As filed with the Securities and Exchange Commission on September 2, 2004

Registration No. 333-114354

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STONEMOR PARTNERS L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7200	80-0103159
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

155 Rittenhouse Circle

Bristol, PA 19007

(215) 826-2800

(Address, Including Zip Code, and Telephone Number, including

Area Code, of Registrant’s Principal Executive Offices)

William R. Shane

155 Rittenhouse Circle

Bristol, PA 19007

(215) 826-2800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William N. Finnegan IV Thomas P. Mason Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 2, 2004

PROSPECTUS

StoneMor Partners L.P.

3,675,000 Common Units

We are a limited partnership recently formed by Cornerstone Family Services, Inc., primarily to own and operate cemeteries in the United States. This is the initial public offering of our common units, which are a class of limited partner interests. We expect the initial public offering price to be between $18.50 and $20.50 per common unit. Holders of common units are entitled to receive distributions of cash from our operations of $0.4625 per unit per quarter, or $1.85 per unit on an annualized basis, before any such distributions are paid on our subordinated units. We will only make these distributions to the extent we have sufficient cash from operations. The common units have been approved for listing on the NASDAQ National Market under the symbol “STON.”

Investing in our common units involves risk. Please read “ Risk Factors” beginning on page 15.

These risks include the following:

•	We may not have sufficient cash from operations to pay the minimum quarterly distribution after we have paid our expenses, including the expenses of our general partner, funded merchandise and perpetual care trusts and established necessary cash reserves.

•	Adverse conditions in the financial markets may reduce the principal and earnings held in merchandise and perpetual care trusts and adversely affect our revenues and cash flow.

•	If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust deposits or to alter the timing of withdrawals from trusts, which may have a negative impact on our revenues and cash flow.

•	We may not be able identify, complete or successfully integrate additional cemetery acquisitions.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Following the completion of this offering, affiliates of our general partner will own sufficient units to block any attempt to remove our general partner.

•	You will experience immediate and substantial dilution of $6.64 per common unit.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to StoneMor Partners L.P.	$	$

(1)	Excludes advisory fees payable to Lehman Brothers Inc. of $ .

We have granted the underwriters a 30-day option to purchase up to 551,250 additional common units on the terms set forth above to cover over-allotments of common units, if any. One-half of the net proceeds from any exercise of the underwriters’ over-allotment option will be used for general partnership purposes, and the other half will be used to redeem a number of common units from the parent of our general partner equal to the number of common units sold upon exercise of the over-allotment option. If the parent of our general partner does not hold a number of common units that is equal to or greater than the number of common units sold upon exercise of the over-allotment option, we will redeem from the parent of our general partner a number of subordinated units that is equal to the shortfall. If the over-allotment option is exercised, the parent of our general partner will be deemed to be a selling unitholder of these units. Please see “Selling Unitholder.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about                     , 2004.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

UBS INVESTMENT BANK

RAYMOND JAMES

                , 2004

StoneMor

StoneMor Partners L.P.

▲ New Jersey
6 Cemeteries
Beth Israel Cemetery
Woodbridge, NJ
Rhode Island
2 Cemeteries
RI
CONN
▲ Connecticut
1 Cemetery
NJ
PENNSYLVANIA
▲ Pennsylvania
44 Cemeteries,
2 Funeral Homes
▲ Ohio
2 Cemeteries,
1 Funeral Home
OHIO
West Virginia
32 Cemeteries
MD
DE
Delaware
1 Cemetery
WEST
VIRGINIA
VIRGINIA
Beverly Hills
Memorial Gardens
Westover, WV
TENNESSEE
Tennessee
3 Cemeteries
Maryland
10 Cemeteries,
1 Funeral Home
Cedar Hill Cemetery
Suitland, MD
ALABAMA
GEORGIA
Alabama
1 Cemetery,
1 Funeral Home
Georgia
1 Cemetery
Virginia
29 Cemeteries, 2 Funeral Homes
Old Dominion Memorial Gardens
Roanoke, VA

▲ *Includes properties managed by subsidiaries of StoneMor Partners L.P.*

PROSPECTUS SUMMARY	1
StoneMor Partners L.P.	1
Partnership Structure and Management	3
The Offering	6
Summary of Tax Considerations	9
Summary Historical and Pro Forma Financial and Operating Data	10

RISK FACTORS	15
Risks Related to Our Business	15
We may not have sufficient cash from operations to pay the minimum quarterly distribution after we have paid our expenses, including the expenses of our general partner, funded merchandise and perpetual care trusts and established necessary cash reserves.	15
Our indebtedness limits cash flow available for our operations and for distribution to our partners.	15
Adverse conditions in the financial markets may reduce the principal and earnings of the investments held in merchandise and perpetual care trusts and adversely affect our revenues and cash flow.	15
Pre-need sales typically generate low or negative cash flow in the periods immediately following sales.	16
Because fixed costs are inherent in our business, a decrease in our revenues can have a disproportionate effect on our cash flow and profits.	16
Our failure to attract and retain qualified sales personnel and management could have an adverse effect on us.	16
We may not be able to identify, complete, fund or successfully integrate additional cemetery acquisitions.	17
If the trend toward cremation in the United States continues, our revenues may decline.	17
Regulatory and Legal Risks	17
If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust deposits or to alter the timing of withdrawals from trusts, which may have a negative impact on our revenues and cash flow.	17
If state laws or their interpretations change, or new laws are enacted relating to the ownership of cemeteries and funeral homes, our business, financial condition and results of operations could be adversely affected.	17
We are subject to legal restrictions on our marketing practices that could adversely affect the volume of our sales.	18
We are subject to environmental and health and safety regulations that may adversely affect our operating results.	18
Risks Inherent in an Investment in Us	18
Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.	18
Following the completion of this offering, affiliates of our general partner will own sufficient common and subordinated units to block any attempt to remove our general partner.	19
Unitholders have limited voting rights.	19
Our general partner can transfer its ownership interest in us without unitholder consent under certain circumstances, and the control of our general partner may be transferred to a third party without unitholder consent.	19
You will experience immediate and substantial dilution of $6.64 per common unit.	20
We may issue additional common units without your approval, which would dilute your existing ownership interests.	20
Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.	20

i

In establishing cash reserves, our general partner may reduce the amount of available cash for distribution to you.	20
Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.	21
You may be required to repay distributions that you have received from us.	21

Tax Risks to Common Unitholders	21
We may have tax liabilities related to periods before our initial public offering and less net operating losses available to reduce taxable income and therefore tax liabilities for future periods.	21
Changes in the ownership of our units, including the changes occurring as a result of this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future taxable periods.	22
Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity-level taxation, it would reduce the amount of cash available for distribution to you.	22
We have subsidiaries that will be treated as corporations for federal income tax purposes and subject to corporate-level income taxes.	23
A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will be borne by our unitholders and our general partner.	23
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.	23
Tax gain or loss on disposition of common units could be more or less than expected.	23
Tax-exempt entities and regulated investment companies face unique tax issues from owning common units that may result in adverse tax consequences to them.	23
We will register as a tax shelter. This may increase the risk of an IRS audit of us or you.	24
We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.	24
You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units.	24

USE OF PROCEEDS	25

CAPITALIZATION	26

DILUTION	27

CASH DISTRIBUTION POLICY	28
Quarterly Distributions of Available Cash	28
Operating Surplus and Capital Surplus	28
Distributions of Available Cash from Operating Surplus	30
Distributions of Available Cash from Capital Surplus	30
Subordination Period	31
Adjustment of Minimum Quarterly Distribution and Target Distribution Levels	32
Distributions of Cash Upon Liquidation	33

CASH AVAILABLE FOR DISTRIBUTION	34
Pro Forma, As Adjusted Available Cash from Operating Surplus for 2003 and the First Half of 2004	34
Estimated Available Cash from Operating Surplus through June 30, 2005	35

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA	37

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                      , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

v

PROSPECTUS SUMMARY

StoneMor Partners L.P.

We are the fourth-largest owner and operator of cemeteries in the United States. As of June 30, 2004, we operated 132 cemeteries in 12 states, located primarily in the eastern United States. The cemetery products and services that we sell include:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise

We sell these products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Our sales of real property, including burial lots (with and without installed vaults and grave marker bases), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes. In 2003, we performed more than 22,000 burials and sold more than 15,000 interment rights (net of cancellations). Based on our sales of interment spaces in 2003, our cemeteries have a weighted average sales life of 219 years.

We focus on generating pre-need sales of cemetery products and services, which generate product and service backlog and provide us with a relatively predictable stream of revenue and cash flows. Our emphasis on pre-need sales also increases the volume of our at-need sales. It has been our experience that if a close family member of one of our pre-need customers dies without pre-need burial arrangements, we are likely to be chosen to provide the at-need products and services for that family member. While at-need sales are not as predictable as pre-need sales, we believe that the relatively stable death rate and the link between pre-need and at-need sales will continue to provide us with a steady stream of revenues and cash flow from our at-need sales.

When we sell pre-need products and services, we are required by state law to deposit a portion of the total sales price into a merchandise trust to ensure that we will have sufficient cash in the future to purchase the products and perform the services. When we sell cemetery interment rights, whether pre-need or at-need, we are required by state law to deposit a portion of the total sales price into a perpetual care trust for the maintenance in perpetuity of our cemeteries.

The following chart shows our 2003 revenues by category.

In the first six months of 2004, pre-need sales and at-need sales accounted for approximately 43.0% and 34.2%, respectively, of our revenues.

We were recently formed as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by Cornerstone Family Services, Inc., or Cornerstone, which will be converted into CFSI LLC, a limited liability company, prior to this offering. Cornerstone was founded in 1999 by members of our management team and a group of private equity investment funds, which we refer to as the McCown De Leeuw funds or McCown De Leeuw, in order to acquire a group of 123 cemetery properties and 4 funeral homes. Since that time, Cornerstone has acquired ten additional cemeteries and one funeral home, built two funeral homes and sold one cemetery. “StoneMor Partners L.P.,” “we,” “our,” “us” or similar terms, when used in a historical context, refer to Cornerstone Family Services, Inc. and its subsidiaries and when used in the present tense or prospectively, refer to StoneMor Partners L.P. and its subsidiaries.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. We describe these risks under the caption “Risk Factors” and they include, among others, the following:

•	We may not have sufficient cash from operations to pay the minimum quarterly distribution after we have paid our expenses, including the expenses of our general partner, funded merchandise and perpetual care trusts and established necessary cash reserves.

•	Adverse conditions in the financial markets may reduce the principal and earnings of the investments held in merchandise and perpetual care trusts and adversely affect our revenues and cash flow.

•	Pre-need sales typically generate low or negative cash flow in the periods immediately following sales.

•	Our failure to attract and retain qualified sales personnel and management could have an adverse effect on us.

•	If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust deposits or alter the timing of withdrawals from trusts, which may have a negative impact on our revenues and cash flow.

•	We may not be able to identify, complete, fund or successfully integrate additional cemetery acquisitions.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Following the completion of this offering, affiliates of our general partner will own sufficient common and subordinated units to block any attempt to remove our general partner.

•	You will experience immediate and substantial dilution of $6.64 per common unit.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity-level taxation, it would reduce the amount of cash available for distribution to you.

Industry Outlook

The U.S. cemetery and funeral home industry, which is often referred to as the death care industry, is highly fragmented. According to the Information for Industry, Inc., a market research firm, there were approximately 7,000 cemeteries and crematories and 16,000 funeral homes in the United States in 2001. In 2003, approximately 730 cemeteries and crematories and 2,400 funeral homes were owned by the four existing publicly traded death care companies, and the remainder were owned by local, independent operators and privately held consolidators, such as us.

The death care industry benefits from the long-term stability of the death rate. According to the U.S. Department of Commerce, the number of deaths in the United States is expected to increase approximately 1% per year over the next ten years. The target market for pre-need sales is the 45-year-old to 64-year-old age group because they generally purchase pre-need cemetery products and services at a higher rate than other age groups. According to the U.S. Department of Commerce, the 45-year-old to 64-year-old age group is expected to experience a 2.7% compound annual growth rate from 2000 to 2010 and to represent approximately 26.5% of the U.S. population by 2010, as compared to 22.2% in 2000. As these baby boomers age, the customer base for pre-need sales is expected to increase.

Partnership Structure and Management

Our operations will be conducted through, and our operating assets will be owned by, our direct and indirect subsidiaries. Initially, we will have one direct subsidiary, StoneMor Operating LLC, a limited liability company that will own equity interests in a number of subsidiary operating companies.

StoneMor GP LLC, as our general partner, will manage our operations and activities. The executive officers and most of the directors of our general partner previously served as executive officers and directors of Cornerstone Family Services, Inc. Our general partner will not receive any management fee or other compensation in connection with its management of our business, but it will be reimbursed for expenses that it incurs on our behalf. Our general partner is also entitled to distributions on its general partner interest and, if specified levels of distributions are made on the common and subordinated units, on its incentive distribution rights. Members of our management will hold a profits interest in our general partner.

Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will not have the right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including units owned by our general partner and its affiliates, voting together as a single class. Because of their controlling ownership interest in our general partner, the McCown De Leeuw funds will be able to control the election of a majority of the directors of our general partner. And because these funds will indirectly control greater than 33 1/3% of our units, they will be able to prevent the removal of our general partner.

Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in state statutes and judicial decisions and is commonly referred to as a “fiduciary” duty. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner’s business in a manner beneficial to our general partner and its affiliates, including the McCown De Leeuw funds. Conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including the McCown De Leeuw funds, on the other hand. These conflicts include decisions made by our general partner (such as the amount and timing of borrowings or whether to acquire additional cemeteries) that may result in our general partner receiving incentive distributions or the conversion of subordinated units (which are owned by affiliates of our general partner) into common units.

Our partnership agreement limits the fiduciary duties and liability of our general partner and its officers and directors to unitholders that would otherwise exist under applicable state law. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s and its officers’ and directors’ fiduciary duties. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

Our principal executive offices are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007, and our phone number is (215) 826-2800. Our website is located at http://www.stonemor.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The following diagram depicts our organizational structure and ownership after giving effect to CFSI LLC’s contribution of substantially all of its assets and operations to us and this offering of common units.

*	Cornerstone Family Services, Inc. will be converted into CFSI LLC prior to the closing of this offering.

The Offering

Common units offered by us

3,675,000 common units 4,226,250 common units if the underwriters exercise their over-allotment option in full. CFSI LLC, the parent of our general partner, will be deemed to be the selling unitholder of any common units sold upon exercise of the over-allotment option. Please see “Selling Unitholder.” The information in this prospectus assumes that the over-allotment option is not exercised.

Units outstanding after this offering	4,239,782 common units, representing a 49.0% limited partner interest in us.

4,239,782 subordinated units, representing a 49.0% limited partner interest in us.

Use of proceeds	We intend to use the net proceeds from this offering, together with the net proceeds of $79.0 million from the private placement of senior secured notes by our subsidiaries, to:

•	repay approximately $132.2 million in debt of CFSI LLC, including $103.1 million in a term loan, $26.5 million of revolving debt outstanding under the existing credit facility and $2.6 million in other outstanding debt;

•	pay approximately $9.7 million of expenses associated with this offering, the proposed private placement of senior secured notes and the related formation and contribution transactions; and

•	reserve approximately $3.9 million for general partnership purposes, including for the construction of mausoleum crypts and lawn crypts and for the purchase of equipment needed to install burial vaults.

One-half of the net proceeds from any exercise of the underwriters’ over-allotment option will be used for general partnership purposes, and the other half will be used to redeem from CFSI LLC a number of common units equal to the number of common units sold upon exercise of the over-allotment option. If CFSI LLC does not hold a number of common units that is equal to or greater than the number of common units sold upon exercise of the over-allotment option, we will redeem from CFSI LLC a number of subordinated units that is equal to the shortfall. CFSI LLC will use the proceeds from this redemption to repurchase a portion of its Class A membership interests. Please see “Selling Unitholder.”

Cash distributions

We intend to make minimum quarterly distributions of $0.4625 per unit if we have sufficient cash from our operations after we have paid our expenses, including the expenses of our general partner, funded merchandise and perpetual care trusts and established necessary cash reserves. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.4625 plus any arrearages from prior quarters;

•	second, 98% to the subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.4625; and

•	third, 98% to all units, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.5125.

If cash distributions per unit exceed $0.5125 in any quarter, our general partner will receive increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of that amount. We refer to these distributions as incentive distributions.

We believe, based on the assumptions beginning on page 35 of this prospectus, that we will have sufficient cash from our operations, together with working capital borrowings made in connection with the growth of our pre-need sales program, to enable us to make the minimum quarterly distribution of $0.4625 on all of our common units and subordinated units for each quarter through September 30, 2005. The amount of estimated cash available for distribution generated during 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units but would not have been sufficient to allow us to pay the full minimum quarterly distribution on all of our subordinated units during that period. The amount of estimated cash available for distribution generated during the first six months of 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common and subordinated units during that period. Please read “Cash Available for Distribution” and Appendix D to this prospectus to see a calculation of our ability to pay the minimum quarterly distribution during these periods.

Subordinated units

CFSI LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.4625 only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before September 30, 2009. These financial tests require us to have earned and paid the minimum quarterly distribution on all of our outstanding units for three consecutive four-quarter periods.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

If we meet the financial tests in the partnership agreement for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the subordinated units will convert into common units. If we meet these tests for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units.

Issuance of additional units

In general, during the subordination period we may issue up to 2,119,891 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions, expansion capital improvements and debt repayments that, in each case, increase cash flow from operations per unit on an estimated pro forma basis and for the redemption of outstanding common units if the redemption price equals the net proceeds per unit, before expenses, to us.

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Senior secured notes

Concurrently with this offering, our operating company and its subsidiaries will issue and sell $80.0 million in aggregate principal amount of senior secured notes. For a description of the senior secured notes please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Notes.” The closing of this offering is contingent upon the completion of the private placement of the senior secured notes.

New credit facility

Concurrently with this offering, our operating company and its subsidiaries will enter into a new credit facility consisting of a $12.5 million revolving credit facility and a $22.5 million acquisition facility. For a description of the new credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.” The closing of this offering is contingent upon the closing of the new credit facility.

Exchange listing	Our common units have been approved for listing on the NASDAQ National Market under the symbol “STON.”

Summary of Tax Considerations

The following discussion, insofar as it relates to U.S. federal income tax laws, is based in part upon the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, contained in “Material Tax Consequences.” This summary is qualified by the discussion in “Material Tax Consequences,” particularly the qualifications on the opinions of Vinson & Elkins L.L.P. therein.

Partnership Status

In the opinion of Vinson & Elkins L.L.P., we will be classified for federal income tax purposes as a partnership, and the beneficial owners of common units will generally be considered our limited partners. Accordingly, we will pay no federal income taxes, and a common unitholder will be required to report in his federal income tax return his share of our income, gains, losses and deductions. In general, cash distributions to a common unitholder will be taxable only if, and only to the extent that, they exceed the tax basis in his common units.

Partnership Allocations

In general, our income and loss will be allocated to our general partner and our unitholders for each taxable year in accordance with their respective percentage interests in us. In determining his federal income tax liability, a unitholder will be required to take into account his share of our income for each of our taxable years ending within or with the unitholder’s taxable year even if cash distributions are not made to him.

Ratio of Taxable Income to Distributions

We estimate that if you hold the common units that you purchase in this offering through the record date for distributions for the quarter ended December 31, 2008, you will be allocated, on a cumulative basis, an amount of taxable income for that period that will be less than 75% of the cash distributed to you with respect to that period. A substantial portion of the income that will be allocated to you is expected to be qualified dividend income, which for individuals is subject to a significantly lower maximum federal income tax rate (currently 15%) than ordinary income (currently taxable at a maximum rate of 35%). If you are an individual taxable at the maximum rate of 35% on ordinary income, the effect of this lower qualified dividend rate is to produce an after-tax return to you that is the same as if the amount of federal taxable income allocated to you for that period were less than 50% of the cash distributed to you for that period.

Disposition of Common Units

A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis of the common units sold. A unitholder’s initial tax basis for a common unit purchased in this offering will generally be the amount paid for the common unit. A unitholder’s basis will generally be increased by his share of our income and decreased by his share of our losses and distributions. Thus, distributions of cash from us to a unitholder in excess of the income allocated to him will, in effect, become taxable income if he sells the common units at a price greater than his adjusted tax basis even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a unitholder resides or in which we do business or own property. Each of the states in which we will initially own assets and do business currently imposes a personal income tax. Some of the states may require us, or we may elect, to withhold from amounts to be distributed to a unitholder. Withholding may not relieve the nonresident unitholder from the obligation to file an income tax return. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

Summary Historical and Pro Forma Financial and Operating Data

The table on the next page presents summary historical financial and operating data of our predecessor, Cornerstone Family Services, Inc., and pro forma financial data of StoneMor Partners L.P. for the periods and as of the dates indicated. The summary historical financial data for Cornerstone Family Services, Inc. as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 are derived from the unaudited consolidated financial statements of Cornerstone Family Services, Inc. The summary historical financial data for Cornerstone Family Services, Inc. as of and for the years ended December 31, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of Cornerstone Family Services, Inc.

The unaudited pro forma consolidated financial statements of StoneMor Partners L.P. give pro forma effect to the contribution of the assets and liabilities of Cornerstone Family Services, Inc. and its subsidiaries to StoneMor Partners L.P. and its subsidiaries, the completion of this offering, the completion of our proposed private placement of senior secured notes and the use of the net proceeds of this offering and the proposed private placement of senior secured notes as described in “Use of Proceeds.” The summary pro forma financial data presented for the year ended December 31, 2003 and as of and for the six months ended June 30, 2004 are derived from our unaudited pro forma consolidated financial statements. The pro forma balance sheet data assumes the offering, the proposed private placement and the related formation and contribution transactions occurred as of June 30, 2004. The pro forma statement of operations data for the year ended December 31, 2003 and for the six months ended June 30, 2004 assumes the offering, the proposed private placement of senior secured notes and the related formation and contribution transactions occurred on January 1, 2003. You can find a more extensive explanation of the pro forma data in the notes to our unaudited pro forma consolidated financial statements.

The table on the next page includes EBITDA, as adjusted. We present EBITDA, as adjusted, because this information is relevant to our business. This calculation is not presented in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered in isolation or as a substitute for net income (loss), income from operations or cash flow as reflected in our historical consolidated financial statements. We explain and reconcile EBITDA, as adjusted, to net cash provided by operating activities, its most directly comparable financial measure that is calculated and presented in accordance with GAAP, in “—Non-GAAP Financial Measures.”

The table on the next page should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

	Cornerstone Family Services, Inc. Historical (1)					StoneMor Partners L.P. Pro Forma (1)
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31, 2003	Six Months Ended June 30, 2004
	2001	2002	2003	2003	2004
	(in thousands, except per unit data)
Statement of Operations Data:
Cemetery revenues	$73,865	$74,168	$77,978	$37,428	$43,096	$77,978	$43,096
Funeral home revenues	961	1,360	1,724	859	1,012	1,724	1,012

Total revenues	74,826	75,528	79,702	38,287	44,108	79,702	44,108

Cost of goods sold (exclusive of depreciation shown separately below):
Land and crypts	5,946	5,948	4,346	2,404	2,224	4,346	2,224
Perpetual care	2,404	2,434	2,585	1,279	1,350	2,585	1,350
Merchandise	3,453	3,634	3,123	1,796	2,622	3,123	2,622
Selling expense	15,480	15,413	15,584	7,654	9,545	15,584	9,545
Cemetery expense	16,990	17,191	17,732	8,599	9,734	17,732	9,734
General and administrative expense	8,594	9,020	9,407	4,617	4,864	9,407	4,864
Overhead (including $1,178 of stock-based compensation in 2003)(2)	9,892	11,820	12,579	4,704	4,991	11,597	4,500
Depreciation and amortization	4,337	4,893	5,001	2,373	2,481	5,001	2,481
Funeral home expense	996	1,343	1,513	741	890	1,513	890

Total costs and expenses	68,092	71,696	71,870	34,168	38,701	70,888	38,210

Operating profit	6,734	3,832	7,832	4,119	5,407	8,814	5,898
Expenses related to terminated debt offering and refinancing(3)	7,000	—	—	—	—	—	—
Interest expense	15,550	14,828	11,376	6,067	5,284	6,128	3,064

Income (loss) before income taxes and cumulative effect of change in accounting principle	(15,816)	(10,996)	(3,544)	(1,948)	123	2,686	2,834
Income taxes (benefit):
State and franchise taxes	(294)	546	1,455	305	714	1,370	500
Federal	(4,945)	(1,453)	1,010	(342)	224	429	(702)

Total income taxes (benefit)	(5,239)	(907)	2,465	(37)	938	1,799	(202)

Income (loss) before cumulative effect of change in accounting principle	(10,577)	(10,089)	(6,009)	(1,911)	(815)	887	3,036

Cumulative effect of change in accounting principle (4)	—	5,934	—	—	—	—	—

Net income (loss)	$(10,577)	$(4,155)	$(6,009)	$(1,911)	$(815)	$887	$3,036

Pro forma net income per unit:
Basic and diluted						$0.10	$0.35
Balance Sheet Data (at period end):
Cemetery property	$154,394	$153,413	$151,200		$151,550		$151,550
Total assets (5)	357,562	356,293	355,685		480,724		480,475
Deferred cemetery revenues, net (6)	91,208	103,580	115,233		119,680		119,680
Total debt	133,474	134,732	130,708		130,963		80,000
Redeemable preferred stock (par value $0.01, 12,764 and 15,514 shares issued and outstanding at December 31, 2002 and 2003, respectively and 13,400 and 17,103 shares issued and outstanding at June 30, 2003 and 2004, respectively) (7)	—	12,764	15,514		17,103	—	—
Total stockholders’/partners’ equity	63,960	48,920	41,980		39,576		111,307
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$12,589	$11,042	$7,146	$(338)	$(367)
Investing activities	(5,766)	(8,913)	(3,129)	(1,741)	(3,395)
Financing activities	(8,011)	1,258	(4,022)	(1,234)	254
Other Financial Data:
EBITDA, as adjusted	$18,031	$26,741	$29,627	$15,573	$15,137
Change in assets and liabilities that provided (used) cash:
Merchandise trusts receivable	6,206	594	(128)	342	—
Due from merchandise trust	13,533	(1,379)	(170)	(473)	(1,249)
Merchandise liability	(827)	(3,427)	(3,244)	(2,543)	(3,126)
Capital expenditures:
Maintenance capital expenditures	1,922	3,378	1,184	660	1,005
Expansion capital expenditures, including acquisitions and dispositions	3,844	5,535	1,945	1,081	2,390

	Cornerstone Family Services, Inc. Historical
	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Operating Data:
Interments performed	22,122	22,693	22,281	11,159	11,338
Cemetery revenues per interment performed (8)	$3,339	$3,215	$3,500	$3,354	$3,801

Interment rights sold (9):
Lots (8)	12,684	11,933	12,442	6,005	6,563
Mausoleum crypts (including pre-construction)	1,921	2,271	2,314	1,221	1,052
Niches	389	436	445	243	280

Total interment rights sold (8)(9)	14,994	14,640	15,201	7,469	7,895

Cemetery revenues per interment right sold (8)(9)	$4,926	$4,984	$4,196	$5,010	$5,459

Number of contracts written	52,353	51,012	47,939	24,897	23,877
Aggregate contract amount, in thousands (excluding interest)	$89,726	$89,106	$90,551	$46,896	$47,516
Average amount per contract (excluding interest)	$1,714	$1,747	$1,889	$1,884	$1,990

Number of pre-need contracts written	23,824	23,194	22,276	11,805	10,911
Aggregate pre-need contract amount, in thousands (excluding interest)	$57,306	$59,177	$60,854	$31,736	$31,190
Average amount per pre-need contract (excluding interest)	$2,405	$2,551	$2,732	$2,688	$2,859

Number of at-need contracts written	28,529	27,818	25,663	13,092	12,966
Aggregate at-need contract amount, in thousands	$32,421	$29,928	$29,698	$15,160	$16,326
Average amount per at-need contract	$1,136	$1,076	$1,157	$1,158	$1,259

(1)	Includes results of operations of 12 cemeteries that we operate under management agreements with the cemetery associations that own them.
(2)	Includes write-off of $1.3 million of expenses in 2002 and $715,000 in 2003 incurred in connection with a potential acquisition of a group of cemeteries in Michigan that we determined would be unlikely to take place. Also includes $1.7 million in corporate bonuses paid in 2003 and an annual payment of a $0.6 million to $0.8 million fee to MDC Management Company IV, LLC, which is the general partner of certain of the McCown De Leeuw funds. Also includes $1.2 million of stock-based compensation in 2003, which is discussed in Note 12 to our historical consolidated financial statements.
(3)	Represents expenses incurred in connection with a proposed high-yield debt offering that was not completed and a refinancing of our existing credit facility. The expenses included $2.4 million of legal and accounting fees, $2.2 million of consulting and other advisory fees, $1.8 million of bank amendment fees and $0.6 million of miscellaneous expenses, including printing costs, rating-agency fees and title-company fees.
(4)	Represents negative goodwill recorded on January 1, 2002 as a result of the implementation of SFAS Nos. 141 and 142.
(5)	Includes principal of perpetual care and merchandise trusts stated on our balance sheet at fair value as of June 30, 2004 in accordance with FASB Interpretation No. 46 and No. 46 revised, Consolidation of Variable Interest Entities: an Interpretation of Accounting Research Bulletin No. 51, which we adopted as of March 31, 2004. In previous periods, includes principal held in merchandise trusts stated on our balance sheets at cost and does not include perpetual care trust principal in accordance with then industry practice.
(6)	Represents revenues to be recognized from sales of pre-need products and services and the related income and capital gains on merchandise trusts. We recognize revenues from sales of pre-need interment rights to constructed mausoleums and lawn crypts when we have collected at least 10% of the sales price. We defer recognition of revenues from sales of pre-need interment rights to unconstructed mausoleums and lawn crypts until we have collected at least 10% of the sales price, at which point we recognize revenues on the percentage-of-completion basis. We recognize revenues from sales of pre-need merchandise and services, other than perpetual care services, when we satisfy the criteria for delivery of the merchandise to the customer or perform the services for the customer. At that time, we also recognize the related income and capital gains from merchandise trusts.
(7)	Represents preferred stock issued to the McCown De Leeuw funds and members of management that will be converted into Class A membership interests in CFSI LLC prior to the closing of this offering.
(8)	Excludes in 2002 the sale of a tract of developed land equivalent to 9,600 burial lots to a municipality in Pennsylvania for $1.2 million.
(9)	Net of cancellations. Counts the sale of a double-depth burial lot as the sale of two interment rights.

Non-GAAP Financial Measures

We present EBITDA, as adjusted, because this information is relevant to our business. We define EBITDA, as adjusted, as net income before:

•	interest;

•	taxes;

•	depreciation and amortization;

•	cost of land and crypts sold;

•	change in deferred cemetery revenues, net; and

•	cumulative effect of change in accounting principle.

In our presentation of EBITDA, as adjusted, we adjusted EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the following items:

•	Cost of land and crypts sold, an expense item resulting from our sales of burial lots, lawn crypts and mausoleum crypts, which is based on the historical allocation of our original cemetery acquisition and construction costs to individual burial lots and crypts. Management considers this expense to represent the depletion of our interment spaces that are available for sale.

•	Increase (decrease) in deferred cemetery revenues, net, which represents the net change in pre-need cemetery products and services sold that have not been delivered or performed during the period presented and therefore not recognized as revenues. Because it includes the change in deferred cemetery revenues, net, EBITDA, as adjusted, is able to reflect the deferred revenues from contracts written and their related expenses generated in a particular period.

•	Cumulative effect of change in accounting principle, which reflects the adoption of new accounting policies. In 2002, cumulative effect of change in accounting principle reflects the implementation of SFAS Nos. 141 and 142, which required us to eliminate our recorded negative goodwill. Prior to the implementation of SFAS Nos. 141 and 142, we amortized negative goodwill over a 40-year period. Management considers this adjustment to EBITDA, as adjusted, to be an acceleration of amortization that would have been recognized in future periods.

Management and external users of our financial statements, such as our investors, use EBITDA, as adjusted, as an important financial measure to assess the ability of our assets to generate cash sufficient to pay interest on our indebtedness, meet capital expenditure and working capital requirements, pay quarterly distributions on the common and subordinated units and otherwise meet our obligations as they become due.

There are material limitations to using a measure such as EBITDA, as adjusted, including the difficulty associated with using it as the sole measure to compare the results of one company to another and the inability to analyze significant items that directly affect a company’s net income (loss) or operating income. In addition, our calculation of EBITDA, as adjusted, may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measures that are computed in accordance with GAAP. Management compensates for these limitations in considering EBITDA, as adjusted, in conjunction with its analysis of other GAAP financial measures, such as net income (loss) and net cash provided by (used in) operating activities.

The following table presents a reconciliation of EBITDA, as adjusted, to net cash provided by operating activities, its most directly comparable GAAP financial measure, on a historical basis, for the periods presented:

	Cornerstone Family Services, Inc. Historical
	(in thousands)
	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Reconciliation of “EBITDA, as adjusted” to “Net cash provided by operating activities”:
Net cash provided by (used in) operating activities	$12,589	$11,042	$7,146	$(338)	$(367)
Interest paid	16,235	12,959	12,918	5,175	5,062
Income taxes paid	2,615	1,790	814	555	650
Refinancing expense	(500)	—	—	—	—
Stock compensation	—	—	(1,178)	—	—
Changes in operating working capital:
Accounts receivable	2,474	(2,564)	1,900	2,209	1,673
Due from merchandise trust	(13,533)	1,379	170	473	1,249
Merchandise trusts receivable	(6,206)	(594)	128	(342)	—
Prepaid expenses	(221)	192	49	443	(196)
Other current assets	—	(820)	168	40	(29)
Other assets	(793)	(392)	1,674	202	6,730
Accounts payable and accrued and other liabilities	4,544	322	2,614	4,613	(2,761)
Merchandise liability	827	3,427	3,224	2,543	3,126

EBITDA, as adjusted	$18,031	$26,741	$29,627	$15,573	$15,137

RISK FACTORS

Risks Related to Our Business

We may not have sufficient cash from operations to pay the minimum quarterly distribution after we have paid our expenses, including the expenses of our general partner, funded merchandise and perpetual care trusts and established necessary cash reserves.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from operations, which fluctuates from quarter to quarter based on, among other things:

•	the volume of our sales;

•	the prices at which we sell our products and services; and

•	the level of our operating costs.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, such as working capital borrowings, capital expenditures and funding requirements for trusts and our ability to withdraw amounts from trusts.

If we had completed the transactions contemplated in this prospectus on January 1, 2003, we believe that our cash from operations generated during 2003 would not have been sufficient to allow us to pay the full minimum quarterly distribution for 2003 on all of our common units and all of our subordinated units. We refer to our estimate of cash available for distribution as our pro forma, as adjusted, available cash from operating surplus in Appendix D, where we have calculated this amount for 2003 and the first six months of 2004. Pro forma, as adjusted, available cash from operating surplus generated during 2003 would have been sufficient to pay the full minimum quarterly distribution on the common units for 2003 but would have been sufficient to pay only 72.4% of the minimum quarterly distribution on the subordinated units for 2003. Please read Appendix D for a description of the adjustments that we made to our pro forma available cash from operating surplus to arrive at the as-adjusted amounts described above.

If the assumptions set forth in “Cash Available for Distribution” are not realized, we may not be able to pay the minimum quarterly distribution or any amount on the common units or the subordinated units, in which event the market price of the common units may decline materially. We expect that we will need working capital borrowings of approximately $3.7 million during the twelve-month period ending September 30, 2005 in order for us to have sufficient operating surplus to pay the full minimum quarterly distribution on all of our common and subordinated units for that period, although the actual amount of working capital borrowings could be materially more or less.

Our indebtedness limits cash flow available for our operations and for distribution to our partners.

On a pro forma basis as of June 30, 2004, we had $80.0 million in debt. Leverage makes us more vulnerable to economic downturns. Because we are obligated to dedicate a portion of our cash flow to service our debt obligations, our cash flow available for operations and for distribution to our partners will be reduced. The amount of indebtedness we have could limit our flexibility in planning for, or reacting to, changes in the markets in which we compete, and require us to dedicate more cash flow to service our debt than we desire. Our ability to satisfy our indebtedness as required by the terms of our debt will be dependent on, among other things, the successful execution of our long-term strategic plan. Subject to limitations in our new credit facility and under the senior secured notes, we may incur additional debt in the future, for acquisitions or otherwise, and servicing this debt could further limit our cash flow.

Adverse conditions in the financial markets may reduce the principal and earnings of the investments held in merchandise and perpetual care trusts and adversely affect our revenues and cash flow.

A substantial portion of our revenues is generated from investment returns that we realize from merchandise and perpetual care trusts. Earnings and investment gains and losses on investments by merchandise and perpetual care trusts are affected by financial market conditions that are not within our control. Because the majority of merchandise and perpetual care trust principal is invested in fixed-income securities, investments held in these trusts are particularly susceptible to changes in interest rates. Merchandise trust principal invested in equity securities is also sensitive to the performance of the stock market. Earnings are also affected by the mix of fixed-income and equity securities that we choose to maintain in the trusts, and we may not choose the optimal mix for any particular market condition.

Declines in earnings from merchandise and perpetual care trusts could cause declines in current and future revenues and cash flow. In addition, any significant or sustained investment losses could result in merchandise trusts having insufficient funds to cover our cost of delivering products and services, or in perpetual care trusts offsetting less of our cemetery maintenance costs. In either case, we would be required to use our operating cash to deliver those products and perform those services, which could decrease our cash available for distribution. These events could have a material adverse effect on our financial condition and results of operations.

Pre-need sales typically generate low or negative cash flow in the periods immediately following sales.

When we sell cemetery merchandise and services on a pre-need basis, we pay commissions on the sale to our salespeople and are required by state law to deposit a portion of the sales proceeds into a merchandise trust. In addition, most of our customers finance their pre-need purchases under installment contracts over a number of years. Depending on the trusting requirements of the states in which we operate, the applicable sales commission rates and the amount of the down payment, our cash flow from payments on installment contracts is typically negative until we have paid the sale commission due on the sale or until we purchase the products or perform the services and are permitted to withdraw funds we have deposited in the merchandise trust. To the extent we increase pre-need activities, state trusting requirements are increased or we delay the purchase of the products or performance of the services we sell on a pre-need basis, our cash flow immediately following pre-need sales may be further reduced, and our ability to service our debt and make distributions to our partners could be adversely affected.

Because fixed costs are inherent in our business, a decrease in our revenues can have a disproportionate effect on our cash flow and profits.

Our business requires us to incur many of the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, we must pay salaries, utilities, property taxes and maintenance costs on our cemetery properties and funeral homes regardless of the number of interments or funeral services we perform. Because we cannot decrease these costs significantly or rapidly when we experience declines in sales, declines in sales can cause our margins, profits and cash flow to decline at a greater rate than the decline in our revenues.

Our failure to attract and retain qualified sales personnel and management could have an adverse effect on us.

Our ability to attract and retain a qualified sales force and other personnel is an important factor in achieving future success. Buying cemetery and funeral home products and services, especially at-need products and services, is very emotional for most customers, so our sales force must be particularly sensitive to our customers’ needs. We cannot assure you that we will be successful in our efforts to attract and retain a skilled sales force. If we are unable to maintain a qualified and productive sales force, our revenues may decline, and our cash available for distribution may decrease.

We are also dependent upon the continued services of our key officers. The loss of any of our key officers could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available. We do not maintain key employee insurance on any of our executive officers.

We may not be able to identify, complete, fund or successfully integrate additional cemetery acquisitions.

A primary component of our business strategy is to grow through acquisitions of cemeteries and, to a lesser extent, funeral homes. We cannot assure you that we will be able to identify and acquire cemeteries on terms favorable to us or at all. We may face competition from other death care companies in making acquisitions. Our ability to make acquisitions in the future may be limited by our inability to secure adequate financing, restrictions under our existing or future debt agreements, competition from third parties or a lack of suitable properties. For example, we are not permitted to make acquisitions for more than $2.5 million, or any series of acquisitions aggregating more than $20.0 million in any consecutive 12-month period, without the requisite consent of the lenders under our new credit facility. Also, when we acquire cemeteries that do not have an existing pre-need sales program or a significant amount of pre-need products and services that have been sold but not yet delivered or performed, the operation of the cemetery and implementation of a pre-need sales program after acquisition may require significant amounts of working capital. This may make it more difficult for us to make acquisitions. Furthermore, the amount of common units we can issue to fund acquisitions in the next three years is limited by the restrictions that would be placed on our ability to use our net operating losses if such issuances resulted in an ownership change under federal tax laws. Please read “Risk Factors—Tax Risks to Common Unitholders—Changes in the ownership of our units, including the changes occurring as a result of this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future taxable periods.”

If the trend toward cremation in the United States continues, our revenues may decline.

We and other death care companies that focus on traditional methods of interment face competition from the increasing number of cremations in the United States. Industry studies indicate that the percentage of cremations has steadily increased and that cremations will represent approximately 36% of the United States death care market by the year 2010, compared to approximately 28% in 2002. Because the products and services associated with a cremation, such as niches and urns, produce lower revenues than the products and services associated with a traditional interment, a continuing trend toward cremations may reduce our revenues and, therefore, our cash available for distribution.

Regulatory and Legal Risks

Our operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trusts, pre-need sales, cemetery ownership, marketing practices, crematories, environmental matters and various other aspects of our business.

If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust deposits or to alter the timing of withdrawals from trusts, which may have a negative impact on our revenues and cash flow.

We are required by state laws to deposit specified percentages of the proceeds from our pre-need and at-need sales of interment rights into perpetual care trusts and proceeds from our pre-need sales of cemetery merchandise and services into merchandise trusts. These laws also determine when we are allowed to withdraw funds from those trusts. If those laws or the interpretations of those laws change or if new laws are enacted, we may be required to deposit more of the sales prices we receive from our sales into the trusts or to defer withdrawals from the trusts, thereby decreasing our cash flow until we are permitted to withdraw the deposited amounts. This could also reduce our cash available for distribution.

If state laws or their interpretations change, or new laws are enacted relating to the ownership of cemeteries and funeral homes, our business, financial condition and results of operations could be adversely affected.

Some states, such as New Jersey, require cemeteries to be organized in the nonprofit form but permit those nonprofit entities to contract with for-profit companies for management services. The New Jersey Cemetery Act was recently recodified to reflect certain technical amendments that may be interpreted to prohibit for-profit entities like us from managing cemeteries located in New Jersey. We manage five cemeteries in New Jersey which accounted for approximately 13.4% of our revenues in the first six months of 2004. Because the regulations implementing the amendments have not yet been adopted, the impact of these amendments is unknown. If the implementing regulations prohibit us from managing cemeteries in New Jersey, our business, financial condition and results of operations could be adversely affected.

We are subject to legal restrictions on our marketing practices that could adversely affect the volume of our sales.

The enactment or amendment of legislation or regulations relating to marketing activities may make it more difficult for us to sell our products and services. For example, the recently enacted federal “do not call” legislation has adversely affected our ability to market our products and services using telephone solicitation by limiting who we may call and increasing our costs of compliance. As we result, we have increased our reliance on direct mail marketing and telephone follow-up with existing contacts. Additional laws or regulations limiting our ability to market through direct mail, over the telephone, through internet and e-mail advertising or door-to-door may make it difficult to identify potential customers, which could increase our costs of marketing. Both increases in marketing costs and restrictions on our ability to market effectively could reduce our revenues and could have an adverse effect on our business, operations and financial condition, as well as our ability to make cash distributions to you.

We are subject to environmental and health and safety regulations that may adversely affect our operating results.

Our cemetery and funeral home operations are subject to numerous federal, state and local environmental and health and safety regulations. We may become subject to liability for the removal of hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. Under CERCLA and similar state laws, joint and several liability may be imposed on various parties, regardless of fault or the legality of the original disposal activity. Our funeral home, cemetery and crematory operations include the use of some materials that may meet the definition of “hazardous substances” under CERCLA and thus may give rise to liability if released to the environment through a spill or discharge. We cannot assure you that we will not face liability under CERCLA for any conditions at our properties, and we cannot assure you that these liabilities will not be material.

Our funeral home operations are generally subject to federal and state regulations regarding the disposal of medical waste, and are also subject to regulation by federal, state or local authorities under the Emergency Planning and Community Right-to-Know Act (EPCRA). We are required to maintain, and may be required to submit to state and local authorities, a list of any hazardous materials we use under EPCRA Tier One and Tier Two reporting requirements.

Our crematory operations are subject to regulation under the federal Clean Air Act and any analogous state laws. If new regulations applicable to our crematory operations were to be adopted, they could require permits or capital expenditures that would increase our costs of operation and compliance.

Risks Inherent in an Investment in Us

Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

Following the offering, CFSI LLC will own an aggregate 55.5% limited partner interest in us and will own all of the Class A units of our general partner. Conflicts of interest may arise between CFSI LLC and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

•

The board of directors of our general partner is elected by the owners of our general partner. Although our general partner has a fiduciary duty to manage us in good faith, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to the owners of our general partner.

•	Our partnership agreement limits the liability of our general partner, reduces its fiduciary duties and restricts the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty.

•	Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional limited partner interests and reserves, each of which can affect the amount of cash that is distributed to unitholders.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates.

•	In some instances, our general partner may cause us to borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Following the completion of this offering, affiliates of our general partner will own sufficient common and subordinated units to block any attempt to remove our general partner.

Our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because affiliates of our general partner will own approximately 56.7% of all the units, our general partner currently cannot be removed without the consent of its affiliates. Also, if our general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. This would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Unitholders have limited voting rights.

Unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not select our general partner or elect the board of directors of our general partner and will have no right to select our general partner or elect its board of directors in the future. We are not required to have a majority of independent directors on our board, but we are required to establish and maintain an audit committee of three independent directors within one year of this offering. We cannot assure you that the persons who control our general partner will elect more independent directors than are necessary to satisfy our audit committee composition requirements, even though most listed corporations are required to have a majority of independent directors on their boards.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner can transfer its ownership interest in us without unitholder consent under certain circumstances, and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owners of our general partner to transfer their ownership interest in the general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $6.64 per common unit.

The assumed initial public offering price of $19.50 per unit exceeds our pro forma net tangible book value of $12.86 per unit as of June 30, 2004. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $6.64 per common unit. The main factor causing dilution is that our general partner and its affiliates acquired interests in us at equivalent per unit prices less than the public offering price.

We may issue additional common units without your approval, which would dilute your existing ownership interests.

During the subordination period, our general partner may cause us to issue up to 2,119,891 additional common units, or 50% of the common units outstanding immediately after this offering, without your approval. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without your approval, in numerous circumstances during the subordination period. For a description of those circumstances, please read “The Partnership Agreement—Issuance of Additional Securities.”

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. You will not have the right to approve our issuance at any time of equity securities ranking junior to the common units.

The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including CFSI LLC and the officers and directors of our general partner, for all expenses they incur on our behalf. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.” The reimbursement of expenses could adversely affect our ability to pay cash distributions to you. Please read “Certain Relationships and Related Transactions.” Our general partner determines the amount of these expenses. In addition, our general partner and its affiliates may provide us with other services for which we will be charged fees as determined by our general partner.

In establishing cash reserves, our general partner may reduce the amount of available cash for distribution to you.

The partnership agreement requires our general partner to deduct from operating surplus cash reserves that it establishes to fund our future operating expenditures. The partnership agreement also permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to you.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If, at any time, our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon the sale of your units. For further information about the call right, please read “The Partnership Agreement—Limited Call Right.”

You may be required to repay distributions that you have received from us.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership. However, assignees are not liable for obligations unknown to the assignee at the time the assignee became a limited partner if the liabilities could not be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

We may have tax liabilities related to periods before our initial public offering and less net operating losses available to reduce taxable income and therefore tax liabilities for future taxable periods.

Because our business was conducted by an affiliated group of corporations during periods prior to the completion of this offering, we may have federal and state income tax liabilities that relate to our prior operations and to transactions occurring immediately before this offering, including approximately $600,000 of state income taxes due upon CFSI LLC’s conveyance of certain assets to us immediately prior to this offering. In addition, the amount of cash distributions we receive from our corporate subsidiaries over the next several years will depend in part upon the amount of net operating losses available to those subsidiaries to reduce the amount of income subject to federal income tax they would otherwise pay. As of December 31, 2003, Cornerstone, our predecessor, and its affiliated group of corporate subsidiaries, had a consolidated federal net operating loss carryover of approximately $20.2 million, and we expect our taxable subsidiaries to have a federal net operating loss carryover of approximately $35.0 million upon the closing of this offering as a result of our restructuring immediately prior to this offering. These net operating losses will begin to expire in 2019 and are available to reduce future taxable income that would otherwise be subject to federal income taxes. The amount of net operating losses available to reduce the income tax liability of our corporate subsidiaries in future taxable years could be reduced as a result of the prior operations and the transactions occurring immediately before this offering. We will be indemnified by CFSI LLC against additional income tax liabilities, if any, that arise from our operations prior to this offering, and income tax liabilities, if any, that arise from the consummation of the transactions related to our formation in excess of $600,000 if those liabilities are asserted by the IRS prior to the expiration of the statute of limitations for federal income taxes of Cornerstone for its taxable period ending with the conversion of Cornerstone into CSFI LLC (generally, three years from the filing of the tax return for such period). We will also be indemnified by CFSI LLC against any liabilities we may be subject to in the future resulting from a reduction in our net operating losses as a result of such prior operations or as a result of such formation transactions in excess of that which is believed to result from them at the time of the offering. We cannot assure you that we will not ultimately be responsible for any or all of these liabilities, if they occur. Any increase in the tax liabilities of our corporate subsidiaries because of a reduction in net operating losses not recouped under the indemnity will reduce our cash available for distribution.

Changes in the ownership of our units, including the changes occurring as a result of this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future taxable periods.

The use of the net operating losses by our corporate subsidiaries may be limited if the ownership of our units changes such that our corporate subsidiaries are deemed to have an “ownership change” under applicable provisions of the Internal Revenue Code. In general, an ownership change will occur if the percentage of our units, based on the value of the units, owned by certain unitholders or groups of unitholders increases by more than fifty percentage points during a three year period. For this purpose, the unitholders who acquire interests in us pursuant to this offering will be treated as a single group, as will those persons who acquire units in any subsequent offering we may make. If the underwriter’s over-allotment option is exercised, the public group acquiring units in this transaction will own roughly 49% of the total partnership interests outstanding after completion of this offering, and those units would likely constitute more than 50% of the value of all ownership interests in us. However, applicable Treasury regulations provide generally that if in a public offering units are issued solely for cash, for purposes of calculating the percentage of ownership change resulting from the transaction, the acquiring unitholders will be deemed to acquire only 50% of the number of units they actually acquire. Vinson & Elkins L.L.P. has opined that this offering, standing alone, should not result in an ownership change. However, no ruling has been or will be requested from the IRS regarding this issue, and an opinion of counsel represents only the counsel’s legal judgment and does not bind the IRS or the courts. Thus there remains some risk that this offering will result in an ownership change. If an ownership change does occur, each of our corporate subsidiaries would be restricted annually in its ability to use its net operating losses to reduce its federal taxable income to an amount equal to the value of the corporation on the date of the ownership change multiplied by the applicable federal long-term tax-exempt rate in effect at such time. The federal long-term tax-exempt rate is currently 4.72%. Any such restriction would have a material adverse impact on our ability to make the full minimum quarterly distribution on our common and subordinated units. If this offering does not result in an ownership change, we will be limited in the additional units we can issue, and certain unitholders or groups of unitholders will be limited in their ability to transfer interests in our general partner or units they hold, in the next three years without triggering an ownership change. While we do not anticipate that an ownership change will occur prior to December 31, 2008, the date by which we expect most of our subsidiaries’ net operating losses to be completely utilized, we cannot assure you that such ownership change will not occur. If an ownership change should occur during this period, an increase in tax liabilities of our corporate subsidiaries could result, which would reduce the amount of cash available for distribution to you. Furthermore, in order to avoid the consequences of an ownership change, we may refrain from making some acquisitions that we otherwise would finance at least in part with additional units or the proceeds of an offering of common units. As a result, we may be less able to implement our acquisition growth strategy during the next three years.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity-level taxation, it would reduce the amount of cash available for distribution to you.

The after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

We have subsidiaries that will be treated as corporations for federal income tax purposes and subject to corporate-level income taxes.

Some of our operations will be conducted through subsidiaries that are organized as C corporations. Accordingly, these corporate subsidiaries will be subject to corporate-level tax, which will reduce the cash available for distribution to our partnership and, in turn, to you. If the IRS were to successfully assert that these corporations have more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, the cash available for distribution could be reduced more than we anticipate.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will be borne by our unitholders and our general partner.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on disposition of common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and regulated investment companies face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and regulated investment companies (known as mutual funds) raises issues unique to them. For example, some of our income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. If you are a tax-exempt entity or a regulated investment company, you should consult your tax advisor before investing in our common units.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or you.

We have applied to register with the IRS as a “tax shelter.” The federal income tax laws require that some types of entities, including some partnerships, register as tax shelters in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments may be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You would bear the cost of any expense incurred in connection with an examination of your personal tax return.

Recently issued Treasury regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” Unitholders may be required to file this form with the IRS if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisor concerning the application of any of these factors to their investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As stated above, we have applied to register as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including unitholder names and tax identification numbers, and to furnish this information to the IRS upon request. Unitholders are urged to consult with their own tax advisor concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefit available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in Alabama, Connecticut, Delaware, Georgia, Maryland, New Jersey, Ohio, Pennsylvania, Rhode Island, Tennessee, Virginia and West Virginia. Each of these states currently imposes a personal income tax. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $66.8 million from the sale of 3,675,000 common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. We base this amount on an assumed initial public offering price of $19.50 per common unit. Concurrently with the closing of this offering, we expect to receive net proceeds of approximately $79.0 million from the private placement of senior secured notes by our subsidiaries, after deducting the private placement fee but before paying estimated offering expenses.

We intend to use the net proceeds of $66.8 million from this offering, together with the net proceeds of $79.0 million from the private placement of senior secured notes by our subsidiaries, to:

•	repay approximately $132.2 million in debt of CFSI LLC, including $103.1 million in a term loan, $26.5 million of revolving debt outstanding under the existing credit facility and $2.6 million in other outstanding debt;

•	pay approximately $9.0 million of expenses associated with this offering, the proposed private placement of senior secured notes and the related formation and contribution transactions; and

•	reserve approximately $3.9 million for general partnership purposes, including for the construction of mausoleum crypts and lawn crypts and for the purchase of equipment needed to install burial vaults.

As of June 30, 2004, approximately $103.1 million in a term loan and $25.5 million of revolving credit was outstanding under the existing credit facility. The term loan and the outstanding revolving debt bear interest at the aggregate rate of 4.5% plus the greater of LIBOR and 3.5%, which aggregate rate was 8.0% as of June 30, 2004. Beginning on September 15, 2004, the term loan and revolving debt bear interest at the rate of 18.0% per annum with 2.0% increases on each of January 1, 2005 and April 1, 2005. The term loan and revolving debt are due and payable on June 30, 2005. As of June 30, 2004, we had $2.4 million in other outstanding debt, which will be repaid with proceeds from this offering and proceeds from our proposed private placement of senior secured notes, with a weighted average interest rate of 5.5% per year and a weighted average maturity of 1.5 years.

If the over-allotment option is exercised, we will use one-half of the net proceeds for general partnership purposes, and we will use the other half to redeem from CFSI LLC a number of common units equal to the number of common units sold upon exercise of the over-allotment option. If CFSI LLC does not hold a number of common units that is equal to or greater than the number of common units sold upon exercise of the over-allotment option, we will redeem from CFSI LLC a number of subordinated units that is equal to the shortfall. As a result, CFSI LLC will be deemed to be a selling unitholder. Please see “Selling Unitholder.” CFSI LLC will use the net proceeds from this redemption to repurchase a portion of its Class A membership interests.

Pending application of the $3.9 million of proceeds reserved for general partnership purposes, we may invest those proceeds in short-term marketable securities.

CAPITALIZATION

The following table shows:

•	our historical capitalization as of June 30, 2004; and

•	our pro forma capitalization as of June 30, 2004, which reflects the offering of the common units, the proposed private placement of our senior secured notes, the application of the net proceeds in the manner described under “Use of Proceeds” on the preceding page and the related formation and contribution transactions.

This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2004
	Actual		Pro Forma
	(in thousands)
Cash and cash equivalents	$2,046		$10,608

Long-term debt, including current portion:
Term loan	$103,096		$—
Revolving credit	25,500		—
Other debt	2,367		—
New debt:
Credit facility	—		—
Senior secured notes	—		80,000

Total long-term debt	130,963		80,000

Preferred stock	17,103	(1)	—
Owners’ equity:
Owners’ equity	39,575	(2)	—
Held by public:
Common units	—		58,101
Held by the general partner and its affiliates:
Common units	—		6,037
Subordinated units	—		45,320
General partner interest	—		1,849

Total equity	39,575		111,307

Total capitalization	$187,641		$191,307

(1)	Represents the outstanding shares of Cornerstone preferred stock that will be converted into Class A membership interests in CFSI LLC prior to the closing of this offering.

(2)	Includes promissory notes receivable representing loans to purchase common stock in Cornerstone in an aggregate principal amount of $150,000 that were classified on our historical balance sheet as of June 30, 2004 within stockholders’ equity and will be retained by CFSI LLC and not contributed to us in connection with the related formation and contribution transactions.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. Assuming an initial public offering price of $19.50 per common unit, on a pro forma basis as of June 30, 2004, after giving effect to the offering of common units and the related formation transactions, our net tangible book value was $111.3 million, or $12.86 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$19.50
Pro forma net tangible book value per common unit before the offering (1)	$11.86
Increase in net tangible book value per common unit attributable to purchasers in the offering	$1.50

Less: Pro forma net tangible book value per common unit after the offering (2)		$12.86

Immediate dilution in net tangible net book value per common unit to purchasers in the offering		$6.64

(1)	Determined by dividing the total number of units to be issued to our general partner and its affiliates for their contribution of assets and liabilities (564,782 common units, 4,239,782 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 173,052 units) into the net tangible book value of our predecessor’s contributed assets and liabilities ($56,529,000). Our general partner’s dilutive-effect equivalent was determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by our general partner’s 2% general partner interest, after giving effect to the application of the net proceeds of the offering and the related transactions.
(2)	Determined by dividing the total number of units (4,239,782 common units, 4,239,782 subordinated units and the 2% general partner interest, which has a dilutive effect equal to 173,052 units) to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration		Average Price Paid Per Unit
	Number	Percent	Amount	Percent
General partner and its affiliates (1)(2)	4,977,616	57.5%	$56,529,000	44.1%	$11.36
New investors	3,675,000	42.5	71,662,500	55.9	19.50

Total	8,652,616	100.0%	$128,191,500	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of 564,782 common units, 4,239,782 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 173,052 units.
(2)	The assets contributed by our general partner and its affiliates will be recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2004, was $56.5 million.

CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

General.    Within approximately 45 days after the end of each quarter, beginning with the quarter ending December 31, 2004, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through December 31, 2004 based on the actual length of the period.

Available cash for any quarter consists of cash on hand at the end of that quarter, plus cash on hand from working capital borrowings made after the end of the quarter but before the date of determination of available cash for the quarter, less cash reserves. Cash and other investments held in merchandise trusts and perpetual care trusts are not treated as available cash until they are distributed to us.

Minimum Quarterly Distribution.    Common units are entitled to receive distributions from operating surplus of $0.4625 per unit per quarter, or $1.85 per unit per year, before any such distributions are paid on our subordinated units. We cannot guarantee you that we will be able to pay the minimum quarterly distribution on the common units in any quarter. We will be prohibited from making any distributions to unitholders if the distributions would cause an event of default, or if an event of default is existing, under our debt agreements.

General Partner Interest and Incentive Distribution Rights.    As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest. The general partner’s 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus in excess of $0.5125 per unit. The maximum distribution of 50% includes distributions paid to the general partner on its 2% general partner interest but does not include any distributions that the general partner may receive on units that it owns.

Operating Surplus and Capital Surplus

General.    All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Operating Surplus.    Operating surplus consists of:

•	our cash balance on the closing date of this offering; plus

•	$5.0 million (as described below); plus

•	cash receipts from our operations, including cash withdrawn from merchandise and perpetual care trusts; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	operating expenditures, including cash deposited in merchandise and perpetual care trusts, maintenance capital expenditures and the repayment of working capital borrowings; less

•	the amount of cash reserves for future operating expenditures and maintenance capital expenditures.

As reflected above, operating surplus includes $5.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $5.0 million of cash we receive in the future from non-operating sources, such as asset sales outside the ordinary course of business, sales of our equity and debt securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

As described above, operating surplus is reduced by the amount of our maintenance capital expenditures but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets.

Examples of maintenance capital expenditures include costs to build roads and install sprinkler systems on our cemetery properties and purchases of equipment for those purposes and, in most instances, costs to develop new areas of our cemeteries. Examples of expansion capital expenditures include costs to identify and complete acquisitions of new cemeteries and funeral homes and to construct new funeral homes. Costs to construct mausoleum crypts and lawn crypts may be considered to be a combination of maintenance capital expenditures and expansion capital expenditures. Our general partner, with the concurrence of its conflicts committee, may allocate capital expenditures between maintenance capital expenditures and expansion capital expenditures and may determine the period over which maintenance capital expenditures will be subtracted from operating surplus.

Capital Surplus.    Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash (other than sales or other dispositions of excess cemetery property in an aggregate amount not to exceed $1.0 million in any four-quarter period; sales or other dispositions of inventory, accounts receivable and other current assets in the ordinary course of business; and sales or other dispositions of assets as a part of normal retirements or replacements).

The $1.0 million exception for sales of excess cemetery property may be increased by our general partner, with the concurrence of its conflicts committee, if the size of our operations increases as a result of acquisitions or other expansions.

Distributions of Available Cash from Operating Surplus

The following table illustrates the priority of distributions of available cash from operating surplus between the unitholders and our general partner during the subordination period. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column titled “Total Quarterly Distribution Target Amount,” until the available cash from operating surplus that we distribute reaches the next target distribution level, if any. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has contributed any additional capital required to maintain its 2% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount		Marginal Percentage Interest in Distributions
			Common Unitholders	Subordinated Unitholders	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution		up to $0.4625	98%	—	—	2%
Arrearages on Minimum Quarterly Distribution		up to $0.4625	98%	—	—	2%
Minimum Quarterly Distribution		up to $0.4625	—	98%	—	2%
First Target Distribution	above $	0.4625 up to $0.5125	—	—	98%	2%
Second Target Distribution	above $	0.5125 up to $0.5875	—	—	85%	15%
Third Target Distribution	above $	0.5875 up to $0.7125	—	—	75%	25%
Thereafter		above $0.7125	—	—	50%	50%

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash.

Distributions of Available Cash from Capital Surplus

We do not currently expect to make any distributions of available cash from capital surplus. However, to the extent that we make any distributions of available cash from capital surplus, they will be made in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we have distributed for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we have distributed for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price.

Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied, however, to the payment of the minimum quarterly distribution or any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters.

If we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price and have paid all arrearages on the common units, the minimum quarterly distribution and the target distribution levels will be reduced to zero. Once the minimum quarterly distribution and target distribution levels are reduced to zero, all subsequent distributions will be from operating surplus, with 50% being paid to the holders of units and 50% to our general partner.

Subordination Period

General.    During the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Upon expiration of the subordination period, all subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash, and the common units will no longer be entitled to arrearages.

Expiration of Subordination Period.    The subordination period will extend until the first day of any quarter beginning after September 30, 2009 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units for the three consecutive four-quarter periods immediately preceding that date equaled or exceeded the minimum quarterly distribution;

•	the “adjusted operating surplus” (as defined below) generated during the three consecutive four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units and the related distribution on the 2% general partner interest; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units.    If the tests for ending the subordination period are satisfied for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the subordinated units will convert into an equal number of common units. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the subordinated units will convert into an equal number of common units. The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

Adjusted Operating Surplus.    Adjusted operating surplus is a measure that we use to determine the operating surplus that is actually earned in a test period by excluding items from prior periods that affect operating surplus in the test period. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period but only to the extent that outstanding working capital borrowings exceed $5.0 million as a result of such increase; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; less

•	the amount, if any, by which the aggregate principal amount withdrawn from merchandise trusts with respect to that period exceeds the aggregate amount deposited into merchandise trusts with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period but only to the extent that such decrease would reduce outstanding working capital borrowings to an amount not less than $5.0 million; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	the amount, if any, by which the aggregate amount deposited into merchandise trusts with respect to that period exceeds the aggregate principal amount withdrawn from merchandise trusts with respect to that period.

The limitations on the effect of net increases and net decreases in working capital borrowings set forth in the second and fifth bullet points above will become inoperative and have no further effect with respect to any period ending after September 30, 2006.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without a unitholder vote would double and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the income taxes payable by reason of that legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their respective capital account balances, as adjusted to reflect any taxable gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of taxable gain upon liquidation are intended, to the extent possible, to allow the holders of common units to receive proceeds equal to their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters prior to any allocation of gain to the common units. There may not be sufficient taxable gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any additional taxable gain will be allocated in a manner intended to allow our general partner to receive proceeds in respect of its incentive distribution rights.

If there are losses upon liquidation, they will first be allocated to the subordinated units and the general partner interest until the capital accounts of the subordinated units have been reduced to zero and then to the common units and the general partner interest until the capital accounts of the common units have been reduced to zero. Any remaining loss will be allocated to the general partner interest.

CASH AVAILABLE FOR DISTRIBUTION

We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus including working capital borrowings, the minimum quarterly distribution of $0.4625 per unit, or $1.85 per unit per year, on all of our outstanding common units and subordinated units.

Available cash for any quarter consists of cash on hand at the end of that quarter, plus cash on hand from working capital borrowings after the end of the quarter but before the date of determination of available cash for the quarter, less cash reserves. Operating surplus consists of all cash on hand at the closing of this offering, plus $5.0 million, plus cash generated from our operations and from working capital borrowings, less operating and maintenance capital expenditures, repayments of working capital borrowings and cash reserves for future operating and maintenance capital expenditures.

The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units and the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$1,960.9	$7,843.6
Subordinated units	1,960.9	7,843.6
2% general partner interest	80.0	320.1

Total	$4,001.8	$16,007.3

Pro Forma, As Adjusted, Available Cash from Operating Surplus for 2003 and the First Half of 2004

If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma, as adjusted, available cash from operating surplus generated during 2003 and the first half of 2004 would have been approximately $13.9 million and $8.8 million, respectively. These amounts would have been sufficient to pay the full minimum quarterly distribution on all of our common units and 72.4% of the minimum quarterly distribution on our subordinated units for 2003 and the full minimum quarterly distribution on all of our common units and subordinated units for the first half of 2004. We derived the amounts of pro forma, as adjusted, available cash from operating surplus by subtracting the estimated incremental expenses and maintenance capital expenditures discussed below from our pro forma available cash from operating surplus shown on Appendix D and then adding the one-time cash flow items discussed below.

If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma available cash from operating surplus generated during 2003 and the first half of 2004 would have been approximately $13.4 million and $6.6 million, respectively. Pro forma available cash from operating surplus does not include any incremental expenses we will incur as a result of being a public company, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees and incremental insurance costs. We expect these incremental expenses to be approximately $1.3 million per year and have made adjustments for this amount in our calculation of pro forma, as adjusted, available cash from operating surplus. Furthermore, we have historically treated all capital expenditures to construct mausoleum crypts and lawn crypts as expansion capital expenditures, which would not reduce operating surplus. Under our partnership agreement, to the extent that the general partner, with the concurrence of the conflicts committee, determines that all or a portion of these construction capital expenditures are to maintain, rather than increase, our operating capacity, it will designate these capital expenditures as maintenance capital expenditures, which will reduce operating surplus. We estimate that approximately $0.6 million and $0.3 million of capital expenditures reported on our financial statements as expansion capital expenditures in 2003 and the first half of 2004, respectively, would have been designated as maintenance capital expenditures under the partnership agreement and have made adjustments for these amounts in our calculation of pro forma, as adjusted, available cash from operating surplus. In addition, our pro forma available cash from operating surplus includes certain one-time cash flow items that we believe will not occur on an ongoing basis and are therefore excluded. In 2003, these items include expenses of $1.0 million associated with this offering and a payment of $1.4 million related to the settlement of disputes over the acquisition of cemetery properties and funeral homes from the Loewen Group, Inc. in 1999. In the six months ended June 30, 2004, the one-time cash flow items consisted of $3.2 million of expenses associated with this offering.

We derived the amounts shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, the pro forma financial statements have been prepared on an accrual basis while available cash from operating surplus is calculated under our partnership agreement on a cash accounting basis. As a consequence, while the amounts of pro forma, as adjusted, available cash from operating surplus shown above are calculated in a manner that is consistent with our partnership agreement they should only be viewed as a general indication of the amounts of available cash from operating surplus that we might have generated if we had completed the transactions contemplated in this prospectus on January 1, 2003.

Estimated Available Cash from Operating Surplus through September 30, 2005

We believe that, following completion of this offering, we will have sufficient available cash from operating surplus, including working capital borrowings in connection with the growth of our pre-need sales program, to allow us to make the full minimum quarterly distribution on all of our common units and subordinated units for each quarter through September 30, 2005.

Our belief is based on a number of specific assumptions, including the material assumptions set forth below, which relate to the twelve-month period ending September 30, 2005. For a more detailed explanation of the concepts and terms described below, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

•	The number of burials performed will remain consistent with the number of burials performed in 2003.

•	The volume of sales of cemetery products and services will increase by 3.0% per annum over the volume of sales of cemetery products and services in 2003.

•	The average price of cemetery products and services will increase by 3.0% per annum over the average price of such cemetery products and services in 2003.

•	The percentage of pre-need cemetery products delivered and services performed out of total deferred cemetery revenues, net, will approximate the percentage of pre-need cemetery products delivered and services performed in 2003 out of total deferred cemetery revenues, net.

•	The volume of cancellations arising from non-payment of pre-need contracts will approximate the volume of cancellations in 2003.

•	The average rate of return on realized earnings on funds held in merchandise trusts will decrease by 2.1% over the average rate of return on those funds in 2003.

•	The average rate of return on realized earnings on funds held in perpetual care trusts will decrease by 0.5% over the average rate of return on those funds in 2003.

•	Maintenance capital expenditures to be funded with operating cash flow will be $1.8 million. We will use $3.9 million of the net proceeds of this offering to pay expenses associated with the construction of mausoleums and to purchase equipment for the installation of burial vaults.

•	The cost of goods sold as a percentage of revenues will approximate the percentage of actual cost of goods sold in 2003 as a percentage of revenues.

•	Direct selling expense directly related to cemetery sales, such as sales commission, will increase by 4.4% over direct selling expense in 2003, and selling expense indirectly related to cemetery sales, such as postage and advertising, will increase by 1.0% over indirect selling expense in 2003.

•	Cemetery expense will increase 5.0% over cemetery expense in 2003.

•	Home office expense will increase by $1.3 million over home office expense in 2003 as a result of our becoming a public company.

•	The cash tax reduction due to the use of federal and state net operating loss carryovers will be $2.5 million.

•	We will borrow $3.7 million under our new credit facility for working capital requirements, primarily because we are growing our pre-need sales programs at some of our cemeteries. The growth in our pre-need sales programs will have a negative cash flow effect initially because of interest costs on the related working capital borrowings, sales costs and the funding requirements of merchandise and perpetual care trusts.

•	We will not make any material acquisitions or dispositions of assets.

•	Any changes in federal, state or local environmental, regulatory or tax laws, or the enforcement or interpretation thereof, will not materially affect our operations.

•	Overall economic conditions and economic conditions in the areas where we operate will not change materially.

While we believe that these assumptions are reasonable in light of management’s current beliefs concerning future events, the assumptions underlying the projections are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which event the market price of the common units may decline materially. Consequently, the statement that we believe that we will have sufficient available cash from operating surplus, together with working capital borrowings made in connection with the growth of our pre-need sales program, to pay the full minimum quarterly distribution on all units for each quarter through September 30, 2005 should not be regarded as a representation by us or the underwriters or any other person that we will make such a distribution. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data of our predecessor, Cornerstone Family Services, Inc., and pro forma financial data of StoneMor Partners L.P. for the periods and as of the dates indicated. The selected historical financial data for Cornerstone Family Services, Inc. as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 are derived from the unaudited consolidated financial statements of Cornerstone Family Services, Inc. The selected historical financial data for Cornerstone Family Services, Inc. as of and for the nine month period ended December 31, 1999 and as of and for the years ended December 31, 2000, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of Cornerstone Family Services, Inc. We were formed in March 1999 to acquire 123 cemetery properties and four funeral homes from The Loewen Group, Inc. As a result, we have not presented historical results for any period prior to the nine-month period ended December 31, 1999.

Effective January 1, 2000, we adopted SEC Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements,” or SAB 101, in which the SEC expressed its views on applying GAAP to selected revenue recognition issues. Note (3) to the following table sets forth adjusted data summarizing our results of operations for the nine month period ended December 31, 1999 and the year ended December 31, 2000 as if we had adopted SAB 101 as of March 31, 1999, the date on which we commenced operations.

The unaudited pro forma consolidated financial statements of StoneMor Partners L.P. give pro forma effect to the contribution of the assets and liabilities of Cornerstone Family Services, Inc. and its subsidiaries to StoneMor Partners L.P., the completion of this offering, the completion of our proposed private placement of senior secured notes and the use of the net proceeds of this offering and the proposed private placement as described in “Use of Proceeds.” The selected pro forma financial data presented for the year ended December 31, 2003 and as of and for the six months ended June 30, 2004 are derived from our unaudited pro forma consolidated financial statements. The pro forma balance sheet data assumes the offering, the proposed private placement and the related formation and contribution transactions occurred as of June 30, 2004. The pro forma statement of operations data for the year ended December 31, 2003 and for the six months ended June 30, 2004 assumes the offering, the proposed private placement and the related formation and contribution transactions occurred on January 1, 2003. You can find a more detailed explanation of the pro forma data in the notes to our unaudited pro forma consolidated financial statements.

The table on the next page includes EBITDA, as adjusted. This calculation is not presented in accordance with GAAP and should not be considered in isolation or as a substitute for net income (loss), income from operations or cash flow as reflected in our historical consolidated financial statements. We explain and reconcile EBITDA, as adjusted, to net cash provided by operating activities, its most directly comparable financial measure that is calculated and presented in accordance with GAAP, in “—Non-GAAP Financial Measures.”

The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Cornerstone Family Services, Inc. Historical (1)							StoneMor Partners L.P. Pro Forma (1)
	Nine Month Period Ended December 31, 1999(2)(3)	Year Ended December 31,				Six Months Ended June 30,		Year Ended December 31, 2003	Six Months Ended June 30, 2004
		2000(3)	2001	2002	2003	2003	2004
	(in thousands, except per unit data)
Statement of Operations Data:
Cemetery revenues	$65,569	$63,158	$73,865	$74,168	$77,978	$37,428	$43,096	$77,978	$43,096
Funeral home revenues	421	739	961	1,360	1,724	859	1,012	1,724	1,012

Total revenues	65,990	63,897	74,826	75,528	79,702	38,287	44,108	79,702	44,108

Cost of goods sold (exclusive of depreciation shown separately below):
Land and crypts	3,941	4,810	5,946	5,948	4,346	2,404	2,224	4,346	2,224
Perpetual care	1,077	2,157	2,404	2,434	2,585	1,279	1,350	2,585	1,350
Merchandise	4,528	2,497	3,453	3,634	3,123	1,796	2,622	3,123	2,622
Selling expense	14,706	13,166	15,480	15,413	15,584	7,654	9,545	15,584	9,545
Cemetery expense	10,082	15,454	16,990	17,191	17,732	8,599	9,734	17,732	9,734
General and administrative expense	5,579	9,314	8,594	9,020	9,407	4,617	4,864	9,407	4,864
Overhead (including $1,178 of stock-based compensation in 2003) (4)	8,794	10,126	9,892	11,820	12,579	4,704	4,991	11,597	4,500
Depreciation and amortization	2,564	4,291	4,337	4,893	5,001	2,373	2,481	5,001	2,481
Funeral home expense	472	891	996	1,343	1,513	741	890	1,513	890

Total costs and expenses	51,743	62,706	68,092	71,696	71,870	34,168	38,701	70,888	38,210

Operating profit	14,247	1,191	6,734	3,832	7,832	4,119	5,407	8,814	5,898
Expenses related to terminated debt offering and refinancing (5)	1,743	—	7,000	—	—	—	—	—	—
Interest expense	10,818	16,677	15,550	14,828	11,376	6,067	5,284	6,128	3,064

Income (loss) before income taxes and cumulative effect of change in accounting principle	1,686	(15,486)	(15,816)	(10,996)	(3,544)	(1,948)	123	2,686	2,834
Income taxes (benefit):
State and franchise taxes	424	(851)	(294)	546	1,455	305	714	1,370	500
Federal	(424)	(3,206)	(4,945)	(1,453)	1,010	(342)	224	429	(702)

Total income taxes (benefit)	—	(4,057)	(5,239)	(907)	2,465	(37)	938	1,799	(202)

Income (loss) before cumulative effect of change in accounting principle	1,686	(11,429)	(10,577)	(10,089)	(6,009)	(1,911)	(815)	887	3,036

Cumulative effect of change in accounting principle (6)	—	(13,594)	—	5,934	—	—	—	—	—

Net income (loss)	$1,686	$(25,023)	$(10,577)	$(4,155)	$(6,009)	$(1,911)	$(815)	$887	$3,036

Pro forma net income per unit:
Basic and diluted								$0.10	$0.35
Balance Sheet Data (at period end):
Cemetery property	$148,643	$157,873	$154,394	$153,413	$151,200		$151,550		$151,550
Total assets (7)	370,877	382,439	357,562	356,293	355,685		480,724		480,475
Deferred cemetery revenues, net (8)	38,671	83,194	91,208	103,580	115,233		119,680		119,680
Total debt	146,807	151,452	133,474	134,732	130,708		130,963		80,000
Redeemable preferred stock (par value $0.01, 12,764 and 15,514 shares issued and outstanding at December 31, 2002 and 2003, respectively and 13,400 and 17,103 shares issued and outstanding at June 30, 2003 and 2004, respectively) (9)	—	—	—	12,764	15,514		17,103	—	—
Total stockholders’/partners’ equity	93,598	66,557	63,960	48,920	41,980		39,576		111,307
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,877	$6,918	$12,589	$11,042	$7,146	$(338)	$(367)
Investing activities	(41,354)	(10,502)	(5,766)	(8,913)	(3,129)	(1,741)	(3,395)
Financing activities	34,032	4,340	(8,011)	1,258	(4,022)	(1,234)	254
Other Financial Data:
EBITDA, as adjusted	$17,399	$33,465	$18,031	$26,741	$29,627	$15,573	$15,137
Change in assets and liabilities that provided (used) cash:
Merchandise trusts receivable	(1,728)	(6,174)	6,206	594	(128)	342	—
Due from merchandise trust	(12,044)	(1,939)	13,533	(1,379)	(170)	(473)	(1,249)
Merchandise liability	2,617	(2,527)	(827)	(3,427)	(3,244)	(2,543)	(3,126)
Capital expenditures:
Maintenance capital expenditures	5,604	3,414	1,922	3,378	1,184	660	1,005
Expansion capital expenditures, including acquisitions and dispositions	23,706	7,088	3,844	5,535	1,945	1,081	2,390

	Cornerstone Family Services, Inc. Historical (1)				Six Months Ended June 30,
	Years Ended December 31,
	2000	2001	2002	2003	2003	2004
Operating Data (10):
Interments performed	21,657	22,122	22,693	22,281	11,159	11,338
Cemetery revenues per interment performed (11)	$2,916	$3,339	$3,215	$3,500	$3,354	$3,801
Interment rights sold(12):
Lots (11)	12,839	12,684	11,933	12,442	6,005	6,563
Mausoleum crypts (including pre-construction)	2,280	1,921	2,271	2,314	1,221	1,052
Niches	391	389	436	445	243	280

Total interment rights sold (11)(12)	15,510	14,994	14,640	15,201	7,469	7,895

Cemetery revenues per interment right sold (11)(12)	$4,072	$4,926	$4,984	$5,130	$5,010	$5,459

Number of contracts written	50,404	52,353	51,012	47,939	24,897	23,877
Aggregate contract amount, in thousands (excluding interest)	$81,078	$89,726	$89,106	$90,551	$46,896	$47,516
Average amount per contract (excluding interest)	$1,609	$1,714	$1,747	$1,889	$1,884	$1,990

Number of pre-need contracts written	23,369	23,824	23,194	22,276	11,805	10,911
Aggregate pre-need contract amount, in thousands (excluding interest)	$53,777	$57,306	$59,177	$60,854	$31,736	$31,190
Average amount per pre-need contract (excluding interest)	$2,301	$2,405	$2,551	$2,732	$2,688	$2,859

Number of at-need contracts written	27,035	28,529	27,818	25,663	13,092	12,966
Aggregate at-need contract amount, in thousands	$27,301	$32,421	$29,928	$29,698	$15,160	$16,326
Average amount per at-need contract	$1,010	$1,136	$1,076	$1,157	$1,158	$1,259

(1)	Includes results of operations of 12 cemeteries that we operate under management agreements with the cemetery associations that own them.

(2)	In March 1999, we commenced our operations when we acquired 123 cemetery properties and four funeral homes from The Loewen Group, Inc.

(3)	Effective January 1, 2000, we adopted SEC Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements,” in which the SEC expressed its views on applying GAAP to selected revenue recognition issues. The following data summarizes our results of operations for the nine month period ended December 31, 1999 and the year ended December 31, 2000 as if we had adopted SAB 101 as of March 31, 1999, the date on which we commenced operations (dollars in thousands):

	Nine Month Period Ended December 31, 1999		Year Ended December 31, 2000
	Actual	As Adjusted	Actual	As Adjusted
Total revenues	$65,990	$38,206	$63,897	$63,897
Total costs and expenses	51,743	41,519	62,706	62,706
Net income (loss) before cumulative effect of change in accounting principle	14,247	(3,313)	1,191	1,191
Cumulative effect of change in accounting principle	—	(13,594)	(13,594)	—
Net income (loss)	1,686	(11,908)	(25,023)	(11,429)

The adoption of SAB 101 had no effect on our consolidated cash flows.

(4)	Includes write-off of $1.3 million of expenses in 2002 and $715,000 in 2003 incurred in connection with a potential acquisition of a group of cemeteries in Michigan that we determined would be unlikely to take place. Also includes $1.7 million in corporate bonuses in 2003 and the annual payment of a $0.6 million to $0.8 million fee to MDC Management Company IV, LLC. Also includes $1.2 million of stock-based compensation in 2003, which is discussed in Note 12 to our historical consolidated financial statements.

(5)	Represents expenses incurred in connection with a proposed high-yield debt offering that was not completed and a refinancing of our existing credit facility. The expenses included $2.4 million of legal and accounting fees, $2.2 million of consulting and other advisory fees, $1.8 million of bank amendment fees and $0.6 million of miscellaneous expenses, including printing costs, ratings-agency fees and title-company fees.

(6)	In 2000, represents the effect of the adoption of SAB 101 (see note (3) above). In 2002, represents negative goodwill recorded as a result of the implementation of SFAS Nos. 141 and 142. Please see the notes to our historical consolidated financial statements.

(7)	Includes principal of perpetual care and merchandise trusts stated on our balance sheet at fair value as of June 30, 2004 in accordance with FASB Interpretation No. 46 and No. 46 revised, Consolidation of Variable Interest Entities: an Interpretation of Accounting Research Bulletin No. 51, which we adopted as of March 31, 2004. In previous periods, includes principal held in merchandise trusts stated on our balance sheets at cost and does not include perpetual care trust principal in accordance with then industry practice. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements” and the notes to our historical consolidated financial statements.

(8)	Represents revenues to be recognized from sales of pre-need products and services and the related income and capital gains on merchandise trusts. We recognize revenues from sales of pre-need interment rights to constructed mausoleums and lawn crypts when we have collected at least 10% of the sales price. We defer recognition of revenues from sales of pre-need interment rights to unconstructed mausoleums and lawn crypts until we have collected at least 10% of the sales price, at which point we recognize revenues on the percentage-of-completion basis. We recognize revenues from sales of pre-need merchandise and services, other than perpetual care services, when we satisfy the criteria for delivery of the merchandise to the customer or perform the services for the customer. At that time, we also recognize the related income and capital gains from merchandise trusts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Cemetery Operations—Sources of Revenues” and “—Trusting.”

(9)	Represents preferred stock issued to the McCown De Leeuw funds and members of management that will be converted into Class A membership interests of CFSI LLC prior to the closing of this offering.

(10)	Does not include information for the nine-month period ended December 31, 1999 because of the different lengths of the period and because a different accounting standard was applied during the nine-month period.

(11)	Excludes in 2002 the sale of a tract of developed land equivalent to 9,600 burial lots to a municipality in Pennsylvania for $1.2 million.

(12)	Net of cancellations. Counts the sale of a double-depth burial lot as the sale of two interment rights.

Non-GAAP Financial Measures

We present EBITDA, as adjusted, because this information is relevant to our business. We define EBITDA, as adjusted, as net income before:

•	interest;

•	taxes;

•	depreciation and amortization;

•	cost of land and crypts sold;

•	change in deferred cemetery revenues, net; and

•	cumulative effect of change in accounting principle.

In our presentation of EBITDA, as adjusted, we adjusted EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the following items:

•

Cost of land and crypts sold, an expense item resulting from our sales of burial lots, lawn crypts and mausoleum crypts, which is based on the historical allocation of our original cemetery acquisition and construction costs to individual burial lots and crypts. Management considers this expense to represent the depletion of our interment spaces that are available for sale.

•	Increase (decrease) in deferred cemetery revenues, net, which represents the net change in pre-need cemetery products and services sold that have not been delivered or performed during the period presented and therefore not recognized as revenues. Because it includes the change in deferred cemetery revenues, net, EBITDA, as adjusted, is able to reflect the deferred revenues from contracts written and their related expenses generated in a particular period.

•	Cumulative effect of change in accounting principle, which reflects the adoption of new accounting policies. In 2000, we adopted SAB 101, as described in note 3 to the table included in “Selected Historical Financial and Operating Data.” Management considers this adjustment to EBITDA, as adjusted, to reflect the deferral of revenues and expenses generated during periods prior to January 1, 2000 and does not reflect revenues and expenses generated during 2000. In 2002, cumulative effect of change in accounting principle reflects the implementation of SFAS Nos. 141 and 142, which required us to eliminate our recorded negative goodwill. Prior to the implementation of SFAS Nos. 141 and 142, we amortized negative goodwill over a 40-year period. Management considers this adjustment to EBITDA, as adjusted, to be an acceleration of amortization that would have been recognized in future periods.

Management and external users of our financial statements, such as our investors, use EBITDA, as adjusted, as an important financial measure to assess the ability of our assets to generate cash sufficient to pay interest on our indebtedness, meet capital expenditure and working capital requirements, pay quarterly distributions on the common and subordinated units and otherwise meet our obligations as they become due.

There are material limitations to using a measure such as EBITDA, as adjusted, including the difficulty associated with using it as the sole measure to compare the results of one company to another and the inability to analyze significant items that directly affect a company’s net income (loss) or operating income. In addition, our calculation of EBITDA, as adjusted, may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measures that are computed in accordance with GAAP. Management compensates for these limitations in considering EBITDA, as adjusted, in conjunction with its analysis of other GAAP financial measures, such as net income (loss) and net cash provided by (used in) operating activities.

The following table presents a reconciliation of EBITDA, as adjusted, to net cash provided by operating activities, its most directly comparable GAAP financial measure, on a historical basis, for the periods presented:

	Cornerstone Family Services, Inc. Historical
	Nine Month Period Ended December 31, 1999	Year Ended December 31,				Six Months Ended June 30,
		2000	2001	2002	2003	2003	2004
	(in thousands)

Reconciliation of “EBITDA, as adjusted” to “Net cash provided by operating activities”:
Net cash provided by (used in) operating activities	$2,877	$8,857	$12,589	$11,042	$7,146	$(338)	$(367)
Interest paid	10,818	15,156	16,235	12,959	12,918	5,175	5,062
Income taxes paid	—	—	2,615	1,790	814	555	650
Stock compensation	—	—	—	—	(1,178)	—	—
Refinancing expense	—	—	(500)	—	—	—	—
Changes in operating working capital:
Accounts receivable	139	(2,132)	2,474	(2,564)	1,900	2,209	1,673
Due from merchandise trust	1,728	6,174	(13,533)	1,379	170	473	1,249
Merchandise trusts receivable	—	—	(6,206)	(594)	128	(342)	—
Prepaid expenses	749	385	(221)	192	49	443	(196)
Other current assets	408	133	—	(820)	168	40	(29)
Other assets	3,313	2,434	(793)	(392)	1,674	202	6,730
Accounts payable and accrued and other liabilities	(17)	(65)	4,544	322	2,614	4,613	(2,761)
Merchandise liability	(2,616)	2,523	827	3,427	3,224	2,543	3,126

EBITDA, as adjusted	$17,399	$33,465	$18,031	$26,741	$29,627	$15,573	$15,137

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Cornerstone Family Services, Inc. in conjunction with the historical consolidated financial statements of Cornerstone Family Services, Inc. and the unaudited pro forma consolidated financial statements of StoneMor Partners L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

We are a limited partnership recently formed by our predecessor, Cornerstone Family Services, Inc., to own and operate cemeteries and funeral homes. We are the fourth-largest owner and operator of cemeteries in the United States. As of June 30, 2004, we operated 132 cemeteries in 12 states, located primarily in the eastern United States. We own 120 of these cemeteries, and we operate the remaining 12 under long-term management agreements with the cemetery associations that own the cemeteries. As a result of these agreements and other control arrangements, we consolidate the results of the 12 managed cemeteries in our historical consolidated financial statements. Subsequent to June 30, 2004, we acquired the ownership of one of these cemetery associations and no longer operate it under a management agreement.

We sell cemetery products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. During 2003, we performed over 22,000 burials and sold more than 15,000 interment rights (net of cancellations).

Our cemetery operations accounted for approximately 98% of our revenues in 2003 and in the first six months of 2004. Our remaining revenues during those periods were from our funeral home operations described below. Upon completion of this offering, we will be the only publicly traded death care company with substantially all of its operations focused on cemeteries.

Cemetery Operations

Sources of Revenues.    Our results of operations are determined primarily by the volume of sales of products and services and the timing of product delivery and performance of services. We derive our revenues primarily from:

•	at-need sales of cemetery interment rights, merchandise and services, which we recognize as revenues at the time of sale;

•	pre-need sales of cemetery interment rights, which we generally recognize as revenues when we have collected 10% of the sales price from the customer;

•	pre-need sales of cemetery merchandise, which we recognize as revenues when we satisfy the criteria specified below for delivery of the merchandise to the customer;

•	pre-need sales of cemetery services, other than perpetual care services, which we recognize as revenues when we perform the services for the customer;

•	accumulated merchandise trust earnings related to the delivery of pre-need cemetery merchandise and the performance of pre-need cemetery services, which we recognize as revenues when we deliver the merchandise or perform the services;

•	income from perpetual care trusts, which we recognize as revenues as the income is earned in the trust; and

•	other items, such as interest income on pre-need installment contracts and sales of land.

Revenues from pre-need sales of cemetery merchandise and the related accumulated merchandise trust earnings are deferred until the merchandise is “delivered” to the customer, which generally means that:

•	the merchandise is complete and ready for installation or, in the case of merchandise other than burial vaults, storage on third-party premises;

•	the merchandise is either installed or stored at an off-site location, at no additional cost to us, and specifically identified with a particular customer, except as described below; and

•	the risks and rewards of ownership have passed to the customer.

We generally satisfy these delivery criteria by purchasing the merchandise and either installing it on our cemetery property or storing it, at the customer’s request, in third-party warehouses, at no additional cost to us, until the time of need. With respect to burial vaults, we install the vaults rather than storing them to satisfy the delivery criteria. When merchandise is stored for a customer, we may issue a certificate of ownership to the customer to evidence the transfer to the customer of the risks and rewards of ownership.

Deferred Cemetery Revenues, Net.    Deferred revenues from pre-need sales and related merchandise trust earnings are reflected on our balance sheet in deferred cemetery revenues, net, until we recognize the amounts as revenues. Deferred cemetery revenues, net, also includes deferred revenues from pre-need sales that were entered into by entities we acquired prior to the time we acquired them. These entities include those that we acquired at the time of the formation of Cornerstone and other entities we subsequently acquired. We recognize revenues from these acquired pre-need sales in the manner described above—that is, when we deliver the merchandise to, or perform the services for, the customer. Our profit margin on these pre-need sales is generally less than our profit margin on other pre-need sales because, in accordance with industry practice at the time these acquired pre-need sales were made, none of the selling expenses were recognized at the time of sale. As a result, we are required to recognize all of the expenses (including deferred selling expenses) associated with these acquired pre-need sale when we recognize the revenues from that sale. Under current industry practice, we recognize certain expenses, such as indirect selling costs, maintenance costs and general and administrative costs, at the time the pre-need sale is made and defer other expenses, such as direct selling costs and costs of goods sold, until we recognize revenues on the sale. As a result, our profit margin on current pre-need sales is generally higher than on the pre-need sales we acquired.

Revenues by State.    The following table shows the percentage of revenues attributable to each of the states in which we operate for the periods presented:

	Year Ended December 31,			Six Months Ended June 30, 2004
	2001	2002	2003
Pennsylvania	26.0%	29.2%	27.4%	33.1%
New Jersey	15.3	15.2	18.3	13.8
Virginia	18.4	18.6	16.0	19.1
Maryland	13.1	12.7	14.4	12.1
West Virginia	21.2	15.7	13.5	12.2
Ohio	3.6	5.2	5.6	5.2
Tennessee	0.7	1.0	1.4	1.1
Alabama	—	0.8	1.1	1.0
Georgia	0.6	0.7	1.0	1.0
Connecticut	0.6	0.5	0.7	0.9
Delaware	0.2	0.2	0.3	0.3
Rhode Island	0.3	0.2	0.3	0.2

Total	100.0%	100.0%	100.0%	100.0%

Principal Products and Services.    The following table shows the percentage of revenues attributable to our principal products, services and other items during the periods presented:

	Year Ended December 31,			Six Months Ended June 30,

	2001	2002	2003	2003	2004
Pre-need sales:
Burial lots	8.0%	8.8%	9.9%	8.8%	7.7%
Mausoleum crypts	7.8	8.4	7.6	9.9	6.1
Markers	5.9	5.5	6.7	6.2	7.2
Grave marker bases	1.9	1.6	4.1	2.1	3.0
Burial vaults	2.6	7.0	3.0	3.3	4.6
Lawn crypts	1.8	1.1	0.9	1.0	0.6
Caskets	1.6	1.3	1.1	1.1	5.4
Initial openings and closings (1)	2.3	2.3	3.4	2.4	5.5
Other (2)	3.9	3.1	3.0	3.3	2.9

Total pre-need sales	35.8%	39.1%	39.7%	38.1%	43.0%

Interest income from pre-need installment contracts	6.1%	6.2%	5.4%	5.6%	4.7%

Investment income from trusts:
Perpetual care trusts	8.8%	8.7%	8.5%	9.9%	8.1%
Merchandise trusts	3.8	4.3	6.4	4.9	3.6

Total investment income from trusts	12.6%	13.0%	14.9%	14.8%	11.7%

At-need sales:
Openings and closings (3)	15.8%	15.7%	15.0%	15.9%	13.9%
Markers	8.5	8.2	7.9	8.6	7.9
Burial lots	3.0	4.9	3.1	3.3	3.1
Mausoleum crypts	2.0	1.9	1.8	2.0	2.2
Grave marker bases	2.6	2.7	2.6	2.8	2.7
Foundations and inscriptions (4)	1.9	1.9	1.7	1.8	1.6
Burial vaults	1.4	1.4	1.3	1.3	1.4
Other (5)	6.1	2.2	1.6	1.9	1.4

Total at-need sales	41.3%	38.9%	35.0%	37.6%	34.2%

Funeral home revenues	1.3%	1.8%	2.2%	2.2%	2.3%
Other revenues (6)	2.9	1.0	2.8	1.7	4.1

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Installation of the burial vault into the ground.
(2)	Includes revenues from niches, mausoleum lights, cremations, pet cemeteries, installations of burial vaults and markers sold to our customers by third parties and pre-need sales made in connection with the relocation of other cemetery interment rights, primarily in 2001, as a result of the West Virginia highway project described below. Also includes document-processing fees on pre-need contracts and fees from sales of travel care protection, which covers shipping costs of a body if death occurs more than 100 miles from the place of residence.
(3)	Installation of the burial vault into the ground and the placement of the casket into the vault.
(4)	Installation of the marker on the ground and its inscription.
(5)	Includes revenues from lawn crypts, decorative lights installed on mausoleum crypts, installations of burial vaults and markers sold to our customers by third parties and cremation fees. Also includes document-processing fees on at-need contracts.
(6)	Includes sales of manufactured burial vaults to third parties, sales of cemetery and undeveloped land, commissions from sales of pre-need funeral policies and death benefit policies provided through a third-party insurance provider and other miscellaneous revenues.

Pre-need Sales.    Pre-need products and services are typically sold on an installment basis with terms ranging from 12 months to 84 months, with an average of 37 months. Our pre-need contracts are subject to “cooling-off” periods, generally between three and thirty days, required by state law during which the customer may elect to cancel the contract and receive a full refund of amounts paid. Subject to applicable state law, if customers cancel after the cooling-off period, we are generally permitted to retain the amounts already paid on contracts, including any amounts that were required to be deposited into trust. Historically, our customers have cancelled contracts representing approximately 10% of our pre-need sales (based on contract dollar amounts) after the cooling-off period. If the products and services purchased under a pre-need contract are needed for interment before payment has been made in full, the balance due becomes immediately due and must be paid in cash.

Approximately 54% of our pre-need sales contracts do not bear interest. Historically, we did not charge interest on pre-need sales contracts having a term of 12 months or less, and beginning in 2003 we stopped charging interest on pre-need contracts with terms of 36 months or less. In those cases, interest is imputed at varying market rates, currently 5.75%. The interest rates on our interest-bearing pre-need contracts range from 6% to 13%, with a weighted average interest rate of 7%. We offer prepayment incentives to customers whose pre-need contracts are longer than 36 months and bear interest. If those customers pay their contracts in full in less than 12 months, we rebate the interest that we collected from them. Even though this rebate policy reduces the amount of interest income we receive on our accounts receivable, the net effect is an increase in our immediate cash flow. Interest income from pre-need sales, including imputed interest, accounted for 5.4% of our 2003 revenues.

Trusting.    We are generally required by state law to place a portion of the sales price of cemetery interment rights, whether at-need or pre-need, into a perpetual care trust to maintain the cemetery property in perpetuity. The amount that we are required to deposit into a perpetual care trust varies from state to state but is generally 10% to 15% of the sales price of the interment right. As payments are received from the customer, we deposit a pro rata amount of the payment into a perpetual care trust. For example, if we receive a payment of 20% of the sales price from the customer, we would deposit into the perpetual care trust 20% of the total amount required to be placed into trust for that sale.

Under the state laws that require the creation of the perpetual care trusts, we are not permitted to withdraw the trust principal, and our creditors and customers have no right to make claim to the funds deposited into these trusts. Amounts held in these perpetual care trusts are invested by third-party investment managers as discussed in more detail below. As a result, we do not possess legal title to the trust principal in these perpetual care trusts; however, in accordance with current industry practice, amounts deposited into perpetual care trusts are reflected at fair market value on the asset portion of our balance sheet as of June 30, 2004 as an asset entitled “perpetual care trusts, restricted, at fair value,” and an equal amount is reflected on the liabilities, preferred stock and common stockholders’ equity portion of our balance sheet as an item entitled “non-controlling interest in perpetual care trusts”. For periods ending before March 31, 2004, we did not include perpetual care trust principal on our balance sheet in accordance with prior industry practice. We recognize income from perpetual care trusts in our revenues as it is earned in the trust, regardless of when we withdraw it. We are permitted under state law to withdraw the investment income, such as interest and dividends, but not the capital gains, from perpetual care trusts, generally on a monthly basis. To maximize the income generated by perpetual care trusts, we have established investment guidelines for the third-party investment managers so that substantially all of the funds held in perpetual care trusts are invested in intermediate-term, investment-grade, fixed-income securities, high-yield fixed-income securities and real estate investment trusts. We are required to use all amounts withdrawn from perpetual care trusts for cemetery maintenance and administration.

We are generally required by state law to deposit a portion of the sales price of pre-need cemetery merchandise and services, or the estimated current cost of providing that merchandise and those services, into a merchandise trust to ensure that we will have sufficient funds in the future to purchase the merchandise or perform the services. The amount we are required to deposit into a merchandise trust varies from state to state but is generally 40% to 70% of the sales price of the merchandise or services. As payments are received from the customer, we deposit a pro rata amount of the payment into the merchandise trust. For example, if we receive a payment of 20% of the sales price from the customer, we would deposit into the merchandise trust 20% of the total amount required to be placed into trust for the merchandise and services sold.

Under the state laws that require the creation of the merchandise trusts, we are not permitted to withdraw the trust principal, except as described below, and our creditors and customers have no right to make claim to the funds deposited into these trusts. Amounts held in these merchandise trusts are invested by third-party investment managers as discussed in more detail below. As a result, we do not possess legal title to the trust principal in these merchandise trusts; however, in accordance with current industry practice, amounts deposited into merchandise trusts are reflected at fair value on our balance sheet as of June 30, 2004 as an asset called merchandise trusts, restricted, at fair value. For periods ending prior to March 31, 2004, amounts deposited into merchandise trust were reflected at cost on our balance sheet as an asset called due from merchandise trust, in accordance with prior industry practice. Earnings on funds held in merchandise trusts, including investment income and capital gains, are included separately on our balance sheet in deferred cemetery revenues, net. These amounts remain on our balance sheet until we recognize them as revenues. We recognize amounts withdrawn from merchandise trusts, including principal, as revenues when we satisfy the criteria for delivery of the related merchandise discussed above or perform the related services.

We are permitted to withdraw the investment income, such as interest and dividends, as well as capital gains, from merchandise trusts at varying times depending on the applicable state law. In most states, we are permitted to make monthly withdrawals of investment income, but in other states we are permitted to withdraw income less frequently or only upon death. In all states, however, we are permitted to withdraw trust principal and earnings to purchase the merchandise or perform the services or when the customer cancels the contract. We invest the amounts deposited into merchandise trusts, within specified investment guidelines, primarily in intermediate-term, investment-grade fixed-income securities, high-yield fixed-income securities, real estate investment trusts and, to a lesser extent, equity securities and cash.

The income earned on funds held in perpetual care trusts and merchandise trusts can be materially affected by fluctuations in interest rates and, in the case of merchandise trusts, by the performance of the stock market to the extent that the funds held in merchandise trusts are invested in equity securities. Earnings on merchandise and perpetual care trusts that we recognized as revenues accounted for 14.9% of our 2003 revenues and 11.7% of our revenues in the first six months of 2004. During 2001, 2002 and 2003, our average annual rates of return from realized earnings on funds held in merchandise trusts, before restructuring losses in 2001 and 2002, were 7.8%, 6.9% and 7.6%, respectively, and our average annual rates of return from realized earnings on funds held in perpetual care trusts were 6.3%, 6.1% and 5.9%, respectively. During the first six months of 2004, our average annualized rates of return from realized earnings on funds held in merchandise trusts and perpetual care trusts were 5.8% and 5.9%, respectively. We cannot assure you, however, that that we will continue to be successful in achieving any particular return in the future.

Amounts held in trusts are invested by third-party investment managers who are selected by the Trust and Compliance Committee of our board of directors. These investment managers are required to invest our trust funds in accordance with applicable state law and internal investment guidelines adopted by our Trust and Compliance Committee. Our investment managers are monitored by third-party investment advisors selected by our Trust and Compliance Committee who advise the Committee on the determination of asset allocations, evaluate the investment managers and provide detailed monthly reports on the performance of each merchandise and perpetual care trust.

Unrealized gains and losses in merchandise trusts have no immediate impact on our revenues, earnings or cash flow unless the fair market value of the funds declines below the estimated costs to deliver the related products and services, in which case we would be required to record a current charge to earnings equal to the difference between the fair market value of the funds and the estimated costs. Over time, gains and losses realized in merchandise trusts are allocated to the underlying pre-need contracts and affect the amount of trust earnings to be recognized as revenues when we deliver the related products or perform the related services. As of June 30, 2004, the aggregate fair market value of funds held in merchandise trusts exceeded our costs to purchase the related products and perform the related services by $71.3 million.

At the time we enter into a pre-need contract, we determine both the amount required to be deposited into a merchandise trust and our cost to purchase the related products and perform the related services. We determine the amount required to be deposited into a merchandise trust based on applicable state law. We determine our cost to purchase a product using the actual current cost of the product as indicated on the price list from the manufacturer at the time we enter into the pre-need contract. We determine our cost to perform a service based on the current cost of the labor necessary to perform the service at the time we enter into the pre-need contract. Our cost to purchase certain products, such as grave markers, grave marker bases and caskets, is generally fixed through 2005 under supply agreements with the manufacturers of those products. We are able to control the cost of the vaults we are required to purchase by manufacturing most of those vaults. We are also able to control the cost to perform services, such as openings and closings, by purchasing the necessary equipment and using our employees to perform these services for us.

Our cost to purchase any product or to perform any service is generally less than 30% of the retail price of such product or service. The retail price is the price at which we sell the product or service to our customers. Because each state in which we operate requires us to deposit into a merchandise trust an amount equal to at least 30% of the retail price (and usually a greater percentage) of the related products and services, our cost to purchase these products and perform those services is generally less than the amount required to be deposited in trust.

As of June 30, 2004, approximately 65.0% of the fair market value of the amounts held in merchandise trusts was invested in fixed-income securities to ensure that the market value of those funds will be sufficient to cover our cost to purchase the related products and perform the related services at the time of purchase and performance.

Some states impose additional restrictions on our ability to withdraw merchandise trust earnings if those trusts have realized losses. For example, if a Pennsylvania merchandise trust realizes a loss, the trust is required to recover the amount of the realized loss, either by earning income or generating capital gains, before we are allowed to withdraw earnings, except to purchase the related products or perform the related services. Other states, such as Virginia, permit continued withdrawals of merchandise trust earnings following a realized loss so long as the fair market value of the funds held in trust equals or exceeds the cost of the related products and services. We realized approximately $9.1 million of total losses in merchandise trusts in 2001 and $1.3 million of total losses in merchandise trusts in 2002. Of the total losses, approximately $6.5 million were in Pennsylvania merchandise trusts. All of the realized losses in the Pennsylvania merchandise trusts were recovered by the first quarter of 2004.

Cash Flow.    The impact of pre-need sales on near-term cash flow depends primarily on the commissions paid on the sale, the portion of the sales price required to be deposited into trust and the terms of the particular contract, such as the amount of the required down payment, the products purchased and the length of the contract. Customers are required to make a down payment on a pre-need contract of at least 5% of the total sales price, with the average down payment equal to 12% of the total sales price. When we receive a payment from a customer on a pre-need contract, we first deposit the requisite portion into trust as required by state law. Then, we pay all or a portion of the commission due to the salesperson responsible for the sale. We generally pay commissions to our pre-need sales personnel based on a percentage, usually 8% to 24%, of the total sales price, but only to the extent that cash is received from the customer. If the down payment received from the customer is not sufficient to cover the entire commission, the remaining commission is paid from subsequent installments, but only to the extent of 80% of the cash received from the customer in each installment. Because we are required to deposit a portion of each installment into trust, we are usually required to use our own cash to cover a portion of the commission due to the salesperson. Accordingly, pre-need sales are generally cash flow negative initially but become cash flow positive at varying times over the life of the contract, generally six to seven months after the down payment is made, depending upon the trust requirements, the terms of the particular contract, the sales commission paid and the timing of delivery or performance of the related products and services.

For example, on a pre-need contract with a total sales price of $1,000, a 10% down payment, a 40% perpetual care and merchandise trusting requirement, a 15% sales commission and a one-year term without interest, our short-term cash flow would be as follows:

•	When we receive the $100 down payment from the customer, we would deposit 40% of the payment, or $40, into trust and pay 100% of the commission due to the salesperson, or $150, but only to the extent that we received cash from the customer, or $100. Our total cash obligations would be $140 even though we only received $100 from the customer. We would use $40 of our operating cash to pay the sales commission and, at this time, would be cash flow negative on the contract.

•	In month one, when we receive the first $75 installment from the customer, we would deposit 40%, or $30, into trust and pay 100% of the balance of the commission due to the salesperson, or $50. Our total cash obligations would be $80 even though we only received $75 from the customer. We would use $5 of our operating cash to pay sales commission and would still be cash flow negative on the contract.

•	In month two, when we receive the next $75 installment from the customer, we would deposit 40%, or $30, into trust, but we would have no further commission due on the sale. The remaining $45 received from the customer would go back into our operating cash, and we would break even on the contract on a cash-flow basis.

•	In month three, when we receive the next $75 installment from the customer, we would deposit 40%, or $30, into trust and the remaining $45 would go back into our operating cash. In this month, we would become cash flow positive on the contract.

We can enhance our operating cash flow by purchasing and delivering many of our products in advance of the time of customer need, either by installing them in the customer’s burial space (in the case of burial vaults) or storing them for the customer, and by performing certain services prior to the time of need. For example, within the allowances of state law, we purchase burial vaults, grave markers and caskets, and perform initial openings and closings to install the burial vault in the ground before the time of need. When we satisfy the criteria for delivery of pre-need products or perform pre-need services, we are permitted to withdraw the related principal and any income and capital gains that we have not already withdrawn from the merchandise trust, and we recognize the amounts withdrawn, including amounts previously withdrawn, as revenues. Advance purchasing helps us avoid the negative cash flow impact of depositing significant portions of our sales proceeds in trusts while earning rates on those trusts that are currently less than interest rates we pay on our debt. To the extent that we can purchase and deliver products and perform services in advance of the time of need, we can accelerate, within the limitations of GAAP, the timing of our revenue recognition for these products and services. As a result, decisions made by our management to purchase and deliver products or perform services in advance, for cash flow or other reasons, affects the timing of revenue recognition from the underlying sales.

In 1999 and 2000, the rates of return on funds held in merchandise and perpetual care trusts generally exceeded the interest rates on our outstanding debt. We focused on increasing our assets by holding the funds deposited in merchandise and perpetual care trusts until the time of need and borrowing under our credit facility any cash needed for our operations. In 2001, however, market conditions changed, and the interest rates on our outstanding debt generally exceeded our rates of return on funds held in merchandise and perpetual care trusts. We began to consider alternative methods for increasing our cash flow in response to these declining rates of return. By 2003, we had adjusted our cash flow management to accelerate the withdrawal of funds from merchandise trusts, within the limitations of applicable state law, and to purchase and deliver pre-need products and perform pre-need services in advance of the time of need. We used the amounts withdrawn from merchandise trusts, after deducting our costs to purchase the related products and perform the related services, to service our outstanding debt and operate our business. The availability of these withdrawn funds for our operations reduced the amount of additional borrowings we otherwise would have been required to make under our credit facility, and we did not incur the interest expense that would have been associated with those borrowings.

We are somewhat limited, however, in our ability to purchase some products in advance of the time of need because of their availability. Given our large volume of pre-need sales, it is unlikely that our suppliers could provide, or we could manufacture, all of the products included in our pre-need backlog at any given time. For example, we generally need over 20,000 vaults per year to fulfill our pre-need contract obligations, of which we manufacture approximately 18,000 at our plant. We must purchase any excess from third party suppliers who must also meet the demands of other cemetery operators.

We are seeking competitive bids from third-party providers of burial vaults to assist us in meeting the demands of our accelerated purchase and delivery program. We are also limited in our ability to perform certain services in advance of the time of need because of their nature or our resources. For example, we cannot perform the final opening and closing, which is the placing of the casket into the ground, or inscribe the date of death on the monument or marker until the time of need. Even if we chose to perform all of the services in our pre-need backlog that could be performed in advance of need, such as installing all of the burial vaults in our pre-need backlog, we would not currently have the labor, equipment or other resources to perform all of those services in a short period of time.

Substantially all of the assets and liabilities of Cornerstone, our predecessor, will be contributed to us prior to the closing of this offering. We do not expect any of the transactions effecting these contributions to have any impact on our cash flow going forward.

At-need Sales.    At-need sales of products and services are required to be paid for in full with cash at the time of sale. At that time, we first deposit any amount required to be placed in perpetual care trusts. Then we pay commissions, which are usually equal to 5% of the total sales price, to our sales personnel. We are not required to deposit any amounts from our at-need sales into merchandise trusts.

Expenses.    Our primary variable operating costs are cost of goods sold and selling expenses. Cost of goods sold reflects the actual cost of purchasing products and performing services and ranged from 20% to 25% of the related sales price for the last three years. Fixed-price contracts with our major suppliers allow us to keep the cost of some products constant through 2005. Selling expense consists of salesperson and sales management payroll costs, including selling commissions, bonuses and employee benefits, and other costs of obtaining product and service sales, such as advertising, marketing, postage and telephone. Selling expense also includes override commissions paid to our cemetery managers based on the volume of sales made for the cemeteries they manage. Override commissions are generally 4% to 6% of gross sales price and are payable weekly. Selling expense has historically averaged between 36% and 41% of product and service sales.

Additionally, we self-insure medical expenses of our employees up to certain individual and aggregate caps after which our insurer is responsible for additional medical expenses. Our self-insurance policy may result in variability in our future operating expenses.

In addition to our variable operating expenses, we incur fixed costs, primarily for cemetery expense, depreciation of property and equipment and general and administrative expense for our cemeteries. Cemetery expense represents the cost to maintain and repair our cemetery properties and consists primarily of labor and equipment, utilities, real estate taxes and other maintenance items. Repairs necessary to maintain our cemeteries are expensed as they are incurred. Other maintenance costs required over the long term to maintain the operating capacity of our cemeteries, such as to build roads and install sprinkler systems, are capitalized. We depreciate our property and equipment on a straight-line basis over their estimated useful lives. General and administrative expense, which does not include corporate overhead, includes primarily insurance and other costs necessary to maintain our cemetery offices.

Direct costs associated with pre-need sales of cemetery merchandise and services, such as sales commissions and cost of goods sold, are reflected in the balance sheet in deferred cemetery revenues, net, and are expensed as the merchandise is delivered or the services are performed. Indirect costs, such as marketing and advertising costs, are expensed in the period in which they are incurred.

Sales of cemetery lots and interment rights, whether at-need or pre-need, typically generate a higher profit margin than the other products and services we sell. This is primarily because our cost of goods sold is lower on these sales. When we purchase cemetery property, we allocate the purchase price to the property based on the number of burial lots. As we recognize revenues from sales of interment rights or land, we expense the cost of the associated lots as the cost of goods sold.

Cost Saving Initiatives.    Our operations are organized geographically in five regions, which allows us to reduce operating and administrative costs by sharing sales and administrative personnel, equipment and other resources. We have recently completed several measures intended to reduce our operating costs. For example, we renegotiated the pricing of some of our contracts with a number of our major vendors and suppliers and provided our operating personnel with purchase credit cards that enable them to process transactions directly into our accounting system, which has reduced our administrative costs. We also reduced the sales commission rates payable to our sales personnel and renegotiated the pricing of some of our employee benefit plans.

Outlook.    We believe that in order to expand our cemetery operations, we must attract new customers, continue to attract and hire talented sales personnel and management and enhance our current marketing department to generate additional pre-need sales. Our principal target market is the 45-to 64-year-old category because this age group typically purchases pre-need products and services at a higher rate than younger age groups. This target age group is expected to experience a 2.7% compounded annual growth rate through 2010, or approximately three times the annual growth rate for the public overall. We believe that the aging of the “baby boom” generation will more than offset the impact of increased life expectancy.

We believe that competition experienced by individual cemetery properties is generally limited to existing cemeteries within the same area. Competition from new entrants is minimized by the significant barriers to establishing a new cemetery in any particular location, including the availability of land, compliance with local regulatory requirements and the significant start-up capital costs, such as paving roads and installing sprinkler systems. Heritage and tradition also make it difficult to establish a new cemetery, as existing cemeteries have often served multiple generations of families and have developed strong family loyalty.

The death care industry is facing challenges, however, including an increasing trend toward cremation and difficulty in attracting and retaining high quality sales and management personnel to the industry.

We intend to expand our operations through accretive acquisitions of high-quality cemetery properties. However, our valuations of potential acquisitions of high-quality cemeteries may be below the current sellers’ expectations, which may make it more difficult for us to complete acquisitions of desired properties on terms acceptable to us, or at all. Furthermore, we are not permitted to make acquisitions for more than $2.5 million, or any series of acquisitions aggregating more than $20.0 million in any consecutive 12-month period, without the requisite consent of the lenders under our new credit facility. In addition, we may face competition for future acquisitions because several large death care companies have recently announced their intention to resume some level of acquisition activity. When we acquire cemeteries that do not have an existing pre-need sales program or a significant amount of pre-need products and services that have been sold but not yet delivered or performed, the operation of the cemetery and implementation of a pre-need sales program after acquisition may require significant amounts of working capital. This may make it more difficult for us to make accretive acquisitions.

During 2004, we plan to grow our existing base of cemetery revenues by continuing our program to accelerate the purchase and delivery of pre-need products and the performance of pre-need services and by increasing pre-need sales while diligently managing our cash expenses. We intend to use a portion of the net proceeds of this offering to purchase additional equipment that we will use to perform pre-need services, such as the installation of burial vaults, in accordance with our accelerated performance program. We also expect to have greater access to burial vaults and caskets, through contracts negotiated with third-party suppliers, which will help us satisfy the requirements of our accelerated purchase and delivery program. We also intend to take advantage of other opportunities to grow our cemetery operations through acquisitions as described above.

We expect our 2004 cemetery revenues to increase over 2003 levels primarily as a result of an increase in deliveries of pre-need products and performance of pre-need services in 2004. We expect to deliver more pre- need products and perform more pre-need services in 2004 than in 2003 because we expect to minimize the period of time between signing pre-need contracts and delivering or performing the related products or services for all of 2004, as described above, whereas we were still implementing these measures in 2003. The expected increase in 2004 cemetery revenues is also attributable to an anticipated 3% increase in retail prices in 2004. Because we generally increase prices by 3% each year, some of the anticipated increase in 2004 cemetery revenues is expected to be attributable to the higher average sales prices of pre-need products and services sold in prior years for which the revenues are recognized in 2004 compared to the average sales prices of pre-need products and services for which revenues were recognized in 2003.

We also expect our volume of pre-need sales in 2004 to increase over 2003 levels primarily as a result of the growth in our principal target market of 45- to 64-year olds who generally purchase pre-need products and services at a higher rate than younger age groups.

Funeral Home Operations

We also derive revenues from the sale of funeral home merchandise, including caskets and related funeral merchandise, and services, including removal and preparation of remains, the use of our facilities for visitation, worship and performance of funeral services and transportation services. These services and merchandise are sold by us almost exclusively at the time of need by salaried licensed funeral directors. In 2003 and during the six months of 2004, our funeral home revenues accounted for 2.2% and 2.3%, respectively, of our revenues. More than 420 funerals were performed at our funeral homes in 2003.

We generally include revenues from pre-need casket sales in the results of our cemetery operations. However, some states require that caskets be sold by funeral homes, and revenues from casket sales in those states are included in our funeral home results. We do not report the results of our funeral home operations as a separate business segment.

Each of our seven funeral homes is located on the grounds of one of the cemeteries that we own. As a result, we are able to combine certain general and administrative expenses that relate to both the cemetery and the funeral home at the same location. Our other funeral home operating expenses consist primarily of compensation to our funeral directors and the cost of caskets.

Other

Corporate Overhead.    We incur fixed costs for corporate overhead primarily for centralized functions, such as payroll, accounting, collections and professional fees. Following the completion of this offering, we will incur expenses relating to reporting requirements under U.S. federal securities laws and certain other additional expenses of being a public company. These expenses are not reflected in our historical results and are estimated to be $1.3 million per year.

Consolidation.    Our historical operations are part of a consolidated group for financial reporting purposes that includes the 12 cemeteries we operate under long-term management contracts with the cemetery associations that own the cemetery properties. Subsequent to June 30, 2004, we acquired the ownership of one of these cemetery associations and no longer operate it under a management agreement.

Income Taxes.    Our historical financial statements include the effects of applicable U.S. federal and state income taxes in order to comply with GAAP. We are a limited partnership that has elected to be treated as a partnership for U.S. federal income tax purposes and therefore not be subject to U.S. federal or applicable state income taxes. See “Material Tax Consequences.” In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be qualifying income, which includes income from the sale of real property, including burial lots (with and without installed vaults and grave marker bases), lawn and mausoleum crypts and cremation niches. Most of our activities that do not generate qualifying income, such as the sale of other cemetery products, the provision of perpetual care services, the operation of our managed cemeteries and all funeral home operations, will be owned by and conducted through these corporate subsidiaries, which will be subject to tax on their net taxable income. Dividends we receive from corporate subsidiaries will be qualifying income. Please see “Material Tax Consequences—Partnership Status.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on the historical consolidated financial statements of Cornerstone Family Services, Inc. We prepared these financial statements in conformity with GAAP. The preparation of these financial statements required us to make estimates, judgments and assumptions that affected the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates, judgments and assumptions on historical experience and known facts and other assumptions that we believed to be reasonable under the circumstances. After completion of this offering, we expect to make similar estimates, judgments and assumptions on the same basis as we have historically. Our actual results in future periods may differ from these estimates under different assumptions and conditions. We believe that the following accounting policies or estimates had or will have the greatest potential impact on our consolidated financial statements for periods ending after the completion of this offering.

Revenue Recognition.    At-need sales of cemetery interment rights, merchandise and services and at-need sales of funeral home merchandise and services are recognized as revenues when the interment rights or merchandise is delivered or the services are performed.

Revenues from pre-need sales of cemetery interment rights in constructed burial property are deferred until at least 10% of the sales price has been collected. Revenues from pre-need sales of cemetery interment rights in unconstructed burial property, such as mausoleum crypts and lawn crypts, are deferred until at least 10% of the sales price has been collected, at which time revenues are recognized using the percentage-of-completion method of accounting. The percentage-of-completion method of accounting requires us to estimate the percentage of completion as of the balance sheet date and future costs (including estimates for future inflation). Changes to our estimates of the percentage of completion or the related future costs would impact the amount of recognized and deferred revenues.

Revenues from pre-need sales of cemetery merchandise and services are deferred until the merchandise is delivered or the services are performed. Investment earnings generated by funds required to be deposited into merchandise trusts, including realized gains and losses, in connection with pre-need sales of cemetery merchandise and services are deferred until the associated merchandise is delivered or the services are performed.

We defer recognition of the direct costs associated with pre-need sales of cemetery products and services. Direct costs are those costs that vary with and are directly related to obtaining new pre-need cemetery business and the actual cost of the products and services we sell. Direct costs are expensed when the related revenues are recognized. Until that time, direct costs are reflected on our balance sheet in deferred cemetery revenues, net.

Allowance for Cancellations.    Allowances for cancellations arising from non-payment of pre-need contracts are estimated at the date of sale based upon our historical cancellation experience. Due to the number of estimates and projections used in determining an expected cancellation rate and the possibility of changes in collection patterns resulting from modifications to our collection policies or contract terms, actual collections could differ from these estimates.

Impairment of Long-Lived Assets.    We monitor the recoverability of long-lived assets, including cemetery property, property and equipment and other assets, based on estimates using factors such as current market value, future asset utilization, business and regulatory climate and future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when it is determined that the sum of future undiscounted cash flows is less than the carrying value of the asset. Modifications to our estimates could result in our recording impairment charges in future periods.

Property and Equipment.    Property and equipment is recorded at cost and depreciated on a straight-line basis. Maintenance and repairs are charged to expense as incurred, whereas additions and major replacements are capitalized and depreciated over the estimated useful life of the asset. We estimate that the useful lives of our buildings and improvements are 10 to 40 years, that the useful lives of our furniture and equipment are 5 to 10 years and that the useful lives of our leasehold improvements are the respective terms of the leases. These estimates could be impacted in the future by changes in market conditions or other factors.

Income Taxes.    We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We also estimate a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results, recent cumulative losses and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

After completion of this offering, we expect to reduce the amount of our future taxable income as a result of our treatment as a partnership for U.S. federal tax purposes. However, some of our operations will be continue to be conducted through corporate subsidiaries that will be subject to applicable U.S. federal and state income taxes. Accordingly, changes in our income tax plans and estimates may impact our earnings in future periods.

As of December 31, 2003, Cornerstone, our predecessor, and its affiliated group of corporate subsidiaries had a consolidated federal net operating loss carryover of approximately $20.2 million, and we expect our subsidiaries to have a federal net operating loss carryover of approximately $35.0 million upon the closing of this offering as a result of our restructuring immediately prior to this offering. These net operating losses will begin to expire in 2019 and are available to reduce future taxable income of our taxable subsidiaries which would otherwise be subject to federal income taxes. Our ability to use such federal net operating losses may be limited by changes in the ownership of our units deemed to result in an “ownership change” under the applicable provisions of the Internal Revenue Code. Please read “Risk Factors—Changes in the ownership of our units, including the changes occurring as a result of this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future taxable periods.”

Results of Operations

The following table summarizes our results of operations for the periods presented (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Statement of Operations Data:
Revenues:
Cemetery	$73,865	$74,168	$77,978	$37,428	$43,096
Funeral home	961	1,360	1,724	859	1,012

Total	$74,826	$75,528	$79,702	$38,287	$44,108

Costs and Expenses:
Cost of goods sold:
Land and crypts	$5,946	$5,948	$4,346	$2,404	$2,224
Perpetual care	2,404	2,434	2,585	1,279	1,350
Merchandise	3,453	3,634	3,123	1,796	2,622
Selling expense	15,480	15,413	15,584	7,654	9,545
Cemetery expense	16,990	17,191	17,732	8,599	9,734
General and administrative expense	8,594	9,020	9,407	4,617	4,864
Corporate overhead	9,892	11,820	12,579	4,704	4,991
Depreciation and amortization	4,337	4,893	5,001	2,373	2,481
Funeral home expense	996	1,343	1,513	741	890
Interest expense	15,550	14,828	11,376	6,067	5,284
Expense related to terminated debt offering and refinancing	7,000	—	—	—	—
Income taxes (benefit)	(5,239)	(907)	2,465	(37)	938
Cumulative effect of change in accounting principle	—	(5,934)	—	—	—

Net loss	$(10,577)	$(4,155)	$(6,009)	$(1,911)	$(815)

Balance Sheet Data (as of period end):
Deferred cemetery revenues, net	$91,208	$103,580	$115,233		$119,680

Six Months Ended June 30, 2004 versus Six Months Ended June 30, 2003

Cemetery Revenues.    Cemetery revenues were $43.1 million in the first half of 2004, an increase of $5.7 million, or 15.2%, as compared to $37.4 million in the first half of 2003. Cemetery revenues from pre-need sales, including interest income from pre-need installment contracts and investment income from trusts, were $26.2 million in the first half of 2004, an increase of $3.8 million, or 17.1%, as compared to $22.4 million in the first half of 2003. The increase primarily resulted from more casket deliveries ($2.0 million), performance of more initial opening and closings ($1.6 million), more deliveries of pre-need monument bases and markers ($1.3 million) and more vault deliveries ($0.7 million). The increase in the deliveries of pre-need products and services in the first half of 2004 were a result of management’s continuation of cash flow management initiatives implemented in 2003. These increases were offset by a decrease in deliveries of pre-construction mausoleum crypts of $1.1 million. Cemetery revenues from pre-need sales was also impacted as a result of lower accumulated earnings from merchandise trusts allocated to pre-need products delivered during the first half of 2004. Total revenues from merchandise and perpetual care trusts in the first half of 2004 was lower by $0.5 million than in the first half of 2003.

Cemetery revenues from at-need sales in the first half of 2004 were $15.1 million, an increase of $0.7 million, or 5.0%, as compared to $14.4 million in the first half of 2003. The increase in cemetery revenues from at-need sales was primarily attributable to higher sales of monument bases and markers of $0.2 million, higher sales of at-need mausoleum crypts of $0.2 million and higher sales of at-need interment rights of $0.1 million.

Other cemetery revenues were $1.8 million in the first half of 2004, an increase of $1.1 million, or 171%, from $0.7 million in the first half of 2003. The increase in other cemetery revenues was primarily attributable to an increase in one-time sales of undeveloped land for net proceeds of $0.8 million.

Costs of Goods Sold.    Cost of goods sold was $6.2 million in the first half of 2004, an increase of $0.6 million, or 13.1%, as compared to $5.5 million in the first half of 2003. As a percentage of cemetery revenues, cost of goods sold decreased to 14.4% in the first half of 2004 from 14.6% in the first half of 2003. The decrease in cost of goods sold as a percentage of cemetery revenue was attributable to the high gross profit margin on the sale of undeveloped land in the first half of 2004.

Selling Expense.    Total selling expense was $9.5 million in the first half of 2004, an increase of $1.9 million, or 24.7% as compared to $7.6 million in the first half of 2003. Sales commissions and other compensation expenses contributed $6.9 million to total selling expense during the first half of 2004, an increase of $1.7 million, or 33.2%, compared to $5.2 million in the first half of 2003. As a percentage of pre-need sales, sales commissions and other compensation expenses were 36.4% in the first half of 2004, as compared to 35.6% in the first half of 2003. Approximately $1.2 million of this increase is primarily attributable to higher commissions and bonuses relating to a higher level of product deliveries. An increase in employee benefits due to an increase in self-insured medical claims contributed to $0.5 million of the increase. Indirect selling expenses were $2.6 million during the first half of 2004, an increase of $0.2 million or 6.8%, from $2.4 million in the first half of 2003. This increase was primarily due to higher lead generation costs such as telemarketing and advertising, and higher hiring and training costs for a total of $0.2 million.

Cemetery Expense.    Cemetery expense was $9.7 million in the first half of 2004, an increase of $1.1 million, or 12.8%, as compared to $8.6 million in the first half of 2003. This increase was primarily due to an increase in medical benefit costs of $0.4 million, payroll expenses of $0.2 million, and higher cemetery maintenance costs of $0.2 million.

General and Administrative Expense.    General and administrative expense was $4.9 million in the first half of 2004, an increase of $0.3 million, or 5.3%, as compared to $4.6 million in the first half of 2003. The increase was primarily attributable to an increase in higher medical benefits costs of $0.2 million.

Funeral Home Revenues and Expense.    Funeral home revenues were $1.0 million in the first half of 2004, an increase of $0.1 million, or 17.6%, as compared to $0.9 million in the first half of 2003. The primary reason for the increase was an increase in the number of services performed, 316 in the first half of 2004 compared to 261 in the first half of 2003. Funeral home expenses were $0.9 million in the first half of 2004, an increase of approximately $0.2 million, or 19.9%, as compared to $0.7 million in the first half of 2003.

Corporate Overhead.    Corporate overhead was $4.7 million in the first half of 2004, an increase of $0.3 million, or 6.5%, as compared to $4.4 million in the first half of 2003. The increase was primarily attributable to higher payroll and medical benefit costs of approximately $0.4 million, which were offset by lower operating costs of $0.1 million.

Depreciation and Amortization.    Depreciation and amortization was $2.5 million in the first half of 2004, an increase of $0.1 million, or 4.6%, as compared to $2.4 million in the first half of 2003. The increase was primarily due to higher depreciation expenses for vehicles and cemetery equipment placed in service during 2003.

Interest Expense.    Interest expense was $5.3 million in the first half of 2004, a decrease of $0.8 million, or 14.8%, as compared to $6.3 million in the first half of 2003. This decrease was primarily the result of the expiration of our interest rate swap in February 2003, which prior to its expiration, fixed the interest rate of $75.0 million of our variable rate term loan at 10.99%. In March 2003, we replaced this swap with an interest rate cap that caps the interest rate on $55.0 million of our variable rate term loan at 9.5%. The expiration of the swap enabled us to benefit from the low interest rate environment at that time and lowered the interest rate on $75.0 million of our debt from 10.99% in the first two months of 2003 to 8.0% for the remainder of 2003 and for the first half of 2004. The remaining decline in interest expense was due to our net repayment of long-term debt of $6.0 million since the first half of 2003.

Provision (Benefit) for Income Taxes.    Provision for income taxes was $0.9 million in the first half of 2004 as compared to a benefit from income taxes of $40,000 during the first half of 2003. The change in provision (benefit) for income taxes was primarily due to income before income taxes earned during the first half of 2004 of $0.1 million as compared to a loss before income taxes during the first half of 2003 of $1.9 million and a change in the proportion of tax exempt losses relative to taxable losses.

Net Loss.    Net loss was $0.8 million during the first half of 2004, a decrease of $1.1 million, or 58%, as compared to a net loss of $1.9 million during the first half of 2003. The decrease in net loss was primarily attributable to the increase in operating profit of $1.3 million and the decrease in interest expense of $0.8 million offset by the change in the provision (benefit) for income taxes of $1.0 million.

Deferred Cemetery Revenue.    Deferred cemetery revenues, net, increased $4.5 million, or 3.9% in the first half of 2004, from $115.2 million as of December 31, 2003 to $119.7 million as of June 30, 2004. In the comparable period in 2003, deferred cemetery revenues, net, increased $6.6 million, or 6.3%, from $103.5 million as of December 31, 2002 to $110.1 million as of June 30, 2003. The net increase in the first half of 2004 was primarily attributable to an increase in sales of pre-need cemetery products and services that were not delivered or performed in the first half of 2004. We added $11.6 million in pre-need sales of cemetery merchandise and services, net of deferred costs and cancellations, to our pre-need sales backlog during the first half of 2004 as compared to $11.3 million added during the first half of 2003. These increases were offset by revenues recognized, net of costs, of $7.1 million, including accumulated merchandise trust earnings, during the first half of 2004 related to the delivery and performance of pre-need cemetery merchandise and services as compared to $4.7 million of revenues recognized in the first half of 2003.

Year Ended December 31, 2003 versus Year Ended December 31, 2002

Cemetery Revenues.    Cemetery revenues were $78.0 million in 2003, an increase of $3.8 million, or 5.1%, as compared to $74.2 million in 2002. Cemetery revenues from pre-need sales, including interest income from pre-need installment contracts and investment income from trusts, were $47.8 million in 2003, an increase of $3.8 million, or 8.6%, as compared to $44.0 million in 2002. The increase in cemetery revenues from pre-need sales was primarily attributable to an increase in deliveries of pre-need monument bases and markers of $1.8 million and $1.6 million, respectively, and an increase in performances of initial openings and closings of $1.0 million. These 2003 increases were partially due to management’s implementing initiatives to maximize cash flow, which included purchasing and delivering products and performing services in advance of need to enable withdrawal of funds from merchandise trusts. Pre-need sales also increased as a result of bulk sales of cemetery plots to religious organizations for $0.7 million and an increase in income recognized from merchandise trusts of $1.9 million. These increases were partially offset by a net decrease in sales of burial vaults of $1.7 million because fewer vaults were installed in 2003 than in 2002.

Cemetery revenues from at-need sales in 2003 were $27.9 million, a decrease of $1.6 million, or 5.4%, as compared to $29.5 million in 2002. The decrease in cemetery revenues from at-need sales was primarily attributable to the sale in 2002 of a tract of developed cemetery land to a municipality in Pennsylvania for $1.2 million.

Other cemetery revenues were $2.3 million in 2003, an increase of $1.6 million, or 228.6%, from $0.7 million in 2002. The increase in other cemetery revenues was primarily attributable to an increase in one-time sales of undeveloped land of $0.5 million, an increase in accounts receivable recoveries of $0.4 million and an increase in sales of manufactured burial vaults to other cemetery operators of $0.3 million.

Cost of Goods Sold.    Cost of goods sold was $10.1 million in 2003, a decrease of $1.9 million, or 16.3%, as compared to $12.0 million in 2002. This decrease was primarily attributable to the sale in 2002 of a tract of developed cemetery land to a municipality in Pennsylvania with a cost basis of $1.0 million. As a percentage of cemetery revenues, cost of goods sold decreased to 12.9% in 2003 from 16.2% in 2002. The decrease in cost of goods sold as a percentage of cemetery revenues was primarily attributable to the relatively low gross profit margin earned on the sale of the tract of cemetery land to a municipality in Pennsylvania in 2002 as well as changes in mix of products sold during 2003.

Selling Expense.    Total selling expense was $15.6 million in 2003, an increase of $0.2 million, or 1.1% as compared to $15.4 million in 2002. Sales commissions and other compensation expenses contributed $10.8 million to total selling expense during 2003, an increase of $0.6 million, or 5.9%, as compared to $10.2 million in 2002. The increase in sales commissions and other compensation expenses was primarily due to the increase in pre-need sales discussed above. As a percentage of pre-need sales, sales commissions and other compensation expenses were 22.5% in 2003, as compared to 23.2% in 2002. Indirect selling expenses were $4.8 million during 2003, a decrease of $0.4 million, or 7.7%, from $5.2 million in 2002. The decrease in indirect selling expenses was primarily attributable to decreases in hiring and training expenses and sales supplies expenses of $0.4 million and $0.2 million, respectively. These decreases were principally due to small reductions in our hiring and training programs as well as a continuation of our cost cutting initiatives initiated in 2002. These decreases were partially offset by an increase in advertising and marketing expenses of $0.4 million, primarily due to the implementation of a marketing campaign for private mausoleums.

Cemetery Expense.    Cemetery expense was $17.7 million in 2003, an increase of $0.5 million, or 3.2%, as compared to $17.2 million in 2002. This increase was primarily due to an increase in cemetery employee benefits costs of $0.3 million. The remaining increase of $0.2 million was attributable to a decline in capitalized salary and benefits due to decreases in labor costs resulting from lower mausoleum construction activity during 2003.

General and Administrative Expense.    General and administrative expense was $9.4 million in 2003, an increase of $0.4 million, or 4.3%, as compared to $9.0 million in 2002. The increase was primarily attributable to an increase in medical benefits expense in 2003 of $0.5 million as a result of an increase in employee medical claims and an increase in insurance costs during 2003 of $0.2 million as a result of increasing insurance premiums, offset by lower salary expenses of $0.2 million due to cost cutting measures enacted at the end of 2002.

Funeral Home Revenues and Expense.    Funeral home revenues were $1.7 million in 2003, an increase of $0.4 million, or 26.8%, as compared to $1.4 million in 2002. This increase was primarily due to the addition of two funeral homes in 2002 that were owned and operated for the full year in 2003. Funeral home expense was $1.5 million in 2003, an increase of $0.2 million, or 12.7%, as compared to $1.3 million in 2002. This increase resulted from the addition of two funeral homes described above.

Corporate Overhead.    Corporate overhead was $12.6 million in 2003, an increase of $0.8 million, or 6.4%, as compared to $11.8 million in 2002. The increase was due primarily to a $1.2 million stock-based compensation award in 2003 and an increase of $1.6 million related to bonuses earned during 2003 pursuant to our corporate bonus plan. Under the corporate bonus plan, certain of our executives are eligible to receive bonuses that are primarily based on achieving adjusted earnings and cash flow targets. During 2002, these targets were not met and no bonuses were earned or paid under the plan. These increases were partially offset by the incurrence of $1.3 million of costs in connection with an acquisition that we terminated in 2002. Declines in corporate development and accounting salaries of $0.5 million also partially offset the increase.

Depreciation and Amortization.    Depreciation and amortization was $5.0 million in 2003, an increase of $0.1 million, or 2.2%, as compared to $4.9 million in 2002. The increase was primarily due to the acquisition of vehicles and cemetery equipment in 2003.

Interest Expense.    Interest expense was $11.4 million in 2003, a decrease of $3.5 million, or 23.3%, as compared to $14.8 million in 2002. This decrease was primarily the result of the expiration of our interest rate swap in February 2003 which, prior to its expiration, fixed the interest rate of $75.0 million of our variable rate term loan at 10.99%. We replaced this swap with an interest rate cap that caps the interest rate on $55.0 million of our variable rate term loan at 9.5%. The expiration of the swap enabled us to benefit from the low current interest rate environment and lowered the interest rate on $75.0 million of our debt from 10.99% in 2002 to 8% in 2003. The remaining decline in interest expense was due to our net repayment of long-term debt of $4.0 million during 2003.

Provision (Benefit) for Income Taxes.    Income tax expense was $2.5 million in 2003 as compared to a benefit from income taxes of $0.9 million in 2002. The change in income tax expense (benefit) was primarily due to a decline in loss before income taxes, an accrual for additional state taxes due on properties acquired from the Loewen Group for the tax years 1994 through 1998 as a result of an IRS examination of the tax returns for those years and changes in the proportion of tax exempt losses relative to taxable losses.

Net Loss.    Net loss was $6.0 million in 2003, an increase of $1.9 million, or 44.6%, from a net loss of $4.2 million in 2002. The increase in net loss was primarily attributable to the benefit recognized in 2002 from the change in accounting principle of $5.9 million, the change in income tax expense (benefit) from a benefit of $0.9 million in 2002 to an expense in 2003 of $2.5 million, offset by decrease in interest expense of $3.5 million and an increase in operating profit of $4.0 million, as discussed above.

Deferred Cemetery Revenues, Net.    Deferred cemetery revenues, net, were $115.2 million as of December 31, 2003, an increase of $11.7 million, or 11.3%, as compared to $103.6 million as of December 31, 2002. The increase was attributable to an increase in the sale of pre-need cemetery products and services that were not delivered or performed during 2003. We added $40.6 million in pre-need sales of cemetery merchandise and services, net of deferred costs and cancellations, to our pre-need sales backlog during 2003 compared to $36.7 million added during 2002. Additionally, during 2003, we recognized revenues, net of costs, of $30.1 million, including accumulated merchandise trust earnings, related to the delivery and performance of pre-need cemetery merchandise and services as compared to $24.3 million of revenues recognized during 2002. The increase in revenues recognized, net of costs and accumulated trust earnings, was due to the implementation by management of initiatives to maximize cash flow which included purchasing and delivering products and performing services in advance of need to enable withdrawal of funds from merchandise trusts, as discussed above.

Year Ended December 31, 2002 versus Year Ended December 31, 2001

Cemetery Revenues.    Cemetery revenues were $74.2 million in 2002, an increase of $0.3 million, or 0.4%, as compared to $73.9 million in 2001. Cemetery revenues from pre-need sales, including interest income from pre-need installment contracts and investment income from trusts, were $44.0 million in 2002, an increase of $3.3 million, or 8.1%, as compared to $40.7 million in 2001, primarily attributable to an increase in deliveries of pre-need burial vaults, mausoleum crypts and burial lots of $2.2 million, $0.6 million and $0.7 million, respectively. These increases were partially offset by a decrease in deliveries of pre-need lawn crypts of $0.6 million and a decrease in pre-need sales in West Virginia. In 2001, cemetery revenues included $0.7 million from pre-need sales in West Virginia made in connection with the relocation of cemetery interment rights described below. Accumulated earnings from merchandise trusts allocated to pre-need products and services delivered and performed during 2002 and income from perpetual care trusts increased cemetery revenues by $0.4 million during 2002 as compared to 2001.

Cemetery revenues from at-need sales were $29.5 million in 2002, a decrease of $1.4 million, or 4.5%, as compared to $30.9 million in 2001. This decrease was primarily attributable to a decrease in at-need sales in West Virginia. In 2001, the State of West Virginia implemented a highway project that resulted in the expropriation of cemetery property and the relocation of cemetery interment rights that had previously been purchased, and the remaining available interment rights, on the developed portion of the expropriated property. As a result, the State of West Virginia offered to purchase, on behalf of each owner of expropriated cemetery interment rights, a new pre-need contract from the cemetery of the owner’s choice. Many of these owners selected us, and we recognized revenues from these relocations as at-need sales of $3.1 million in 2001, as compared to $0.4 million in 2002. The decrease in 2002 cemetery revenues was partially offset by the sale of a tract of developed land to a municipality in Pennsylvania for $1.4 million.

Other cemetery revenues were $0.7 million in 2002, a decrease of $1.5 million, or 68.2% from $2.2 million in 2001. The decrease in other cemetery revenues in 2002 was primarily attributable to the sale of the undeveloped portion of cemetery property expropriated by the State of West Virginia in 2001 for $1.4 million as discussed above.

Cost of Goods Sold.    Cost of goods sold was $12.0 million in 2002, an increase of $0.2 million, or 1.7%, as compared to $11.8 million in 2001. This slight increase was attributable to an increase in purchases of cemetery merchandise, which was mostly offset by a decrease in sales of cemetery interment rights and related perpetual care trust payments. As a percentage of cemetery revenues, cost of goods sold increased to 16.2% in 2002 from 16.0% in 2001. The increase in cost of goods sold as a percentage of cemetery revenues was primarily attributable to the change in mix of products sold during 2002.

Selling Expense.    Total selling expense was essentially unchanged at $15.4 million in 2002 as compared to 2001. Sales commissions and other compensation expenses contributed $10.2 million to total selling expense during 2002, an increase of $0.8 million, or 8.5%, more than $9.4 million in 2001. The increase in sales commissions and other compensation expenses was primarily due to changes in product mix in 2002 and lower commissions paid in 2001 on the relocation sales in West Virginia discussed above. As a percentage of cemetery revenues, cost of goods sold increased to 16.2% in 2002 from 16.0% in 2001. Indirect selling expenses were $5.2 million during 2002, a decrease of $0.8 million, or 13.3%, from $6.0 million in 2001. The decrease in indirect selling expenses was primarily attributable to decreases in telemarketing costs, advertising expenses and hiring and training expenses of $0.3 million, $0.3 million and $0.1 million, respectively. These decreases were principally due to small reductions in our telemarketing, advertising and training programs.

Cemetery Expense.    Cemetery expense was $17.2 million in 2002, an increase of $0.2 million, or 1.2%, as compared to $17.0 million in 2001. Higher labor and benefits costs of $0.3 million during 2002 contributed to the increase but were offset by lower repair and maintenance expenses of $0.1 million resulting from cost cutting initiatives implemented in 2002.

General and Administrative Expense.    General and administrative expense was $9.0 million in 2002, an increase of $0.4 million, or 5.0%, as compared to $8.6 million in 2001. The increase was primarily attributable to an increase in insurance costs during 2002 as a result of higher premiums following the events of September 11, 2001.

Funeral Home Revenues and Expense.    Funeral home revenues were $1.4 million in 2002, an increase of $0.4 million, or 41.5%, as compared to $1.0 million in 2001. This increase was primarily due to our acquisition of one funeral home in August 2001 and two others in 2002 resulting in our operation of a greater number of funeral homes during 2002 as compared to 2001. Funeral home expense was $1.3 million in 2002, an increase of $0.3 million, or 34.8%, as compared to $1.0 million in 2001. This increase was the result of the addition of the funeral home described above.

Corporate Overhead.    Corporate overhead was $11.8 million in 2002, an increase of $1.9 million, or 19.5%, as compared to $9.9 million in 2001. The increase was primarily the result of the incurrence of $1.3 million of costs in connection with an acquisition that we terminated in 2002. The remaining increase was primarily attributable to an increase in legal and accounting fees related to the settlement of disputes over the acquisition of cemetery properties and funeral homes from The Loewen Group, Inc. in 1999 and various other legal matters. The increase in corporate overhead in 2002 was partially offset by lower costs in other categories, such as travel and entertainment, postage and office supplies. These reductions were the result of the implementation of cost-cutting measures and tighter financial controls in early 2002.

Depreciation and Amortization.    Depreciation and amortization was $4.9 million in 2002, an increase of $0.6 million, or 12.8%, as compared to $4.3 million in 2001. The increase was primarily due to the acquisition of vehicles, backhoes and computer equipment in 2002.

Expenses Related to Terminated Debt Offering and Refinancing.    During 2001, we contemplated a $125.0 million high-yield debt offering but decided to refinance our bank facility instead. We recognized $7.0 million of expenses related to the cancelled offering and bank refinancing, which was comprised of $2.4 million in legal and accounting fees, $2.2 million in consulting and other advisory fees, $1.8 million in bank amendment fees and $0.6 million in miscellaneous expenses, including printing costs, ratings-agency fees and title company fees.

Interest Expense.    Interest expense was $14.8 million in 2002, a decrease of $0.7 million, or 4.6%, as compared to $15.6 million in 2001. This decrease was primarily the result of lower average outstanding indebtedness during 2002 as a result of our debt restructuring in December 2001. In December 2001, we repaid approximately $20.0 million of indebtedness outstanding under our term loan and revolving credit facility with the cash proceeds of our preferred stock issuance and cash from operations.

Provision (Benefit) for Income Taxes.    Benefit from income taxes was $1.0 million in 2002 as compared to $5.2 million in 2001. The decrease in benefit from income taxes was primarily due to the decline in loss before income taxes and an increase in the proportion of tax exempt losses relative to taxable losses.

Net Loss.    Net loss was $4.2 million in 2002, an improvement of $6.4 million, or 60.7%, as compared to a net loss of $10.6 million in 2001. This decrease in net loss is primarily attributable to the $7.0 million in expenses related to the terminated debt offering and bank refinancing incurred in 2001.

Deferred Cemetery Revenues, Net.    Deferred cemetery revenues, net, were $103.6 million as of December 31, 2002, an increase of $12.4 million, or 13.6%, as compared to $91.2 million as of December 31, 2001. The increase was attributable to an increase in the sale of pre-need cemetery products and services that were not delivered or performed during 2002. We added $36.7 million in cemetery merchandise and services, net of deferred costs and cancellations, to our pre-need sales backlog during 2002 compared to $33.0 million added during 2001. Additionally, during 2002, we recognized revenues, net of costs, of $24.3 million, including accumulated merchandise trust earnings, related to delivery and performance of pre-need merchandise and services as compared to $25.0 million in revenues during 2001.

Liquidity and Capital Resources

Operating Cash Flow.    Historically, we have satisfied our working capital requirements with cash generated from operations and third-party borrowings.

Cash outflows from operating activities were $0.4 million in the first half of 2004, an increase of $0.1 million from cash outflows during the first half of 2003 of $0.3 million. Cash outflows in the first half of 2004 included payments of approximately $3.2 million for professional fees relating to this offering, approximately $1.7 million for corporate bonuses that were earned and expensed in 2003 but paid in the first half of 2004 and approximately $1.4 million in fees relating to amending our existing credit facility. Cash outflows from operating activities in the first half of 2003 were $0.3 million and included payments of $1.4 million for interest accrued in 2002 on our interest rate swap, which expired in February 2003, and $1.4 million to Alderwoods Group, Inc. (formerly The Loewen Group, Inc.) for expenses accrued in 2002 relating to the settlement of disputes in connection with the acquisition of cemetery properties and funeral homes in 1999. The remaining change in cash outflows was primarily attributable to the net loss of $0.8 million recorded during the first half of 2004 as compared to a net loss of $1.9 million during the first half of 2003 and changes in working capital.

Cash flows from operating activities were $7.1 million in 2003 and included payments of $1.4 million for interest accrued in 2002 on our interest rate swap, which expired in February 2003, and $1.4 million to Alderwoods Group, Inc. for expenses accrued in 2002 related to the settlement of disputes in connection with the acquisition of cemetery properties and funeral homes in 1999. Excluding these payments, cash flows from operating activities were $9.9 million, a decrease of $1.1 million from $11.0 million in 2002. This decrease is primarily attributable to the increase in net loss from $4.2 million in 2002 to $5.1 million in 2003 and other net changes in working capital.

Cash flows from operating activities were $11.0 million in 2002, a decrease of $1.5 million from $12.6 million in 2001. This decrease was due to a decrease in net changes in working capital from a $20.9 million change (increase) in 2001 as compared to an $11.2 million change (increase) in 2002. The difference in net changes in working capital was primarily attributable to net withdrawals from the merchandise trusts over the costs of products and services and withdrawals of trust investment income not previously withdrawn of $18.9 million in 2001 as compared to a net cash outflow to our merchandise trusts and payments for purchase of products and services of $4.2 million in 2002. The net withdrawals in 2001 were used, in part, to repay outstanding borrowings under our term loan agreement in connection with our debt restructuring in December 2001 as discussed below. The decrease in net changes in working capital was offset by the recognition in 2001 of $7.0 million of expenses related to the terminated high-yield debt offering and a bank refinancing as discussed above.

Investing Cash Flow.    Net cash used in investing activities was $3.4 million in the first half of 2004, an increase of $1.7 million, as compared to $1.7 million in the first half of 2003. This increase was primarily attributable to an increase in expenditures for mausoleum construction costs.

Net cash used in investing activities was $3.1 million, $8.9 million and $5.8 million in 2003, 2002 and 2001, respectively. Capital expenditures for each of these periods consisted of cemetery maintenance, mausoleum construction and acquisitions. Capital expenditures made in the normal course of business are financed generally by cash from operations and, when necessary, borrowings under our revolving credit facility.

Capital expenditures for 2003 were $3.1 million, consisting of $1.2 million for cemetery maintenance and $1.9 million for the construction of mausoleum crypts. Capital expenditures for 2002 were $8.9 million, consisting of $3.4 million for cemetery maintenance, $2.2 million for the construction of mausoleum crypts and $3.3 million related to our acquisition of cemetery properties. Capital expenditures for 2001 were $5.8 million, consisting of $1.9 million for cemetery maintenance, $3.0 million for the construction of mausoleum crypts and $0.9 million in acquisition costs.

The following table summarizes total maintenance capital expenditures and expansion capital expenditures, including for the construction of mausoleums and for acquisitions, for the periods presented (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Maintenance capital expenditures	$1,922	$3,378	$1,184	$660	$1,005
Expansion capital expenditures	3,844	5,535	1,945	1,081	2,390

Total capital expenditures	$5,766	$8,913	$3,129	$1,741	$3,395

In future periods, costs to construct mausoleum crypts and lawn crypts may be considered to be a combination of maintenance capital expenditures and expansion capital expenditures depending on the purposes for construction. Our general partner, with the concurrence of its conflicts committee, will have the discretion to determine how to allocate a capital expenditure for the construction of a mausoleum crypt or a lawn crypt between maintenance capital expenditures and expansion capital expenditures. In addition, maintenance capital expenditures for the construction of a mausoleum crypt or a lawn crypt will not be subtracted from operating surplus in the quarter incurred but rather will be subtracted from operating surplus ratably during the estimated number of years it will take to sell all of the available spaces in the mausoleum or lawn crypt. Estimated life will be determined by our general partner, with the concurrence of its conflicts committee.

Financing Cash Flow.    Net cash provided by financing activities was $0.3 million in the first half of 2004, an increase of $1.5 million, as compared to an outflow of $1.2 million in the first half of 2003. The increase was primarily attributable to a $4.0 million increase in borrowings under our credit facility in the first half of 2004 primarily to fund professional services costs relating to this offering. This increase was offset by scheduled principal repayments on our term loan and other loans of $3.7 million in the first half of 2004. In the first half of 2003, we increased borrowings under our credit facility by $1.5 million primarily to fund the $1.4 million settlement payment to Alderwoods Group, Inc. discussed above. This increase was offset by scheduled principal repayments on our term loan and other loans of $2.8 million in the first half of 2003.

Net cash used in financing activities was $4.0 million in 2003 and $8.0 million in 2001. Net cash provided by financing activities was $1.3 million in 2002. In 2003, we increased borrowings under our credit facility by $1.5 million, primarily for the construction of mausoleum crypts, and repaid $5.6 million of borrowings. During 2002, we borrowed $4.4 million, primarily for the construction of mausoleum crypts and to fund the cost of one acquisition, and we repaid $3.1 million of borrowings under our term loan. During 2001, we borrowed $5.4 million, which comprised $2.9 million to construct mausoleum crypts $0.9 million to pay costs associated with a potential acquisition and $1.6 million to pay a portion of the costs associated with the terminated debt offering and refinancing. We also received $10.0 million of cash proceeds from the private placement of our 20% non-voting cumulative redeemable preferred stock to McCown De Leeuw and some of our directors. We used the net proceeds of our preferred stock offering, together with $13.5 million of our operating cash, to repay $23.5 million of outstanding borrowings under our term loan facility.

Existing Credit Facility.    As of June 30, 2004, we had a $30.0 million revolving credit facility of which $25.5 million was outstanding and a $103.1 million term loan. The term loan and borrowings under our revolving credit facility bear interest at the aggregate rate of 4.5% plus the greater of LIBOR and 3.5%, which aggregate rate was 8.0% at June 30, 2004, and are due and payable in full on June 30, 2005. Beginning on September 15, 2004, the term loan and borrowings under the revolving credit facility bear interest at 18.0% per annum with additional 2.0% increases on each of January 1, 2005 and April 1, 2005. We intend to use the net proceeds of this offering, together with a portion of the net proceeds of our proposed private placement of senior secured notes, to repay all amounts outstanding under our existing credit facility. See “Use of Proceeds.” If these amounts are not repaid in full by September 15, 2004, our lenders have the right to retain financial advisors to assist with the administration of these amounts at our expense.

Cornerstone Preferred Stock Conversion.    Prior to the closing of this offering, all of the outstanding shares of the preferred stock of Cornerstone will be converted into preferred membership interests of CFSI LLC in connection with the conversion of Cornerstone into CFSI LLC.

Liquidity Needs.    Our primary short-term operating liquidity needs are to fund general working capital requirements and maintenance capital expenditures. Our long-term operating liquidity needs are primarily associated with acquisitions of cemetery properties and the construction of mausoleum crypts and lawn crypts on the grounds of our cemetery properties. We may also construct funeral homes on the grounds of cemetery properties that we acquire in the future. Our primary source of funds for our short-term liquidity needs will be cash flow from operations and income from perpetual care trusts. Our primary source of funds for long-term liquidity needs will be long-term bank borrowings and the issuance of additional common units and other partnership securities, including debt, subject to the restrictions in our new credit facility and under our senior secured notes.

We believe that cash generated from operations and our borrowing capacity under our new credit facility, which is discussed below, will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments for the foreseeable future. We anticipate ongoing annual capital expenditure requirements of between approximately $1.7 million and $2.9 million for the foreseeable future, of which between $1.1 million and $2.0 million is for maintenance of our existing cemeteries and between $0.6 million and 0.8 million is for mausoleum and lawn crypt construction and other expansion, excluding acquisitions. The estimate for cemetery maintenance capital expenditures would increase if we were to acquire additional cemetery properties.

One of our goals is to grow through the acquisition of high-quality cemetery properties. We anticipate financing these acquisitions with the proceeds of borrowings under our new credit facility or the issuance of additional common units and other partnership securities, including debt, to the extent permitted under our new credit facility, the senior secured notes and our partnership agreement. Since our predecessor began operations in 1999, we have acquired ten cemetery properties ranging in price per cemetery from $0.2 million to $11.0 million and having an aggregate purchase price of $27.4 million.

Our ability to satisfy our debt service obligations, fund planned capital expenditures, make acquisitions and pay distributions to partners will depend upon our future operating performance. Our operating performance is primarily dependent on the sales volume of customer contracts, the cost of purchasing cemetery merchandise that we have sold, the amount of funds withdrawn from merchandise trusts and perpetual care trusts and the timing and amount of collections on our pre-need installment contracts.

Contractual Obligations and Contingencies.    Our contractual obligations as of June 30, 2004 consisted of the following (in thousands):

		Payments Due by Period (Actual)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (1)	$128,597	$128,597	$—	$—	$—
Other debt (1)	2,099	177	1,922	—	—
Purchase obligations (2)	274	263	11	—	—
Operating leases	3,971	467	827	829	1,848
Merchandise liability (3)	41,410	—	—	—	—

	$176,351	$129,504	$2,760	$829	$1,848

(1)	Reflects amounts outstanding under our existing credit facility and other outstanding debt, all of which we expect to repay with the net proceeds of this offering and a portion of the net proceeds of our proposed private placement of senior secured notes. See “—New Credit Facility” below and “Use of Proceeds.”
(2)	Represents purchases of automobiles and cemetery equipment.
(3)	Total cannot be separated into periods because we are unable to anticipate when the merchandise will be needed. We will satisfy these obligations at or, to the extent practicable, prior to the time of need.

On a pro forma basis, after giving effect to this offering and the related transactions and the application of the proceeds to repay long-term debt, as described in “Use of Proceeds,” our contractual obligations as of June 30, 2004 would have consisted of the following (in thousands):

		Payments Due by Period (Pro Forma)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (1)	$80,000	$—	$—	$80,000	$—
Purchase obligations (2)	274	263	11	—	—
Operating leases	3,971	467	827	829	1,848
Merchandise liability (3)	41,410	—	—	—	—

	$125,655	$730	$838	$80,829	$1,848

(1)	Reflects repayment of all amounts outstanding under our existing credit facility and other outstanding debt with the net proceeds of this offering and a portion of the net proceeds of our proposed private placement of senior secured notes. Also reflects our obligations under the senior secured notes proposed to be issued concurrently with the closing of this offering. See “—New Credit Facility” below and “Use of Proceeds.”
(2)	Represents purchases of automobiles and cemetery equipment.
(3)	Total cannot be separated into periods because we are unable to anticipate when the merchandise will be needed. We will satisfy these obligations at or, to the extent practicable, prior to the time of need.

New Credit Facility.    Concurrently with the closing of this offering, StoneMor Operating LLC, which is our operating company, and its present and future subsidiaries, all as borrowers, are expected to enter into a new $35.0 million credit agreement. The new credit agreement will consist of a $12.5 million revolving credit facility and a $22.5 million acquisition line of credit. Borrowings under our revolving credit facility are due and payable three years after the date of the credit agreement, and borrowings under the acquisition facility are due and payable four years after the date of the credit agreement. We may prepay all loans under the credit agreement at any time without penalty, although our acquisition line may be subject to hedging arrangements with attendant termination fees. Any amounts repaid on the acquisition line cannot be reborrowed. We will be required to reduce borrowings under our revolving credit facility that are designated for the purpose of funding a regularly scheduled quarterly distribution to the unitholders to not more than $5.0 million for a period of at least 30 consecutive days at least once during each consecutive twelve (12) month period prior to the maturity of the revolving credit facility. The form of credit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. We expect to have no indebtedness outstanding under our new credit agreement at the closing of this offering. The closing of this offering is contingent upon the closing of the new credit facility.

The revolving credit facility will be used for ongoing working capital needs, capital expenditures, distributions and general partnership purposes. Amounts borrowed and repaid under the revolving credit facility may be borrowed in an amount that does not exceed 80% of our eligible accounts receivable. Eligible accounts receivable are defined as gross accounts receivable represented by approved installment agreements for pre-need sales net of collection reserves, imputed interest earnings, funds due to perpetual care and merchandise trusts, unpaid sales commissions and other reserves as may be required by the agent for the lenders.

The acquisition facility will be used to finance acquisitions of companies in our line of business that have been approved by our board of directors. We are required to obtain the approval of the requisite lenders for any acquisition exceeding $2.5 million and for any series of acquisitions exceeding $20.0 million in any consecutive 12 months, but this consent may not be unreasonably withheld. Interest under the acquisition facility is payable quarterly for the first 12 months after each borrowing. We will repay the then outstanding borrowings in equal quarterly installments based on a six-year amortization schedule, with the first quarterly principal payment beginning 15 months after each borrowing and subsequent quarterly principal payments continuing on each 3 month interval from the previous quarterly principal payment and with a balloon payment for any unpaid amount due at the maturity of the acquisition facility.

Borrowings under the credit agreement will rank pari passu with all of our other senior secured debt, including the senior secured notes issued concurrently with this offering, subject to the description of the collateral securing the credit agreement described below. Borrowings under the credit agreement will be guaranteed by the partnership and our general partner.

Our obligations under the revolving facility will be secured by a first priority lien and security interest in specified receivable rights, whether then owned or thereafter acquired, of the borrower and the guarantors and by a second priority lien and security interest in substantially all assets other than those receivable rights of the borrower and the guarantors. These assets will secure the acquisition facility and our senior secured notes, as described below and under “—Senior Secured Notes.” The specified receivable rights include all accounts and other rights to payment arising under customer contracts or agreements (other than amounts required to be deposited into merchandise and perpetual care trusts) or management agreements, and all inventory, general intangibles and other rights reasonably related to the collection and performance of these accounts and rights to payment.

Our obligations under the acquisition facility will be secured by a first priority lien and security interest in substantially all assets, whether then owned or thereafter acquired, other than specified receivable rights of the borrower and the guarantors and a secondary priority lien and security interest in those specified receivable rights of the borrower and the guarantors. The senior secured notes will share pari passu in the collateral securing the acquisition facility.

Depending on the type of loan, indebtedness outstanding under the revolving credit facility will bear interest at a rate based upon the Base Rate or the Eurodollar Rate plus an applicable margin ranging from 0.00% to 1.00% and 2.50% to 3.50% per annum, respectively, depending on our ratio of total debt to consolidated cash flow. The Base Rate is the higher of the federal funds rate plus .050% or the prime rate announced by Fleet. The Eurodollar Rate is to be determined by the administrative agent according to the new credit agreement. The interest will be determined and payable quarterly. We will incur commitment fees ranging from 0.375% to 0.500% per annum, depending on our ratio of total debt to consolidated cash flow, determined and payable quarterly based on the unused amount of the credit facilities.

We are required to use the net cash proceeds from the sale of any assets, the incurrence of any indebtedness or the issuance of any equity interests in the partnership or any subsidiary of the partnership to repay amounts outstanding under the credit agreement and our senior secured notes, pro rata based on the percentage share of the aggregate amounts outstanding, provided that we may use the proceeds from the sale of any assets to purchase capital assets or fund permitted acquisitions within 180 days of such sale and we may use the proceeds from any issuance of equity interests by the partnership to fund permitted acquisitions to the extent such equity interests are issued in connection with a permitted acquisition that is completed within 180 days before or after the receipt of such proceeds.

The credit agreement will prevent us from declaring dividends or distributions if any event of default, as defined in the new credit agreement, occurs or would result from such declaration. The following will be an event of default under the credit agreement:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure of any of our representations and warranties to be materially correct;

•	failure to observe any covenant included in the credit agreement beyond specified cure periods in specified cases;

•	the occurrence of a default under other indebtedness of the partnership, our general partner, our operating company or any of our other subsidiaries;

•	the occurrence of specified bankruptcy or insolvency events involving the partnership, our operating company, our general partner or our other subsidiaries;

•	a change of control; or

•	the entry of judgments against the partnership, our general partner, our operating company or any of our other subsidiaries in excess of certain allowances.

Change of control is defined in the credit agreement as the occurrence of any of the following events:

•	any two of our chairman, chief executive officer or chief financial officer on the date of the credit agreement cease to hold such positions unless approved by the lenders under the credit agreement;

•	any person or group that did not hold any equity interests in the general partner or the partnership on the date of the credit agreement acquires 20% or more of the equity interests in the partnership or the general partner;

•	the general partner ceases to be our sole general partner;

•	the partnership ceases to own 100% of the operating company; or

•	the operating company ceases to own 100% of the other borrowers.

The credit agreement will contain financial covenants requiring us to maintain, on a rolling four-quarter basis:

•	a ratio of consolidated cash flow, as defined in the credit agreement, to consolidated interest expense of not less than 3.5 to 1.0 for the four most recent quarters;

•	a ratio of total funded debt on the last day of each quarter to consolidated cash flow of not more than 3.5 to 1.0 for the four most recent quarters; and

•	consolidated cash flow of at least $21.0 million. Our minimum consolidated cash flow will be increased by 80% of any consolidated cash flow acquired in an acquisition.

For purposes of determining our compliance with the covenants described above, total funded debt includes all indebtedness for borrowed money (except that if we reduce borrowings under our revolving credit facility that are designated for the purpose of funding a regularly scheduled quarterly distribution to unitholders to not more than $5.0 million for a period of at least 30 consecutive days at least once during each consecutive twelve (12) month period prior to the maturity of the revolving credit facility, then the amount of outstanding revolving loans to be included in total funded debt will be an amount not to exceed $5.0 million), purchase money indebtedness, obligations under letters of credit, capitalized leases, if any, and the deferred purchase price of any property or services. Consolidated cash flow is based on our adjusted EBITDA and is defined in the credit agreement as net income plus, among other things:

•	interest expense;

•	taxes;

•	depreciation and amortization;

•	non-cash cost of land and crypts;

•	extraordinary losses;

•	other non-cash items;

•	increase (decrease) in deferred cemetery revenues, net (excluding deferred margin);

•	increase (decrease) in accounts receivable;

•	increase (decrease) in merchandise liability; and

•	increase (decrease) in merchandise trust (excluding any change in trust income receivable).

Consolidated cash flow will be adjusted to exclude, among other things, extraordinary gains, gains from sales of assets outside the ordinary course of business and non-cash items.

The credit agreement will limit the ability of the partnership, our general partner, our operating company and any of our other subsidiaries, among other things, to:

•	enter into a new line of business;

•	enter into any agreement of merger or acquisition;

•	sell, transfer, assign or convey assets;

•	grant certain liens;

•	incur or guarantee additional indebtedness;

•	make certain loans, advances and investments;

•	declare and pay dividends and distributions;

•	enter into certain leases;

•	enter into transactions with affiliates; and

•	make voluntary payments or modifications of indebtedness.

Senior Secured Notes.    Concurrently with the closing of this offering, our operating company and its existing subsidiaries will issue and sell $80.0 million in aggregate principal amount of senior secured notes. The closing of this offering is contingent upon the completion of the private placement of the senior secured notes. The net proceeds of the senior secured notes will be used to repay a portion of our existing indebtedness. The senior secured notes will be issued pursuant to a note purchase agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The senior secured notes will rank pari passu with all of our other senior secured debt, including the revolving credit facility and the acquisition facility, subject to the description of the collateral securing the senior secured notes described below. The senior secured notes will be guaranteed by the partnership, our general partner and any future subsidiaries of our operating company. Obligations under the senior secured notes will be secured by a first priority lien and security interest covering substantially all of the assets of the issuers, whether then owned or thereafter acquired, other than specified receivable rights and a second priority lien and security interest covering those specified receivable rights, each as described above, of the issuers, whether then owned or thereafter acquired.

The senior secured notes will mature on             , 2009 and will bear interest at a rate of 7.66% per annum. Interest on the senior secured notes will be payable quarterly on              and             , commencing on             , 2004. There will be no principal amortization prior to the final maturity of the senior secured notes.

The senior secured notes will be redeemable, at our option, at any time in whole or in part at a make-whole premium. The make-whole premium will be calculated on the basis of a discount rate equal to the yield on the U.S. treasury notes having a constant maturity comparable to the remaining term of the senior secured notes, plus 100 basis points. The senior secured notes will not be subject to any sinking fund provisions.

The senior secured notes will limit the ability of the partnership, our general partner, our operating company and any of our other subsidiaries, among other things, to:

•	enter into a new line of business;

•	enter into any agreement of merger or acquisition;

•	sell, transfer, assign or convey assets;

•	grant certain liens;

•	incur or guarantee additional indebtedness;

•	make certain loans, advances and investments;

•	declare and pay dividends and distributions;

•	enter into certain leases;

•	enter into transactions with affiliates; and

•	make voluntary payments or modifications of indebtedness.

The note purchase agreement will also contain financial covenants requiring us to maintain, on a rolling four-quarter basis:

•	a ratio of consolidated cash flow, as defined in the note purchase agreement, to consolidated interest expense of not less than 3.5 to 1.0 for the four most recent quarters;

•	a ratio of total funded debt on the last day of each quarter to consolidated cash flow of not more than 3.5 to 1.0 for the four most recent quarters; and

•	consolidated cash flow of at least $21.0 million. Our minimum consolidated cash flow will be increased by 80% of any consolidated cash flow acquired in an acquisition.

For purposes of determining our compliance with the covenants described above, total funded debt and consolidated cash flow will be defined in the note purchase agreement in the same manner as they are defined in our new credit agreement.

Each of the following will be an event of default under the note purchase agreement:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure of any of our representations and warranties to be materially correct;

•	failure to observe any covenant included in the note purchase agreement beyond specified cure periods in specified cases;

•	the occurrence of a default under other indebtedness of the partnership, our general partner, our operating company or any of our other subsidiaries;

•	the occurrence of specified bankruptcy or insolvency events involving the partnership, our operating company, our general partner or our other subsidiaries;

•	a change of control; or

•	the entry of judgments against the partnership, our general partner, our operating company or any of our other subsidiaries in excess of certain allowances.

Change of control is defined as the occurrence of any of the following events:

•	any two of our chairman, chief executive officer or chief financial officer on the closing date of the senior secured notes offering cease to hold such positions unless approved by the requisite noteholders;

•	any person or group that did not hold any equity interests in the general partner or the partnership on the closing date of the senior secured notes offering acquires 20% or more of the equity interests in the partnership or the general partner;

•	the general partner ceases to be our sole general partner;

•	the partnership ceases to own 100% of the operating company; or

•	the operating company ceases to own 100% of the other borrowers.

The initial offering of the senior secured notes will not be registered under the Securities Act, and the senior secured notes may not be resold absent registration or an available exemption from the registration requirements of the Securities Act. The holders of the senior secured notes will not have registration rights. The senior secured notes will not be listed or quoted on any national securities exchange or association.

Intercreditor and Collateral Agency Agreement.    In connection with the closing of the new credit facility and the private placement of the senior secured notes, our general partner, the partnership, our operating company, our other subsidiaries, the lenders under the new credit facility, the holders of the senior secured notes and Fleet National Bank, as collateral agent, will enter into an intercreditor and collateral agency agreement setting forth the rights and obligations of the parties to the agreement as they relate to the collateral securing the new credit facility and the senior secured notes. The form of this agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Off-Balance Sheet Arrangements

As of June 30, 2004, we had no off-balance sheet arrangements as a result of our adoption of FIN 46R as of March 31, 2004. Our off-balance sheet arrangements as of December 31, 2003 consisted of merchandise trusts and perpetual care trusts, which are described more fully in notes 1, 6 and 7 to our historical consolidated financial statements and above in “—Overview—Cemetery Operations—Trusting.” See also “—Recent Accounting Pronouncements” below for a discussion of the effect of FIN 46R on accounting for merchandise trusts and perpetual care trusts.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations during 2001, 2002 or 2003. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy and may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition and regulation, we have and will continue to pass along increased costs to our customers in the form of higher product prices.

Seasonality

The death care business is relatively stable and predictable. Although we experience seasonal increases in deaths due to extreme weather conditions and winter flu, these increases have not historically had any significant impact on our results of operations. In addition, we perform fewer initial openings and closings in the winter when the ground is frozen.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for years beginning after June 15, 2002. The implementation of SFAS No. 143 had no impact on our consolidated financial statements in 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The implementation of SFAS No. 146 had no impact on our consolidated financial statements in 2003.

In January 2003 and December 2003, the FASB issued FASB Interpretation (FIN) No. 46 and No. 46 revised (FIN 46R), Consolidation of Variable Interest Entities: an Interpretation of Accounting Research Bulletin (ARB) No. 51. FIN 46R clarifies the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R defines the terms related to variable interest entities and clarifies whether such entities should be consolidated. FIN 46R applies to enterprises that have a variable interest in variable interest entities and is effective for the first financial reporting period ending after March 15, 2004. The requirements of this interpretation, as revised, are applicable to us for the quarter ending March 31, 2004.

The adoption of FIN 46R resulted in the consolidation of the merchandise trusts and perpetual care trusts in our consolidated balance sheet as of June 30, 2004, but did not change the legal relationships among the merchandise trusts, the perpetual care trusts, holders of our pre-need contracts and us. The implementation of FIN 46R had no impact on our net loss or cash flows from operating, investing or financing activities for the quarter ending June 30, 2004. See notes 1, 6, and 7 to our consolidated financial statements for a further discussion of the adoption of FIN 46R.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, an asset. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Implementation of SFAS No. 150 had no effect on our consolidated financial statements in 2003.

Quantitative and Qualitative Market Risk Disclosure

The information presented below should read in conjunction with the notes to our consolidated financial statements.

The market risk inherent in our market risk sensitive instruments and positions is the potential change arising from increases or decreases in interest rates and the prices of marketable equity securities, as discussed below. Our exposure to market risk includes forward-looking statements and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in interest rates or equity markets. Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur, since actual gains and losses will differ from those estimated, based on actual fluctuations in interest rates, equity markets and the timing of transactions.

Interest-bearing Investments.    Our fixed-income securities subject to market risk consist primarily of investments in merchandise trusts and perpetual care trusts. As of June 30, 2004, fixed-income securities represented 65.0% of the funds held in merchandise trusts and 74.8% of the funds held in perpetual care trusts. The aggregate quoted market value of these fixed-income securities was $73.3 million and $90.3 million in merchandise trusts and perpetual care trusts, respectively, as of June 30, 2004. Each 1% change in interest rates on these fixed-income securities would result in changes of approximately $0.7 million and $0.9 million in the fair market values of the securities held in merchandise trusts and perpetual care trusts, respectively, based on discounted expected future cash flows. If these securities are held to maturity, no change in fair market value will be realized.

Our money market and other short-term investments subject to market risk consist primarily of investments held in merchandise trusts and perpetual care trusts. As of June 30, 2004, these investments accounted for approximately 5.2% and 4.4% of the funds held in merchandise trusts and perpetual care trusts, respectively. The fair market value of these investments was $5.9 million and $5.3 million in merchandise trusts and perpetual care trusts, respectively, as of June 30, 2004. Each 1% change in average interest rates applicable to these investments would result in changes of approximately $59,000 and $53,000, respectively, in the aggregate fair market values of the perpetual care investments and the merchandise trust investments.

Marketable Equity Securities.    Our marketable equity securities subject to market risk consist primarily of investments held in merchandise trusts and in the case of perpetual care trusts, investments in real estate investment trusts, or REITs. As of June 30, 2004, marketable equity securities represented 29.8% of funds held in merchandise trusts and 20.8% of funds held in perpetual care trusts. The aggregate fair market value of these marketable equity securities was $33.5 million and $25.0 million in merchandise trusts and perpetual care trusts, respectively, as of June 30, 2004, based on final quoted sales prices. Each 10% change in the average market prices of the equity securities would result in a change of approximately $3.4 million and $2.5 million in the fair market value of securities held in merchandise trusts and perpetual care trusts, respectively.

Investment Strategies and Objectives.    Our internal investment strategies and objectives for funds held in merchandise trusts and perpetual care trusts are specified in an Investment Policy Statement which requires us to do the following:

•	State in a written document our expectations, objectives, tolerances for risk and guidelines in the investment of our assets;

•	Set forth a disciplined and consistent structure for managing all trust assets. This structure is based on a long-term asset allocation strategy, which is diversified across asset classes, investment styles and strategies. We believe this structure is likely to meet our stated objectives within our tolerances for risk and variability. This structure also includes ranges around the target allocations allowing for adjustments when appropriate to reduce risk or enhance returns. It further includes guidelines for the selection of investment managers and vehicles through which to implement the investment strategy;

•	Provide specific guidelines for each investment manager. These guidelines control the level of overall risk and liquidity assumed in their portfolio;

•	Appoint third-party investment advisors to oversee the specific investment managers and advise our Trust and Compliance Committee;

•	Establish criteria to monitor, evaluate and compare the performance results achieved by the overall trust portfolios and by our investment managers. This allows us to compare the performance results of the trusts to our objectives and other benchmarks, including our peers, on a regular basis.

Our investment guidelines are based on relatively long investment horizons, which vary with the type of trust. Because of this, interim fluctuations should be viewed with appropriate perspective. The strategic asset allocation of the trust portfolios is also based on this longer-term perspective. However, in developing our investment policy, we have taken into account the potential negative impact on our operations and financial performance of significant short-term declines in market value.

We recognize the challenges we face in achieving our investment objectives in light of the uncertainties and complexities of contemporary investment markets. Furthermore, we recognize that, in order to achieve the stated long-term objectives, we may have short-term declines in market value. Given the need to maintain consistent values in the portfolio, we have attempted to develop a strategy which is likely to maximize returns and earnings without experiencing overall declines in value in excess of 3% over any 12-month period.

In order to consistently achieve the stated return objectives within our tolerance for risk, we use a strategy of allocating appropriate portions of our portfolio to a variety of asset classes with attractive risk and return characteristics, and low to moderate correlations of returns. See notes 6 and 7 to our historical consolidated financial statements for a breakdown of the assets held in our merchandise trusts and perpetual care trusts by asset class.

Debt Instruments.    At the closing of this offering, our new credit facility will bear interest at a floating rate, based on LIBOR, which is adjusted quarterly. This credit facility will subject us to increases in interest expense resulting from movements in interest rates. We expect to have no indebtedness outstanding under our new credit facility at the closing of this offering.

INDUSTRY OVERVIEW

General

There are approximately 7,000 cemeteries and crematories and 16,000 funeral homes in the United States, according to Information for Industry, Inc. Death care companies in the United States generally provide cemetery, funeral home and cremation products and services to customers both at the time of need and prior to the time of need. The industry is characterized by a large number of locally owned, independent operators and four publicly traded companies that have historically been the primary industry consolidators. A significant percentage of industry revenues are generated by independently owned operations, which account for approximately 6,300 cemeteries and crematories and 13,600 funeral homes. While many independently owned companies operate only locally, the publicly traded death care companies operate across the United States and, in some cases, outside the United States. Currently, all of the public death care companies generate a majority of their revenues from funeral home operations.

Industry Characteristics

Favorable Demographics.    The target market for death care providers consists of people 45 and older who, as a group, generally purchase pre-need products and services at a higher rate than people younger than 45. According to the U.S. Department of Commerce, the 45- to 64-year-old age category is expected to experience a 2.7% compound annual growth rate from 2000 to 2010, or approximately three times the compound annual growth rate of 0.9% for the population of the United States as a whole. By 2010, the 45- to 64-year-old age category is expected to represent approximately 26.5% of the U.S. population, up from approximately 22.2% in 2000. The following chart depicts the expected increase in this age category to 2016:

Source:  U.S. Department of Commerce

Stability in Number of Deaths.    According to the U.S. Department of Commerce, the number of deaths in the United States is expected to increase by approximately 1% per year, from approximately 2.5 million in 2003 to approximately 2.6 million in 2010. The death care industry has been stable and non-cyclical with slight fluctuations due to increased life expectancy and seasonal increases in deaths due to extreme weather conditions and winter flu. The condition of the economy generally does not have a substantial impact on the industry, as death services are an inevitable need. Even during economic downturns, the volume of pre-need sales generally remains stable, but customers tend to purchase fewer or less expensive items, which reduces the aggregate sales price per pre-need contract.

Barriers to Entry.    There are significant barriers to establishing new cemeteries in existing markets. Often there is a scarcity of land suitable for cemetery operations, particularly in mature metropolitan areas. The acquisition of land and the establishment of cemetery facilities typically require a substantial initial capital investment. In addition, local cemetery zoning restrictions and increasing regulatory requirements make entry into the cemetery market difficult. Finally, heritage and tradition make it difficult to establish a new cemetery, as existing cemeteries have often served multiple generations of families and have developed strong family loyalty.

Fragmentation and Consolidation.    As described above, the death care industry is highly fragmented. During the 1990s, there was a trend toward consolidation. This trend slowed beginning in 1999, however, as the principal consolidators decreased considerably their levels of acquisition activity. The reasons for this decrease included increasing acquisition costs and the incurrence of significant amounts of debt by public death care companies, primarily for acquisitions. As a result, potential acquirors were unwilling to pay the prices sought by sellers, which resulted in potential sellers withdrawing their businesses from the market rather than selling at lower prices. Since then, the principal consolidators have focused on reducing their levels of indebtedness, often by selling cemetery and funeral home properties, and managing their existing operations. More recently, several large cemetery and funeral home companies have announced their intention to resume some level of acquisition activity. To date, however, there has not been a significant increase in acquisition activity.

BUSINESS

Our Partnership

We are the fourth-largest owner and operator of cemeteries in the United States. As of June 30, 2004, we operated 132 cemeteries in 12 states, located primarily in the eastern United States. We own 120 of these cemeteries, and we operate the remaining 12 under long-term management agreements with the cemetery associations that own the cemeteries. Subsequent to June 30, 2004, we acquired the ownership of one of these cemetery associations and no longer operate it under a management agreement. The cemetery products and services that we sell are:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise

We sell these products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Whenever possible, we will sell burial lots with pre-installed vaults and grave marker bases. Our sales of real property, including burial lots (with and without installed vaults and grave marker bases), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes. In 2003, we performed more than 22,000 burials and sold more than 15,000 interment rights (net of cancellations). Based on our sales of interment spaces in 2003, our cemeteries have a weighted average sales life of 219 years. Aggregate revenues per interment right sold increased over 9% from 2001 to 2003.

Our cemetery properties are located in Pennsylvania, West Virginia, Virginia, Maryland, New Jersey, Tennessee, Ohio, Rhode Island, Alabama, Connecticut, Delaware and Georgia. In each of 2003 and the first six months of 2004, our cemetery operations accounted for approximately 98% of our revenues.

We also own and operate seven funeral homes in Alabama, Maryland, Ohio, Pennsylvania and Virginia. All of our funeral homes are located on our cemetery properties. In 2003, more than 420 funerals were performed at our funeral homes, and our funeral home revenues accounted for approximately 2% of our revenues in each of 2003 and the first six months of 2004.

Cornerstone, which transferred substantially all of its assets to us prior to this offering, was founded in 1999 by members of our management team and a private equity investment group when it acquired 123 cemetery properties and 4 funeral homes. Since March 1999, we have acquired ten additional cemeteries and one funeral home, built two funeral homes and sold one cemetery.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

Focus on Pre-need Sales.    We plan to increase distributable cash flow from our cemeteries by continuing to focus on pre-need sales to new customers and pre-need sales of additional merchandise to existing customers. Because pre-need sales establish a loyal customer base, these sales tend to generate additional pre-need sales and at-need sales to close family members of our pre-need customers. We have recently made a number of changes in our pre-need sales program to concentrate our sales force on more effective marketing and to emphasize pre-need sales that establish relationships with customers and increase sales by creating a new marketing department.

Improve Our Sales Force Productivity.    We are trying to increase revenues from our existing operations by improving sales force productivity and reducing sales force turnover. We are committed to carefully recruiting and training our sales personnel to enhance the marketing of our pre-need products and services and to ensure that our sales force is known for offering professional and dependable service to our customers. We believe that restructuring our sales force and compensation system over the last four years has strengthened our operations, as evidenced by a reduction of the cancellation rate on pre-need sales contracts from 16.5% of total pre-need sales in the year prior to our formation as Cornerstone Family Services, Inc. to 10% in 2003. In addition, the number of our salespeople with aggregate annual sales exceeding $400,000 has increased from 38 in 2002 to 52 in 2003.

Continue to Reduce Costs and Improve Operating Efficiencies.    We intend to continue to reduce operating costs at our cemeteries. We have appointed one of our senior executives to spend substantially all of his time monitoring our operating costs and reviewing and executing cost-cutting opportunities. We have recently reduced our operating costs by renegotiating pricing with our major vendors, reducing sales-commission rates and issuing purchase cards to our operating personnel that record transactions directly into our accounting system, thereby eliminating associated administrative and expense-accounting costs.

Maximize Cash Flow by Purchasing Products and Performing Services That Are Subject to Trusting Requirements in Advance of the Time of Need.    We are required by various state laws to deposit a portion of the funds that we receive from our pre-need sales of cemetery products and services into merchandise trusts to ensure that we will have sufficient funds in the future to purchase these products and perform these services. By purchasing and delivering products and performing services sold under pre-need contracts in advance of need, we are able to minimize the amount of time that the sales proceeds from our pre-need contracts are required to be held in trust and unavailable to us for other uses. We also increase our cash flow to the extent that the funds we withdraw from merchandise trusts to purchase and deliver products and perform services exceeds the actual cost of those products and services. Advance purchasing helps us avoid the negative cash flow impact of depositing significant portions of our sales proceeds in trusts while earning rates on those trusts that are currently less than interest rates we pay on our debt.

Manage Funds Held in Trust to Preserve Capital and Generate Income.    The funds that are held in merchandise trusts and perpetual care trusts are managed by third-party investment managers within specified investment guidelines adopted by the Trust and Compliance Committee of our board of directors and standards imposed by state law. Our investment policy for our merchandise trust funds is to preserve capital and generate a high rate of return through intermediate-term, investment-grade, fixed-income securities, high-yield fixed-income securities, real estate investment trusts and, to a lesser extent, equity securities and cash. We invest substantially all of the funds deposited into perpetual care trusts in intermediate term, investment grade, fixed-income securities, high-yield fixed-income securities and real estate investment trusts, which are expected to provide returns over the inflation rate while preserving the value of the trust portfolio.

Acquire and Integrate Additional Cemeteries.    Since we began operating in March 1999, we have completed six transactions in which we acquired ten cemeteries and one funeral home. We plan to continue to make accretive cemetery acquisitions using selective criteria that include the purchase of established cemeteries located primarily in densely populated, large metropolitan areas and in states with favorable competitive and regulatory environments. When considering individual cemeteries, we focus on larger properties that perform at least 200 burials annually. The ten cemeteries that we have acquired since we began operating in 1999 performed an average of 284 burials each in 2003, compared to an average of 159 burials in 2003 for each of our other cemeteries. We have established acquisition guidelines to ensure a disciplined approach to the identification and valuation of acquisition targets. The guidelines for a targeted property include projected distributable cash flow and profitability; location; heritage and reputation; physical size and market value; volume of pre-need and at-need business; available inventory of burial space; potential for development or expansion; competitive market position; and the size of the associated trusts.

After the completion of our initial public offering, we will have a new acquisition credit facility and the ability to issue our common units to finance acquisitions, subject to the restrictions described below, in our new credit facility and under the senior secured notes. As a result, we believe that we will have the opportunity to be one of the few active consolidators in the cemetery industry and will have the resources and financial flexibility to identify and complete acquisitions that meet our guidelines.

We believe that we can rapidly and effectively integrate cemeteries we acquire into our existing operations, as we have done with the ten cemeteries we have acquired since we began operating in 1999. We have implemented sophisticated technology to properly administer the complex financial and trust accounting systems of our cemetery operations and to accommodate the integration of acquired cemeteries.

Our ability to issue units to finance acquisitions may, however, be limited by the requirement that we obtain the consent of our bank lenders for all acquisitions in excess of $2.5 million and by the provisions of the Internal Revenue Code that will limit our ability to use our net operating losses if we issue sufficient additional common units to trigger an “ownership change.” Please read “Risk Factors—Risks Related to Our Business—We may not be able to identify, complete, fund or successfully integrate additional cemetery acquisitions” and “Risk Factors—Tax Risks to Common Unitholders—Changes in the ownership of our units, including the changes occurring as a result of this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future periods.”

Business Strengths

We believe that the following business strengths contribute to our position as a leading cemetery operator:

Experienced Sales Force.    We market our products and services through an experienced marketing staff of approximately 310 commissioned sales representatives. More than 235 of our salespeople have more than one year of experience, and 54 have more than ten years of experience in cemetery sales. We are generally able to retain salespeople for longer terms if they remain with us for at least a year.

Focus on Cemetery Operations.    Unlike other public death care companies, we concentrate on cemetery operations rather than focusing a significant portion of our operations on funeral homes. Our focus on pre-need sales allows us to consider the entire population as potential customers in the areas we serve. As a result, our cemetery operations are generally not sensitive to seasonal or other fluctuations in the death rate. In addition, we are able to take advantage of challenges inherent in entering the cemetery industry, such as the scarcity and high cost of land, zoning restrictions, initial capital requirements and the strength of local tradition and heritage.

Operating Efficiencies Attributable to Our Size and Regional Grouping.    Due to our established base of 132 cemeteries and 7 funeral homes and the organization of our cemeteries in geographic groups, we are able to generate economies of scale and operating efficiencies. These include increased revenues from the development of efficient pre-need sales organizations, lower purchasing costs for cemetery merchandise through volume purchasing, lower operating expenses through centralized administrative functions and shared maintenance equipment and personnel and more effective strategic and financial planning. As a result, we are able to compete favorably in the areas we serve and improve the profitability of cemetery operations we acquire.

Long-lived and Geographically Diverse Cemeteries.    We have a large real estate portfolio of cemetery properties, which will enable us to offer cemetery products and services in the markets we serve for many years. Because we operate cemeteries in 12 states, we are not materially affected by economic downturns or changes in laws regulating cemetery operations in any one state. Our portfolio consists of 132 cemetery properties with a total of more than 6,500 acres. Of this amount, more than 2,500 acres of cemetery land remain to be sold, resulting in a weighted average remaining sales life of 219 years based upon interment spaces sold in 2003. In addition, we increase capacity in our cemeteries by building mausoleum crypts and lawn crypts as the number of unsold lots decreases.

We generate additional revenues by selling tracts of excess real property to third parties for non-cemetery use if the sales do not significantly reduce the sales life of the property. In 2003, we sold 17 acres of excess real property for an aggregate of $0.5 million, and in the first six months of 2004 we sold 64 acres of excess real property for an aggregate of $0.9 million.

Substantial Trust Assets.    Our merchandise trusts had an aggregate market value of $112.7 million as of June 30, 2004 and generated an average annual rate of return realized on funds held in the trusts of 7.6% in 2003 and an average annualized rate of return of 5.8% in the first six months of 2004. We are entitled to the investment income, such as interest and dividends, as well as the capital gains on the investments held in our merchandise trusts. Merchandise trusts provide us with a stable stream of cash flow that we realize as we withdraw amounts from the merchandise trusts. We are permitted to withdraw income and capital gains at varying times determined by state law but typically on a monthly basis. We are also permitted to withdraw funds from merchandise trusts, including principal, when we purchase the related products or perform the related services. To the extent that the amounts withdrawn from merchandise trusts exceed our costs to purchase or perform the related products and services, our cash flow increases. As of June 30, 2004, the aggregate market value of the funds held in merchandise trusts exceeded the aggregate cost to purchase and perform the related products and services by $71.3 million. We also increase our cash flow by withdrawing income and capital gains from the merchandise trusts on a regular basis, which is typically monthly, regardless of when we purchase the products or perform the services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Cemetery Operations—Sources of Revenues” and “—Trusting.”

Our perpetual care trusts had an aggregate market value of $120.7 million as of June 30, 2004 and generated an average annual rate of return realized on funds held in the trusts of 6.7% in 2003 and an average annualized rate of return of 5.9% in the first six months of 2004. We are entitled to the investment income, such as interest and dividends, but not capital gains, on the investments held in our perpetual care trusts. We are permitted to withdraw the investment income, generally on a monthly basis, and this income offsets our costs of cemetery maintenance and administration.

Flexible Financial Structure.    Upon completion of this offering, we will enter into a new credit agreement that will include a $12.5 million revolving credit facility and a $22.5 million acquisition facility. We believe the available capacity under this new credit facility, combined with our ability to issue additional units and debt securities and our favorable debt-to-capitalization ratio following the completion of this offering, should provide us with a flexible financial structure that will facilitate our strategic expansion and acquisition strategy.

Experienced Management Team.    We believe that we have one of the most experienced management teams in the death care industry, led by Lawrence Miller, our President and Chief Executive Officer, and William R. Shane, our Executive Vice President and Chief Financial Officer, who have extensive senior-level experience in managing large death care companies. They have assembled an experienced and cohesive management team, with our 11 senior officers having an average industry experience of 22 years and having worked together with Messrs. Miller and Shane in our company and other death care companies for an average of 20 years.

Members of our management team have had substantial involvement in the acquisition of more than 400 cemeteries by us and other death care companies in which they held senior management positions. We believe that their industry contacts and their experience and expertise in identifying, negotiating and integrating acquisitions provide us with a competitive advantage in executing our acquisition strategy.

Operations

Cemetery Operations.    Our cemetery operations include sales of cemetery interment rights, merchandise and services and the performance of cemetery maintenance and other services. An interment right entitles a customer to burial space in one of our cemeteries and the perpetual care of that burial space. Burial spaces, or lots, are parcels of property that hold interred human remains. Our cemeteries require a burial vault to be placed in each burial lot. A burial vault is a rectangular container, usually made of concrete but also made of steel or plastic, that sits in the burial lot and in which the casket is placed. The top of the burial vault is buried approximately 18 to 24 inches below the surface of the ground, and the casket is placed inside the vault. Burial vaults prevent ground settling that otherwise occurs when a casket placed directly in the ground begins to decay creating uneven ground surface. Ground settling typically results in higher maintenance costs and increased potential liability for slip-and-fall accidents on the property. Lawn crypts are series of closely spaced burial lots with preinstalled vaults and other improvements, such as landscaping, sprinkler systems and drainage. A mausoleum crypt is an above-ground structure that may be designed for a particular customer, which we refer to as a private mausoleum; or it may be a larger building that serves multiple customers, which we refer to as a community mausoleum. Cremation niches are spaces in which the ashes remaining after cremation, sometimes referred to as cremains, are stored. Cremation niches are often part of community mausoleums, although we sell a variety of cremation niches to accommodate our customers’ preferences.

Grave markers, monuments and memorials are above-ground products that serve as memorials by showing who is remembered, the dates of birth and death and other pertinent information. These markers, monuments and memorials include simple plates, such as those used in a community mausoleum or cremation niche, flush-to-the-ground granite or bronze markers, headstones or large stone obelisks.

We purchase grave markers and grave marker bases from Cold Spring Granite Memorial Group under a supply agreement that expires on December 31, 2005. This agreement entitles us to specified price discounts and a cap on price increases so that our prices for these products are generally fixed through the expiration of the agreement. We do not have minimum purchase requirements under this supply agreement.

One of the principal services we provide at our cemeteries is an “opening and closing,” which is the digging and refilling of burial spaces to install the vault and place the casket into the vault. With pre-need sales, there are usually two openings and closings. In the initial opening and closing, we install the burial vault in the burial space. We usually perform this service shortly after the customer signs a pre-need contract. Advance installation also allows us to withdraw the related funds from our merchandise trusts, making the amount in excess of our cost to purchase and install the vault available to us for other uses, and eliminates future merchandise trusting requirements for the burial vault and its installation. In the final opening and closing, we remove the dirt above the vault, open the lid of the vault, place the casket into the vault, close the vault lid and replace the ground cover. With at-need sales, we typically perform the initial opening and closing at the time we perform the final opening and closing. Our other services include the installation of other cemetery merchandise and the perpetual care related to interment rights.

The cost of a traditional interment at one of our cemeteries, together with all related services and merchandise, ranges from approximately $1,600 to approximately $6,000, and averages approximately $2,800.

Managed Cemeteries.    We operate 12 cemeteries in New Jersey, Pennsylvania, Connecticut and Ohio under long-term management agreements with the 11 cemetery associations that own the cemetery properties. These cemetery associations are organized as nonprofit corporations either because state law requires cemetery properties to be owned by nonprofit entities, such as in New Jersey and Connecticut, or because they were originally established as nonprofit entities. We have voting control of four of these cemetery associations as a result of owning all of their outstanding stock, certificates of indebtedness or membership certificates. Seven cemetery associations are owned by their lotholders or have no voting members. Because nonprofit entities in most states are restricted in their ability to distribute income, these 11 cemetery associations have entered into management agreements with us. The management agreements under which we operate these 12 cemeteries generally have terms ranging from 3 to 10 years and provide us with management fees that approximate what we would earn if we owned those cemeteries and held them in for-profit entities. In some of the states where we operate cemeteries under management agreements, we are entitled to significant termination fees if the agreements are terminated without our consent. Subsequent to June 30, 2004, we obtained lotholder approval to convert one of the Pennsylvania cemetery associations into a for-profit entity owned by us. As a result, we no longer operate this cemetery under a management agreement.

Funeral Home Operations.    We own and operate seven funeral homes, all of which are located on cemetery properties that we own, in Alabama, Maryland, Ohio, Pennsylvania and Virginia. Since 1999, we have built two funeral homes and purchased one. Our funeral homes offer a range of services to meet a family’s funeral needs, including family consultation, the removal and preparation of remains, provision of caskets and related funeral merchandise, the use of funeral home facilities for visitation, worship and funeral services and transportation services. The cost of using the services of one of our funeral homes, including the purchase of a casket, ranges from approximately $2,745 to approximately $6,100 and averages approximately $3,300. Funeral home operations primarily generate revenues from at-need sales, for which there is a smaller potential customer base than pre-need sales, and have low barriers to entry by competitors. By focusing primarily on cemeteries and deriving significant revenues from pre-need sales, we minimize our exposure to these types of challenges.

We purchase caskets from Thacker Caskets, Inc. under a supply agreement that expires on December 31, 2005. This agreement entitles us to specified discounts on the price of caskets but requires that we purchase all of our caskets from Thacker Caskets, Inc. We do not have minimum purchase requirements under this supply agreement.

Cremation Products and Services.    We operate a crematory on one of our cemeteries, but our primary cremation operations are sales of receptacles for cremains, such as urns, and the inurnment of cremains in niches or scattering gardens. While cremation products and services usually cost less than traditional burial products and services, they yield higher margins on a percentage basis and take up less space than burials. We sell cremation products and services on both a pre-need and at-need basis. Although the trend toward cremation has increased nationwide, the average cremation rate was only 19.2% in 2002 in the regions where we operate compared to 27.8% nationwide, according to the Cremation Association of North America.

Pet Cemeteries.    At most of our cemeteries, we maintain a separate piece of land that is used exclusively for the burial of pets. Our sales of pet cemetery products and services are similar to those for humans: we sell interment rights, burial vaults, caskets, cremation products and memorials. The costs of these products and services varies based on the size of the animal and the quality of the products. In 2003 and the first six months of 2004, sales of pet cemetery products and services totaled approximately $135,000 and $68,000, respectively.

Sales Contracts

Pre-need products and services are typically sold on an installment basis. At-need products and services are required to be paid for in full in cash by the customer at the time of sale. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Cemetery Operations—Pre-need Sales Contracts” and “—At-need Sales.”

Trusts

Sales of cemetery products and services are subject to a variety of state regulations. In accordance with these regulations, we are required to establish and fund two types of trusts, merchandise trusts and perpetual care trusts, to ensure that we can meet our future obligations. Our funding obligations are generally equal to a percentage of sales proceeds of the products and services we sell. For a detailed discussion of these trusts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Cemetery Operations—Trusting.”

Sales Personnel, Training and Marketing

We currently employ approximately 310 salespeople and 100 sales support and telemarketing employees. We have five regional sales managers covering our cemeteries, who report to our Vice President of Sales. Individual salespersons are typically located at the cemeteries they serve and report directly to the cemetery manager. We have made a strong commitment to the ongoing education and training of our sales force and to salesperson retention in order to ensure that our customers receive the highest quality customer service. Our training program includes classroom training at our headquarters, field training, continuously updated training materials that utilize media, such as the Internet, for interactive training and participation in industry seminars. We place special emphasis on training property sales managers, who are key elements to a successful pre-need sales program.

We reward our salespeople with incentives for generating new customers. Sales force performance is evaluated by sales budgets, sales mix and closing ratios, which are equal to the number of contracts written divided by the number of presentations that are made. Additionally, we establish minimum performance criteria, such as the volume of sales made within a particular period of time, to remain in our benefit program. Substantially all of our sales force is compensated based solely on performance. Commissions are augmented with various bonus and incentive packages to ensure a high quality, motivated sales force. We pay commissions to our sales personnel based on a percentage of the price of the products and services, which varies from 8% to 24%, of the total contract price for pre-need sales and is generally equal to 5% of the total contract price for at-need sales. In addition, cemetery managers receive an override commission generally equal to 4% to 6% of the gross sales price of the contracts entered into by the salespeople assigned to the cemeteries they manage.

We generate sales leads through focused telemarketing, direct mail and sales force cold calling, with the assistance of database mining and other marketing resources. We have created a marketing department to allow us to use more sophisticated marketing techniques to more effectively focus our telemarketing and direct sales efforts. Sales leads are referred to the sales force to schedule an appointment, most often at the customer’s home.

Properties

Cemeteries and Funeral Homes.    The following table summarizes the distribution of our cemetery and funeral home properties by state as of June 30, 2004 and their weighted average estimated remaining sales life based on number of interment spaces sold during 2003:

	Cemeteries (1)	Funeral Homes	Total Net Acres	Weighted Average Estimated Remaining Sales Life	Number of Interment Spaces Sold in 2003
Pennsylvania	44	2	2,283	471	2,588
West Virginia	32	—	1,404	286	2,547
Virginia	29	2	773	123	3,426
Maryland	10	1	716	175	1,467
New Jersey	6	—	341	40	2,312
Tennessee	3	—	127	155	437
Ohio	2	1	368	223	1,085
Rhode Island	2	—	70	1,247	21
Alabama	1	1	60	241	113
Connecticut	1	—	25	75	78
Delaware	1	—	12	283	17
Georgia	1	—	31	66	72

Total	132	7	6,210	219	14,163

(1)	Includes five cemeteries in Pennsylvania, five cemeteries in New Jersey, one cemetery in Connecticut and one cemetery in Ohio that we operate under long-term management agreements as of June 30, 2004.

We calculated estimated remaining sales life for each of our cemeteries by dividing the number of unsold interment spaces by the number of interment spaces sold at that cemetery in the most recent year. For purposes of estimating remaining sales life, we defined unsold interment spaces as unsold burial lots and unsold spaces in existing mausoleum crypts as of December 31, 2003. We defined interment spaces sold in 2003 as:

•	the number of burial lots sold, net of cancellations;

•	the number of spaces sold in existing mausoleum crypts, net of cancellations; and

•	the number of spaces sold in mausoleum crypts that we have not yet built, net of cancellations.

We count the sale of a double-depth burial lot as the sale of one interment space even though a double-depth burial lot includes two interment rights. We count an unsold double-depth burial lot as one unsold interment space. Because our sales of cremation niches were immaterial, we did not include cremation niches in the calculation of estimated remaining sales life. When calculating estimated remaining sales life, we did not take into account any future cemetery expansion. In addition, sales of an unusually high or low number of interment spaces in a particular year affect our calculation of estimated remaining sales life. Future sales may differ from previous years’ sales, and actual remaining sales life may differ from our estimates. We calculated weighted average remaining sales life by aggregating unsold interment spaces and interment spaces sold on a state-by-state or company-wide basis. Based on the number of interment spaces sold in 2003, we estimate that our cemeteries have an aggregate weighted average remaining sales life of 219 years.

The following table shows the cemetery properties that we owned or operated as of June 30, 2004, grouped by estimated remaining sales life:

	0-25 Years	26-49 Years	50-100 Years	101-150 Years	151-200 Years	Over 200 Years
Pennsylvania	1	2	5	5	1	30
West Virginia	5	—	3	4	1	19
Virginia	1	4	7	5	—	12
Maryland	—	2	1	1	4	2
New Jersey	1	2	1	1	—	1
Tennessee	—	—	—	1	2	—
Ohio	—	—	—	—	1	1
Rhode Island	—	—	—	—	—	2
Alabama	—	—	—	—	—	1
Connecticut	—	—	1	—	—	—
Delaware	—	—	—	—	—	1
Georgia	—	—	1	—	—	—

Total	8	10	19	17	9	69

We believe that we have either satisfactory title to or valid rights to use all of our cemetery properties. Seven of the twelve cemetery properties that we operate under long-term management agreements are held by cemetery associations that are owned by the cemetery lot holders or have no legal owners. We believe that the cemetery associations have either satisfactory title to or valid rights to use these seven cemetery properties and that we have valid rights to use these properties under the management agreements. Although title to the cemetery properties is subject to encumbrances such as liens for taxes, encumbrances securing payment obligations, easements, restrictions and immaterial encumbrances, we do not believe that any of these burdens should materially detract from the value of these properties or from our interest in these properties, nor should these burdens materially interfere with the use of our cemetery properties in the operation of our business as described in this prospectus. Many of our cemetery properties are located in zoned regions, and we believe that cemetery use is permitted for those cemeteries either (1) as expressly permitted under applicable zoning ordinances; (2) through a special exception to applicable zoning designations; or (3) as an existing non-conforming use.

Other.    Our corporate headquarters occupy approximately 22,500 square feet of leased office space in Bristol, Pennsylvania, a suburb of Philadelphia. The lease has a term expiring in 2014, and we consider the space to be adequate for our present and anticipated future requirements. We are also a tenant under various leases covering office spaces other than our corporate headquarters. In connection with the transfer of the tenant’s interest in some of these leases, the landlord’s consent will be required before the interest is transferred. We believe that we have obtained or will obtain satisfactory consents for the transfer of the tenant’s interest in those leases to the extent necessary for us to operate our business in all material respects in accordance with past practices.

In addition, we own a 13,500-square-foot plant in Butler County, Pennsylvania, where we manufacture burial vaults used in our cemetery operations, and we own a 4,800-square-foot building in Marion, Virginia, where we operate a monument company that supplies monuments to us for use in our cemetery operations.

Competition

Our cemeteries and funeral homes generally serve customers that live within a 10- to 15-mile radius of a property’s location. Within this localized area, we face competition from other cemeteries and funeral homes located in the area. Most of these cemeteries and funeral homes are independently owned and operated, and most of these owners and operators are smaller than we are and have fewer resources than we do. We generally face limited competition from the four publicly held death care companies that have U.S. operations—Service Corporation International, Stewart Enterprises, Inc., Alderwoods, Inc. and Carriage Services, Inc.—as they do not directly operate cemeteries in the geographic areas where we operate.

Within a localized area of competition, we compete primarily for at-need sales because many of the independently owned, local competitors either do not have pre-need sales programs or have pre-need programs that are not as developed as ours. Most of these competitors do not have as many of the resources that are available to us to launch and grow a substantial pre-need sales program. The number of customers that cemeteries and funeral homes are able to attract is largely a function of reputation and heritage, although competitive pricing, professional service and attractive, well maintained and conveniently located facilities are also important factors. The sale of cemetery and funeral home products and services on a pre-need basis has increasingly been used by many companies as an important marketing tool. Due to the importance of reputation and heritage, increases in customer base are usually gained over a long period of time.

Competitors within a localized area have an advantage over us if a potential customer’s family members are already buried in the competitor’s cemetery. If any of the four publicly held death care companies operated, or in the future were to operate, cemeteries within close proximity of our cemeteries, they would have a competitive advantage over us because they have greater financial resources available to them because of their size and access to the capital markets.

We believe that we currently face limited competition for cemetery acquisitions. The four publicly held death care companies identified above have historically been the industry’s primary consolidators but have largely curtailed cemetery acquisition activity since 1999. Furthermore, these companies continue to generate a majority of their revenues from funeral home operations. After we complete this offering and based on the relative levels of cemetery operations and funeral home operations of the four publicly traded death care companies, which are disclosed in their SEC filings prior to this offering, we will be the only public death care company that focuses primarily on cemetery operations.

Robert B. Hellman Jr., who serves as one of our directors, as the Chief Executive Officer and a Managing Director of McCown De Leeuw & Co., LLC and in various other positions with McCown De Leeuw, has applied for a U.S. patent on a technology entitled, “Apparatus and Method for Operating a Death Care Business as a Master Limited Partnership.” The computer-implemented method defines death care master limited partnership assets based upon qualifying death care business income sources and non-qualifying death care business income sources. The pending patent application was filed on November 27, 2002, and claims priority to an earlier patent application filed November 30, 2001. To date, the United States Patent and Trademark Office has not issued a communication regarding the substantive merits of the application. Mr. Hellman assigned the patent application to McCown De Leeuw & Co. IV, L.P. in February 2003 and recorded the assignment in the United States Patent and Trademark Office in March 2003. At the closing of this offering, McCown De Leeuw & Co. IV, L.P. will assign a 50% ownership interest in the patent to the partnership. We cannot assure you that the patent will be issued or, if it is issued and subsequently challenged, that it will be determined to be valid.

If a patent is issued relating to this patent application, no other entity will be able to practice the claimed invention without the consent of McCown De Leeuw & Co. IV, L.P. and us. The patent will not prevent corporations, such as the four publicly held death care companies, or privately held partnerships that do not operate as master limited partnerships from competing with us in the death care business. As a result, the issuance of the patent is not expected to have a material impact on our business.

Regulation

General.    Our operations are subject to regulation, supervision and licensing under federal, state and local laws.

Cooling-Off Legislation.    Each of the states where our current cemetery properties are located has “cooling-off” legislation with respect to pre-need sales of cemetery and funeral home products and services. This legislation requires us to refund proceeds from pre-need sales contracts if canceled by the customer for any reason within three to thirty days, depending on the state, from the date of the contract.

Trusting.    Sales of cemetery interment rights and pre-need sales of cemetery and funeral home merchandise and services are subject to trusting requirements imposed by state laws in all of the states where we operate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Cemetery Operations—Trusting.”

Truth in Lending Act and Regulation Z.    Our pre-need installment contracts are subject to the federal Truth-in-Lending Act, or TILA, and the regulations thereunder, which are referred to as Regulation Z. TILA and Regulation Z promote the informed use of consumer credit by requiring us to disclose, among other things, the annual percentage rate, finance charges and amount financed when extending credit to customers.

Do Not Call Implementation Act.    We are subject to the requirements of two federal statutes governing telemarketing practices, the Telephone Consumer Protection Act, or TCPA, and the Telemarketing and Consumer Fraud and Abuse Prevention Act, or TCFAPA. These statutes impose significant penalties on those who fail to comply with their mandates. The Federal Communications Commission, or FCC, is the federal agency with authority to enforce the TCPA, and the Federal Trade Commission, or FTC, has jurisdiction under the TCFAPA. The FTC has established and implemented a national no-call registry under the TCFAPA. The legislation also establishes a private right of action for consumers against telemarketing entities under certain circumstances. The FCC has adopted regulations that mirror the no-call registry legislation. Primarily as a result of implementation of the do not call legislation, the percentage of our pre-need sales generated from telemarketing leads has decreased from 24% in 1999 to 16% in 2003. We are also subject to similar telemarketing consumer protection laws in the states of Alabama, Delaware, Georgia, Maryland, New Jersey, Ohio, Pennsylvania, Rhode Island, Tennessee, Virginia and West Virginia. These states’ statutes permit consumers to prevent unwanted telephone solicitations.

Occupational Safety and Health.    We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes. The Occupational Safety and Health Act hazard communication standard, the Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used or produced in our operations. We may be subject to Tier 1 or Tier 2 Emergency and Hazardous Chemical Inventory reporting requirements depending on the amounts of hazardous materials kept onsite. Some of this information must be provided to employees, state and local governmental authorities and local citizens. We are also subject to the federal Americans with Disabilities Act and similar laws which, among other things, may require that we modify our facilities to comply with minimum accessibility requirements for disabled persons.

Federal Trade Commission.    Our funeral home operations are comprehensively regulated by the Federal Trade Commission under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the “Funeral Rule.” The Funeral Rule requires funeral service providers to disclose the prices for their goods and services as soon as the subject of price arises in a discussion with a potential customer (this entails presenting an itemized price list, referred to as the General Price List, if the consultation is in person, and readily answering all price-related questions posed over the telephone), and to offer their goods and services on an unbundled basis. Through these regulations, the Federal Trade Commission sought to give consumers the ability to compare prices among funeral service providers and to avoid buying packages containing goods or services that they did not want. The unbundling of goods from services has also opened the way for third-party, discount casket sellers to enter the market, although they currently do not possess substantial market share.

New Jersey Cemetery Act.    For many years, cemeteries within New Jersey, which are required to be organized in the nonprofit form, have contracted with for-profit companies like us for management services. We currently manage five properties within New Jersey. The New Jersey Cemetery Act, or NJCA, was recently recodified. We believe that the NJCA reflects technical amendments and that no substantive change is intended; however, the amendments may be interpreted to prohibit for-profit entities from managing cemeteries in New Jersey. Regulations implementing the NJCA are not anticipated for 12 to 18 months, and, therefore, the impact of these regulations cannot be known at this time. We will, however, continue to monitor developments in this area, will participate in the legislative and rulemaking process, as appropriate.

Future Enactments and Regulation.    Federal and state legislatures and regulatory agencies frequently propose new laws, rules and regulations and new interpretations of existing laws, rules and regulations which, if enacted or adopted, could have a material adverse effect on our operations and on the death care industry in general. As discussed above, a significant portion of our operations are located in Pennsylvania, Virginia, Maryland and West Virginia and any material adverse change in the regulatory requirements of those states applicable to our operations could have a material adverse effect on our results of operations. We cannot predict the outcome of any proposed legislation or regulations or the effect that any such legislation or regulations, if enacted or adopted, might have on us.

Environmental Regulations and Liabilities

Our operations are subject to federal, state and local regulations in three principal areas: (1) crematories for emissions to air that may trigger requirements under the Clean Air Act, (2) funeral homes for the handling of hazardous materials and medical wastes and (3) cemeteries and funeral homes for the management of underground and above-ground storage tanks.

Clean Air Act.    The Federal Clean Air Act and similar state and local laws, which regulate emissions into the air, can affect crematory operations through permitting and emissions control requirements. Our cremation operations are subject to Clean Air Act regulations under federal and state law and may be subject to enforcement actions if these operations do not conform to the requirements of these laws. In addition, the EPA anticipates the adoption of emissions restrictions to be enforced at the federal and state level for certain solid waste incinerators, including possibly crematory facilities, in the next few years. If the contemplated regulations and guidelines are adopted, we may be required to incur various costs in order to bring our facilities into compliance. We cannot assure you that the costs or liabilities will not be material in that event.

Emergency Planning and Community Right-to-Know Act.    Federal, state and local regulations apply to the use of hazardous materials at our funeral homes. Depending on the types and quantities of materials we handle at any particular location, we may be required to maintain and submit to authorities inventories of these materials present at that location in compliance with the EPCRA.

Comprehensive Response, Compensation, and Liability Act.    CERCLA and similar state laws affect our cemetery and funeral home operations by, among other things, imposing cleanup liabilities for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under

CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault or the legality of the original disposal activity. Our operations include the use of some materials that may meet the definition of “hazardous substances” under CERCLA and thus may give rise to liability if released to the environment through a spill or discharge. Should we acquire new properties with pre-existing conditions triggering CERCLA liability, we may become liable for responding to those conditions. We may become involved in proceedings, litigation or investigations at one or more sites where releases of hazardous substances have occurred, and we cannot assure you that the associated costs and potential liabilities would not be material.

Employees

Our general partner and its affiliates will employ approximately 1,200 full-time and approximately 130 part-time employees. A total of seven full time and 20 seasonal employees at one of our cemeteries located in New Jersey are represented by a union and are subject to collective bargaining agreements that expire in December 2004 and June 2006. An additional 27 employees at 12 of our cemeteries located in Pennsylvania are represented by four different unions and are subject to collective bargaining agreements that expire between June 2005 and April 2008. We believe that our relationship with our employees is good.

Legal Proceedings

We and certain of our subsidiaries are parties to legal proceedings that have arisen in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on our results of operations or financial condition. We carry insurance with coverage and coverage limits that we believe to be customary in the funeral home and cemetery industries. Although there can be no assurance that such insurance will be sufficient to protect us against all contingencies, we believe that our insurance protection is reasonable in view of the nature and scope of our operations.

MANAGEMENT

StoneMor GP LLC Will Manage Us

Because we are a limited partnership, our general partner will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of StoneMor GP LLC or directly or indirectly participate in our management or operation.

Our general partner will have fiduciary duties to our unitholders, although those duties have been modified by provisions in our partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.” Under Delaware law, our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the NASDAQ National Market and certain other requirements. Any matters approved by the conflicts committee will be conclusively permitted and deemed approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.

In addition, we will have an audit committee of at least three independent directors, subject to the twelve-month phase-in period described below, which will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. We will also have a compensation, nominating and governance committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below and management performance and compliance with governance rules and regulations.

In compliance with the rules of the NASDAQ National Market, the members of the board of directors named below will appoint one independent member at the time of listing, an additional independent member within 90 days of the listing and one additional independent member within twelve months of listing. Thereafter, we are generally required to have at least three independent directors serving on our board at all times. We are also required to establish and maintain an audit committee composed of at least three members, each of whom must be independent; however, the twelve-month phase-in period for independent directors applies to the composition of our audit committee. Following this twelve-month phase-in period, the independent board members will serve as the members of our conflicts, audit and compensation, nominating and governance committees. Independence for these purposes is defined under applicable rules of the SEC and listing standards of the NASDAQ National Market in effect from time to time.

Even though most companies listed on NASDAQ are required to have a majority of independent directors serving on the board of directors of the listed company and to establish and maintain an audit committee, a compensation committee and a nominating/corporate governance committee, NASDAQ does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. Even though we have chosen to establish and maintain a combined compensation, nominating and governance committee, NASDAQ does not require any such committee to consist solely of independent directors, as is the case for most companies listed on NASDAQ (with certain exceptions).

We expect that our operational personnel will be employees of our general partner or its affiliates. The officers of our general partner will spend substantially all of their time managing our business and affairs.

Directors and Executive Officers of StoneMor GP LLC

The following table shows information regarding the directors and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Positions with StoneMor GP LLC
Lawrence Miller(1)	55	Chief Executive Officer, President and Chairman of the Board
William R. Shane(1)	57	Executive Vice President, Chief Financial Officer and Director
Michael L. Stache	52	Senior Vice President and Chief Operating Officer
Robert Stache	56	Senior Vice President—Sales
Gregg Strom	62	Vice President—Business Development
Paul Waimberg	47	Vice President—Finance
Allen R. Freedman	64	Director
Robert B. Hellman, Jr.	44	Director
Martin R. Lautman, Ph.D.	57	Director
Fenton R. Talbott	62	Director
Jeffrey A. Zawadsky	33	Director

(1)	The Amended and Restated Limited Liability Company Agreement of our general partner, or the GP LLC Agreement, specifies that, so long as Mr. Miller serves as Chief Executive Officer of our general partner, he shall also serve as a director of our general partner and, so long as Mr. Shane serves as Chief Financial Officer of our general partner, he shall also serve as a director of our general partner.

Lawrence Miller has served as our Chief Executive Officer, President and Chairman of the Board since our formation in April 2004 and has served as the Chief Executive Officer and President of our predecessor, Cornerstone Family Services, Inc., or Cornerstone, since March 1999. Prior to joining Cornerstone, Mr. Miller was employed by The Loewen Group, Inc. (now known as the Alderwoods Group, Inc.), where he served in various management positions, including Executive Vice President of Operations from January 1997 until June 1998, and President of the Cemetery Division from March of 1995 until December 1996. Prior to joining The Loewen Group, Mr. Miller served as President and Chief Executive Officer of Osiris Holding Corporation, a private consolidator of cemeteries and funeral homes of which Mr. Miller was a one-third owner, from November 1987 until March 1995, when Osiris was sold to The Loewen Group. Mr. Miller served as President and Chief Operating Officer of Morlan International, Inc., one of the first publicly traded cemetery and funeral home consolidators from 1982 until 1987, when Morlan was sold to Service Corporation International.

William R. Shane has served as our Executive Vice President and Chief Financial Officer since our formation in April 2004 and has served as Executive Vice President and Chief Financial Officer of Cornerstone since March 1999. Prior to joining Cornerstone, Mr. Shane was employed by The Loewen Group, Inc., where he served as Senior Vice President of Finance for the Cemetery Division from March 1995 until January 1998. Prior to joining The Loewen Group, Mr. Shane served as Senior Vice President of Finance and Chief Financial Officer of Osiris Holding Corporation, which he founded with Mr. Miller, and of which he was a one-third owner. Prior to founding Osiris, Mr. Shane served as the Chief Financial Officer of Morlan International, Inc.

Michael L. Stache has served as our Senior Vice President and Chief Operating Officer since our formation in April 2004 and has served as Senior Vice President and Chief Operating Officer of Cornerstone since March 1999. Prior to joining Cornerstone, Mr. Stache was with Loewen Group International, Inc., a wholly owned subsidiary of The Loewen Group, Inc., between March 1995 and March 1999. Mr. Stache also served as Vice President of Funeral Home Advanced Planning for the United States and Canada for The Loewen Group from January 1999 until he joined Cornerstone in March 1999. Mr. Stache previously served in several different capacities with The Loewen Group, including as Regional President of the North Central Region between 1996 and 1999 and Regional Vice President of Cemetery Operations in the Midwest between 1995 and 1996. Mr. Stache served as Vice President of Operations for Osiris Holding Corporation between 1994 and 1995 and as General Manager between 1988 and 1994.

Robert Stache has served as our Vice President of Sales since our formation in April 2004 and has served in the same capacity with Cornerstone since March 1999. Mr. Stache was in charge of the North Central Region for The Loewen Group, Inc. for both funeral home and cemetery sales from 1996 to 1999. Mr. Stache joined The Loewen Group in 1995, when it acquired Osiris Holding Corporation, where Mr. Stache had been Vice President of Sales for the Cemetery Division. Mr. Stache joined Osiris in 1988 as Vice President of Sales for Colorado.

Gregg Strom has been our Senior Vice President of Business Development since our formation in April 2004 and has acted as Senior Vice President of Business Development of Cornerstone since March 1999. Mr. Strom previously acted as the Vice President of Cemetery Operations for The Loewen Group, Inc.’s Cemetery and Combination Division, which he joined in 1995. From 1990 to 1995, Mr. Strom was National Director of Sales, Marketing and Corporate Development at Osiris Holding Corporation. Before 1990, Mr. Strom held various positions with Osiris, Service Corporation International and Morlan International, Inc.

Paul Waimberg has served as our Vice President of Finance since our formation in April 2004 and has served as Vice President of Finance of Cornerstone since March 1999. Mr. Waimberg was previously employed at The Loewen Group, Inc. from 1995 to 1999, where he was responsible for all accounting acquisition functions and internal and external financial reporting as Vice President of Cemetery Accounting. He had approximately 80 employees reporting to him who were responsible for all general ledger functions for 500 companies. Prior to joining The Loewen Group in 1995, he carried out all accounting responsibilities for Osiris Holding Corporation before it merged into The Loewen Group. Mr. Waimberg joined Osiris in July 1990 as its Controller.

Allen R. Freedman has served on our Board of Directors since our formation in April 2004, and has served as a director of Cornerstone since October 2000. He served as Non-Executive Chairman of Systems & Computer Technology, Inc., a company that provides software and services to educational institutions, from January 2002 to early 2004. Mr. Freedman retired in July 2000 from his position as Chairman and Chief Executive Officer of Fortis, Inc., a specialty insurance company that he started in 1979. He currently serves on the board of Assurant, Inc. (which was formerly known as Fortis, Inc.). He is also a founding director of the Association of Audit Committee Members, Inc.

Robert B. Hellman, Jr. has served on our Board of Directors since our formation in April 2004 and has served as a director of Cornerstone since March 1999. Mr. Hellman is the Chief Executive Officer and a Managing Director of McCown De Leeuw & Co., LLC, which he joined in 1987. McCown De Leeuw & Co., LLC is the sponsor of numerous private equity investment funds. He was named Managing Director in 1991 and Chief Executive Officer in 2001.

Martin R. Lautman, Ph.D. has served on our Board of Directors since our formation in April 2004 and has served as a director of Cornerstone since its formation in March 1999. Dr. Lautman currently serves as the Managing Director of GfK ARBOR, LLC, a worldwide marketing consultancy and research agency, where he has served in different capacities since 1974. He also served with Numex Corporation, a machine-tool manufacturing company, as President from 1987 to 1990 and as a director from 1991 to 1997. From 1986 to 2000, Dr. Lautman served on the Board of Advisors of Bachow Inc., a venture-capital firm specializing in high-tech companies.

Fenton R. “Pete” Talbott has served on our Board of Directors since our formation in April 2004 and has served as Chairman of the Board of Cornerstone since April 2000. Mr. Talbott has served as an operating affiliate of McCown De Leeuw & Co., LLC since 1999. He served as the Chairman of the Board of Telespectrum International, an international telemarketing and market-research company, from August 2000 to January 2001. Prior to 1999, Mr. Talbott held various executive positions with Comerica Bank, American Express Corporation, Bank of America and other entities. He currently serves as a director of TARP, Inc., a Trustee of the University of Kansas Endowment Association, a member of the University of Kansas’s Business School Advisory Committee and as a board member of the Preventative Medicine Research Institute.

Jeffrey A. Zawadsky has served on our board of directors since our formation in April 2004 and has served as a director of Cornerstone since February 2003. He has worked at McCown De Leeuw & Co., LLC as an investment professional since 2000. From 1998 to 1999, Mr. Zawadsky was Vice President and Junior Partner of Eagle International Management, a private equity firm sponsored by CIBC Oppenheimer investing in Russia and the former Soviet Union. From 1996 to 1998, Mr. Zawadsky served as Vice President of Troika Dialog Investment Banking. Prior to joining Troika, he was involved in the start-up, management and financing of two restaurants, a health club and a medical text publishing house.

The GP LLC Agreement specifies that the directors of our general partner shall be elected by a plurality vote of the Class A units of our general partner, subject to the requirements described in footnote (1) to the table above. CFSI LLC initially will hold all of the outstanding Class A units. CFSI LLC is controlled by the McCown De Leeuw funds. See also “Security Ownership of Certain Beneficial Owners and Management.”

Each of Messrs. Hellman, Talbot and Zawadsky holds positions or is affiliated with McCown De Leeuw & Co., LLC, whose sponsored investment funds together beneficially own 87.8% of CFSI LLC through the funds’ direct ownership of approximately 10.6% of the Class B units of CFSI LLC and indirectly through the funds’ ownership of approximately 90.8% of the membership interests in Cornerstone Family Services LLC, which owns 85% of the Class B units of CFSI LLC. CFSI LLC indirectly owns our 2% general partner interest and directly owns 564,782 of our outstanding common units and all of our outstanding subordinated units. See “Summary—Organizational Structure After the Transactions” above and “Security Ownership of Certain Beneficial Owners and Management” below.

Messrs. M. Stache and R. Stache are brothers.

Reimbursement of Expenses of our General Partner

Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf. These expenses include all expenses necessary or appropriate to the conduct of our business and allocable to us. The partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Executive Compensation

We and our general partner were formed in April 2004, so our general partner did not pay any compensation to its directors and officers in 2003. We have not accrued any obligations with respect to management incentive or retirement benefits for the directors and officers for 2003. Officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans and arrangements that may be established in the future. Each of Messrs. Miller and Shane initially will own 24 Class B units of our general partner, resulting in each owning 50% of the outstanding Class B units of our general partner. Other executive officers of our general partner are eligible to receive Class B units in our general partner if granted by the compensation committee of our general partner and, in some cases, approved by certain Class B unitholders, as further described under “Certain Relationships and Related Transactions—Ownership Interests in our General Partner.” The Class B units in the aggregate are entitled to 50% of all quarterly cash distributions that we pay to our general partner with respect to its general partner interest and 25% of all quarterly cash distributions that we pay to our general partner with respect to its incentive distribution rights.

If we were to make our minimum quarterly distribution of $0.4625 per unit for four consecutive quarters, then, based on the common units, subordinated units and general partner interest outstanding at the closing of this offering, the Class B unitholders of our general partner would receive an aggregate of $160,073, all of which would be attributable to their 50% interest in the distributions that we pay to our general partner with respect to its general partner interest. This amount would be equal to 1% of the total distributions that we would pay to the limited partners and our general partner in that period.

The 25% interest in the cash distributions that we pay to our general partner with respect to its incentive distribution rights does not entitle the Class B unitholders of our general partner to any additional payments until we begin to make incentive distributions at the second target distribution level, as described in “Cash Distribution Policy—Distributions of Available Cash from Operating Surplus.” For example, if we were to make quarterly distributions of $0.60 for four consecutive quarters, then, based on the common units, subordinated units and general partner interest outstanding at the closing of this offering, the Class B unitholders of our general partner would receive an aggregate of $321,228 ($207,663 of which would be attributable to their 50% interest in the distributions that we pay to our general partner with respect to its general partner interest and $113,566 of which would be attributable to their 25% interest on the distributions that we pay to our general partner with respect to its incentive distribution rights). Under those facts, the Class B unitholders of our general partner would receive approximately 2.0% of the total distributions that would be made to the limited partners and the general partner in that period.

Messrs. Miller, Shane, M. Stache, R. Stache, Strom and Waimberg also indirectly own Class A units of our general partner as a result of their direct and indirect ownership of membership interests in Cornerstone Family Services LLC and CFSI LLC discussed in footnote (1) to the table in “Certain Relationships and Related Transactions—Ownership Interests in our General Partner.” These officers directly hold an aggregate of 3.5% of the Class B units of CFSI LLC. In addition, Messrs. Miller and Shane own an aggregate 3.1% membership interest in Cornerstone Family Services LLC, which in turn owns 85% of the Class B units of CFSI LLC, which will initially own all of the Class A units of our general partner. As a result, these persons collectively own, indirectly, an aggregate of 6.1% of the Class A units of our general partner. The Class A units are entitled to the remaining 50% interest on distributions that we pay to our general partner with respect to its general partner interest and the remaining 75% of all distributions that we pay to our general partner with respect to its incentive distribution rights. If we were to make our minimum quarterly distribution of $0.4625 per unit for four consecutive quarters, then, based on the common units, subordinated units and general partner interest outstanding at the closing of this offering, the management group holding Class A units of our general partner would receive an aggregate of approximately $9,750, or approximately 0.06% of the total distributions that we would pay to the limited partners and our general partner in that period.

The holders of Class A units of CFSI LLC have agreed to pay an incentive fee to the members of CFSI LLC who are officers or employees of our general partner. The fee is payable quarterly out of specified distributions that otherwise would be made to the holders of Class A units of CFSI LLC, if any, in an amount equal to the lesser of $75,000 and the amount that would otherwise be distributed to the holders of Class A units of CFSI LLC under certain provisions of the CFSI LLC limited liability company agreement. The aggregate incentive fee, if any, will be allocated and paid to the members of CFSI LLC entitled to receive such fee based on their respective percentage ownership of outstanding Class B units of CFSI LLC.

We will use one-half of the net proceeds from any exercise of the underwriters’ over-allotment option to redeem from CFSI LLC a number of common units and, in certain circumstances, subordinated units equal to the number of common units sold upon exercise of the over-allotment option. CFSI LLC will use the proceeds of this redemption to repurchase approximately 31% of the outstanding Class A units of CFSI LLC held by each holder of Class A units of CFSI LLC. Each of Messrs. Shane and Miller owns 1.5% of the outstanding Class A units of CFSI LLC through entities that they own. Please see “Selling Unitholder.”

The following table summarizes all compensation awarded or paid to, or earned by, our Chief Executive Officer and our four other most highly compensated executive officers during fiscal 2003 for services rendered to Cornerstone in all capacities during fiscal 2003, 2002 and 2001:

	Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Lawrence Miller	2003	$38,452	$228,383	$205,280	(1)
Chief Executive Officer, President and Chairman of the Board	2002	29,846	—	13,200
	2001	12,000	—	13,200

Michael L. Stache	2003	225,500	136,133	204,080	(1)
Senior Vice President and Chief Operating Officer	2002	225,500	—	12,000
	2001	200,000	—	12,000

Robert Stache	2003	225,500	136,133	204,080	(1)
Senior Vice President—Sales	2002	225,500	—	12,000
	2001	200,000	—	12,000

William R. Shane	2003	38,452	228,383	205,280	(1)
Executive Vice President, Chief Financial Officer and Director	2002	29,846	—	13,200
	2001	12,000	—	13,200

Gregg Strom	2003	218,750	—	46,113	(1)
Vice President—Business Development	2002	218,750	—	12,000
	2001	203,846	—	12,000

(1)	Includes a grant of Cornerstone common stock. In 2003, the board of directors of Cornerstone recapitalized Cornerstone’s capital structure, resulting in 880,000 outstanding shares of common stock. In connection with the recapitalization, the board granted 5,000 shares of Cornerstone common stock to each of Lawrence Miller, Michael L. Stache, Robert Stache and William R. Shane and granted 888 shares to Gregg Strom in exchange for certain of their membership interests in Cornerstone Family Services LLC, the majority owner of Cornerstone, and promissory notes in favor of Cornerstone. The amounts shown in the table for each named executive officer include the fair market value of the common stock granted to the executive officer less the face value of such officer’s promissory note. The membership interests in Cornerstone Family Services LLC exchanged by the named executive officers were deemed to have no value. Based on the fair market value of Cornerstone common stock, which was determined to be $43.42 per share, the value of 5,000 shares granted to each of Messrs. Miller, M. Stache, R. Stache and Shane was $217,100, less the $25,000 promissory note executed by each, for a net value of $192,100 each; the value of the 888 shares granted to Mr. Strom was $38,557, less the $4,440 promissory note executed by him, for a net value of $34,117. See Note 12 to Cornerstone’s historical financial statements. As a result of the conversion of Cornerstone into CFSI LLC that will occur prior to the closing of this offering, each share of Cornerstone common stock will convert into one Class B unit of CFSI LLC. Please see “Certain Relationships and Related Transactions—Ownership Interests in our General Partner” for disclosure relating to the indirect membership interest in our general partner held by our directors and executive officers by virtue of their ownership interests in CFSI LLC and Cornerstone Family Services LLC.

Employment Agreements

The executive officers of our general partner, including Messrs. Miller, Shane, M. Stache and R. Stache, will enter into employment agreements with our general partner, upon the consummation of this offering. The following is a summary of the material provisions of the forms of those employment agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. All of these employment agreements are substantially similar with certain exceptions as set forth below.

The employment agreements contemplate that each employee will serve as an officer of our general partner and other affiliates. Each of the employment agreements will have an initial term that expires one year from the effective date, but will automatically be extended for successive one-year terms unless either party gives written notice within 90 days prior to the end of the term to the other party that such party desires not to renew the employment agreement.

The employment agreements will provide for a base annual salary of $350,000 for each of Messrs. Miller and Shane and $250,000 for each of Messrs. M. Stache and R. Stache. In addition, each employee is eligible to receive an annual bonus award based upon satisfaction of mutually agreed upon targets established by our general partner and approved by the board of directors of our general partner or the compensation committee of our general partner on or around January 31 of each year. If no targets are established, the employee may, at the discretion of our general partner, receive a bonus of up to 50% of base salary. The employee is also entitled to participate in other discretionary bonus or performance-based bonus programs for senior executives, as determined by the compensation committee of our general partner, and in unit incentive plans adopted by our general partner.

If the employee’s employment is terminated without cause or if the employee resigns for good reason, the employee will be entitled to severance in an amount equal to the product of employee’s base salary at the time of termination or resignation and 2.5. The employment agreements define cause as (a) fraud, willful misconduct or gross negligence by the employee that materially damages our reputation or the reputation of our general partner or the operating company and continues after notice and, if requested by the employee, an opportunity to be heard, or (b) any chemical dependence that materially adversely affects the employee’s performance of his duties and responsibilities and for which the employee fails to seek treatment. An employee will be deemed to have terminated his employment for good reason if, among other things, such employee resigns after the location of the principal office of our general partner is moved outside a 75-mile radius of its current location in Bristol, Pennsylvania; the employee is removed from his position; the employee has a material change in duties or compensation, or our general partner willfully breaches the employment agreement.

The employment agreements also provide for a non-competition period that will continue for one year after the termination of the employee’s employment, except that the non-competition period may terminate earlier as determined by the board of directors of our general partner if (a) the employee is terminated other than for cause and (b) such termination does not occur within 30 days after a change in control. The employment agreements define a “change in control” as including (i) a bona fide sale of all or substantially all of the assets of our general partner to any person or entity other than an affiliate or (ii) a merger, reorganization, consolidation or other transaction where more than 50% of the combined voting power of the equity interests in our general partner ceases to be owned by certain persons who own such interests at the effective date of the employment agreement.

During the employee’s employment period and for one year thereafter, the employee is generally prohibited from engaging in any business that competes with us or our affiliates in areas in which we conduct business as of the date of termination. During the employee’s employment period and for two years thereafter, the employee is generally prohibited from soliciting or inducing any of our employees to terminate their employment with us or accept employment with anyone else or interfere in a similar manner with our business.

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors will not receive additional compensation for their services as directors. Our general partner anticipates that each independent director will receive an annual retainer fee, compensation for attending meetings of the board of directors and committee meetings and awards under our Long-Term Incentive Plan. The amount of compensation to be paid to our independent directors has not yet been determined. In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law, as provided in our partnership agreement and in separate indemnification agreements to be entered into with the directors of our general partner at the closing of this offering.

Long-Term Incentive Plan

Our general partner has adopted the StoneMor Partners L.P. Long-Term Incentive Plan for its employees, consultants and directors, who perform services for us. The long-term incentive plan permits the grant of awards covering an aggregate of 424,000 common units in the form of unit options, unit appreciation rights, restricted units and phantom units. The plan is administered by the compensation committee of our general partner’s board of directors. The plan will continue in effect until the earliest of (i) the date determined by the board of directors of our general partner; (ii) the date that common units are no longer available for payment of awards under the plan; or (iii) the tenth anniversary of the plan.

Our general partner’s board of directors or compensation committee may, in their discretion, terminate, suspend or discontinue the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our general partner’s board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be delivered in accordance with awards under the plan, subject to any approvals if required by the exchange upon which the common units are listed at that time. No change in any outstanding grant may be made, however, that would materially impair the rights of the participant without the consent of the participant.

Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the plan to employees, consultants and directors containing such terms as the compensation committee shall determine under the plan, including the period over which restricted units and phantom units granted will vest. The committee may, in its discretion, base its determination on the grantee’s period of service or upon the achievement of specified financial objectives. In addition, the restricted and phantom units will vest upon a change of control of us or our general partner, subject to additional or contrary provisions in the award agreement.

If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise or unless otherwise provided in an award agreement. Common units to be delivered with respect to these awards may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.

Distributions on restricted units may be subject to the same vesting requirements as the restricted units, in the compensation committee’s discretion. The compensation committee, in its discretion, may also grant tandem distribution-equivalent rights with respect to phantom units. These are rights that entitle the grantee to receive cash equal to the cash distributions made on the common units.

We intend for the issuance of the common units upon vesting of the restricted units and phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Unit Options and Unit Appreciation Rights.    The long-term incentive plan permits the grant of options and unit appreciation rights (“UARs”) covering common units. A UAR entitles the grantee to a payment in cash or units, in the discretion of the compensation committee, equal to the appreciation of the unit price between the grant date and the exercise date. The compensation committee may make grants under the plan to employees, consultants and directors containing such terms as the committee shall determine, including the grant of tandem distribution-equivalent rights. Unit options and UARs may not have an exercise price that is less than the fair market value of the units on the date of grant. In general, unit options and UARs granted will become exercisable over a period determined by the compensation committee and, in the compensation committee’s discretion, may provide for accelerated vesting upon the achievement of specified performance objectives. In addition, unless otherwise provided in an award agreement, the unit options and UARs will become exercisable upon a change in control of us or our general partner. Unless otherwise provided in an award agreement, unit options and UARs may be exercised only by the participant during his lifetime or by the person to whom the participant’s right will pass by will or the laws of descent and distribution.

If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s unvested options and UARs will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise or unless otherwise provided in an award agreement. Upon exercise of a unit option or UAR, the general partner will acquire common units in the open market or directly from us or any other person or use common units already owned by our general partner or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the difference between the cost incurred by it in acquiring these common units and the proceeds it receives from a grantee at the time of exercise. Thus, the cost of the unit options and UARs above the proceeds from grantees will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will pay us the proceeds it received from the grantee upon exercise of the unit option.

The plan has been designed to furnish additional compensation to our employees, consultants and directors and to align their economic interests with those of common unitholders. Awards may be granted under the plan in substitution of similar awards held by individuals who become our employees, consultants or directors as a result of an acquisition. These substitute awards may have exercise prices less than the fair market value of a common unit on the date of substitution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of StoneMor Partners L.P. that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors and named executive officers of our general partner and by all directors and executive officers of our general partner as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned		Percentage of Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned(1)	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Units to be Beneficially Owned
	Assuming no exercise of over-allotment option	Assuming full exercise of over-allotment option and redemption(1)	Assuming no exercise of over-allotment option	Assuming full exercise of over-allotment option and redemption(1)			Assuming no exercise of over-allotment option	Assuming full exercise of over-allotment option and redemption
CFSI LLC (2)	564,782	13,532	13.3%	*	4,239,782	100%	56.7%	50.2%
155 Rittenhouse Circle Bristol, PA 19007
MDC Management Company IV,
LLC (2)(3) 525 Middlefield Road, Suite 210 Menlo Park, CA 94025	564,782	13,532	13.3%	*	4,239,782	100%	56.7%	50.2%
McCown De Leeuw & Co. IV, L.P. (2)(4)	564,782	13,532	13.3%	*	4,239,782	100%	56.7%	50.2%
525 Middlefield Road, Suite 210 Menlo Park, CA 94025
Lawrence Miller (5)			*	*	—	—	*	*
William R. Shane (5)			*	*	—	—	*	*
Michael Stache (5)			*	*	—	—	*	*
Gregg Strom (5)			*	*	—	—	*	*
Robert Stache (5)			*	*	—	—	*	*
Allen R. Freedman (5)			*	*	—	—	*	*
Robert B. Hellman, Jr. (5)(6)	564,782	13,532	13.3%	*	4,239,782	100%	56.7%	50.2%
Martin R. Lautman (5)			*	*	—	—	*	*
Fenton R. Talbott (5)			*	*	—	—	*	*
Jeffrey A. Zawadsky (5)			*	*	—	—	*	*
All directors and executive officers as a group (11 persons) (5)	564,782	13,532	13.3%	*	4,239,782	100%	56.7%	50.2%

*	Less than one percent
(1)	Assumes the redemption of common units only upon exercise of the over-allotment option.
(2)	The GP LLC Agreement provides that the directors of our general partner will be elected by a plurality vote of the Class A units in our general partner; provided, however, that, so long as Mr. Miller serves as the Chief Executive Officer of our general partner, he will also serve as a director of our general partner and, so long as Mr. Shane serves as Chief Financial Officer of our general partner, he will also serve as a director of our general partner. CFSI LLC will initially hold all of the outstanding Class A units in our general partner. CFSI LLC is controlled by the McCown De Leeuw funds. See note (4).
(3)	MDC Management Company IV, LLC is the general partner of McCown De Leeuw & Co. IV, L.P. and therefore may be deemed to beneficially own all units beneficially owned by that entity. See note (4). Certain key investment decisions are made by the unanimous consent of the managing members of MDC Management Company IV, LLC, who are George McCown, David De Leeuw and Robert B. Hellman, Jr.
(4)	Includes 564,782 common units and 4,239,782 subordinated units held by CFSI LLC, which is controlled by the McCown De Leeuw funds. McCown De Leeuw & Co. IV, L.P., together with its affiliate funds, has the right to designate for election a majority of the managers of the board of managers of CFSI LLC pursuant to the limited liability company agreement of CFSI LLC.
(5)	Includes common units expected to be purchased in the directed unit program.
(6)	Includes 564,782 common units and 4,239,782 subordinated units beneficially owned by McCown De Leeuw & Co. IV, L.P., of which Mr. Hellman may be deemed to be the beneficial owner as a managing member of MDC Management Company IV, LLC, which controls McCown De Leeuw & Co. IV, L.P. See note (4). Pursuant to Rule 13d-4 under the Exchange Act, Mr. Hellman disclaims beneficial ownership of the 564,782 common units and 4,239,782 subordinated units beneficially owned by McCown De Leeuw & Co. IV, L.P. and MDC Management Company IV, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Distributions and Payments to our General Partner and its Affiliates

We have recently been formed as a Delaware limited partnership to own and operate cemetery and funeral home properties previously owned and operated by Cornerstone Family Services, Inc. and its subsidiaries. The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of StoneMor Partners L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our

    general partner and its affiliates for the

    contribution of the assets and

liabilities to us	• 2% general partner interest;

• the incentive distribution rights;

• 564,782 common units; and

•      4,239,782 subordinated units.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to the unitholders, including our general partner, in respect of the common and subordinated units that it owns, and 2% to our general partner.

If distributions exceed the target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. We refer to the rights to increasing distributions as “incentive distribution rights.” Please read “Cash Distribution Policy—Incentive Distribution Rights” for more information regarding these rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units, our general partner would receive an annual distribution of $320,146 on its 2% general partner interest and CFSI LLC would receive an annual distribution of approximately $8.9 million on its common and subordinated units.

Payments to our general partner and its affiliates

Our general partner and its affiliates will not receive any management fee or other compensation for the management of our business and affairs, but they will be reimbursed for all expenses that they incur on our behalf, including general and administrative expenses and corporate overhead. As the sole purpose of the general partner is to act as our general partner, we expect that substantially all of the expenses of our general partner will be incurred on our behalf and reimbursed by us or our subsidiaries. Our general partner will determine the expenses that are allocable to us in good faith. All expenses of the nature historically incurred by Cornerstone, other than fees paid to MDC Management Company IV, LLC, will be incurred and paid by us or, if incurred and paid by our general partner, reimbursed by us or our subsidiaries. In 2003, Cornerstone incurred general and administrative expenses of $9.4 million and corporate overhead of $12.5 million, which included a payment of $571,000 to MDC Management Company IV, LLC under an advisory services agreement. We expect to incur approximately $1.3 million of additional costs as a result of operating as a public company. We do not expect to incur additional fees payable to MDC Management Company IV, LLC because our advisory services agreement with them will be terminated prior to this offering.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the unitholders and our general partner will be entitled to receive liquidating distributions according to their respective capital account balances.

Ownership Interests in our General Partner

Our general partner owns our 2% general partner interest and our incentive distribution rights. The following table shows the owners of our general partner:

Name	Ownership of Outstanding Class A Units of StoneMor GP LLC		Ownership of Outstanding Class B Units of StoneMor GP LLC
CFSI LLC	100	%(1)	—
Lawrence Miller	—		50%
William R. Shane	—		50%

(1)

In connection with the conversion of Cornerstone into CFSI LLC, all of the outstanding shares of Cornerstone common stock were converted into Class B units of CFSI LLC, and all of the outstanding shares of Cornerstone preferred stock were converted into Class A units of CFSI LLC. CFSI LLC is owned directly by Cornerstone Family Services LLC (85% of the Class B units), the McCown De Leeuw funds (10.1% of the Class B units and 96.3% of the Class A units), Messrs. Miller and Shane (each of whom owns 1.2% of the Class B units), and other individuals, including the following directors and executive officers of our general partner, each of whom owns less than 1% of the Class B units: M. Stache, R. Stache, Strom, Waimberg, Talbott, Lautman and Freedman. Each of Messrs. Shane and Miller owns 1.5% of the Class A units of CFSI LLC through entities that they own, and Mr. Lautman owns less than 1% of the Class A units of CFSI LLC. Cornerstone Family Services LLC is, in turn, owned directly by the McCown De Leeuw funds (90.8% membership interest), institutional investors (5.3% aggregate membership interest) and other individuals, including the following directors and executive officers of our general partner: Messrs. Miller, Shane and Lautman. Each of Messrs. Shane and Miller owns a 1.6% membership interest in Cornerstone

Family Services LLC through entities that they own, and Mr. Lautman owns less than a 1% membership interest in Cornerstone Family Services LLC. As a result of their ownership interests in CFSI LLC and Cornerstone Family Services LLC, each of these executive officers and directors of our general partner holds an indirect interest in the Class A units of our general partner, which are described below.

The membership interests in our general partner will initially be represented by two classes of units, the Class A units and the Class B units. Initially, each of Messrs. Miller and Shane will be issued 24 Class B units, resulting in each owning 50% of the 48 outstanding Class B units. The compensation committee of our general partner may issue up to 52 additional Class B units to other executive officers of our general partner without the consent of Mr. Miller or Mr. Shane. At such time that 100 or more Class B units are issued and outstanding, Messrs. Miller and Shane must consent to any additional issuances of Class B units for so long as both of them are executive officers of our general partner and holders of Class B units. If at that time only one of Messrs. Miller and Shane is both an executive officer of our general partner and a holder of Class B units, then only that one must consent to such additional issuances. If at that time neither of Messrs. Miller and Shane is both an executive officer of our general partner and a holder of Class B units, then holders of a majority of outstanding Class B units must consent to such additional issuances. Additional issuances of Class B units will dilute all outstanding Class B units on a pro rata basis.

The Class B units in the aggregate are entitled to 50% of all quarterly cash distributions that we pay to our general partner with respect to its general partner interest and 25% of all quarterly cash distributions that we pay to our general partner with respect to its incentive distribution rights.

If we were to make our minimum quarterly distribution of $0.4625 per unit for four consecutive quarters, then, based on the common units, subordinated units and general partner interest outstanding at the closing of this offering, the Class B unitholders of our general partner would receive an aggregate of $160,073, all of which would be attributable to their 50% interest in the distributions that we would pay to our general partner with respect to its general partner interest. This amount would be equal to 1% of the total distributions that we would pay to the limited partners and our general partner in that period.

The 25% interest in the cash distributions that we pay to our general partner with respect to its incentive distribution rights does not entitle the Class B unitholders of our general partner to any additional payments until we begin to make incentive distributions at the second target distribution level, as described in “Cash Distribution Policy—Distributions of Available Cash from Operating Surplus.” For example, if we were to make quarterly distributions of $0.60 for four consecutive quarters, then, based on the common units, subordinated units and general partner interest outstanding at the closing of this offering, the Class B unitholders of our general partner would receive an aggregate of $321,228 ($207,663 of which would be attributable to their 50% interest in the distributions that we pay to our general partner with respect to its general partner interest and $113,566 of which would be attributable to their 25% interest on the distributions that we pay to our general partner with respect to its incentive distribution rights). Under those facts, the Class B unitholders of our general partner would receive approximately 2.0% of the total distributions that we would pay to the limited partners and our general partner in that period.

Messrs. Miller, Shane, M. Stache, R. Stache, Strom, Waimberg, Talbott, Lautman and Freedman also indirectly own Class A units of our general partner as a result of their direct and indirect ownership of membership interests in Cornerstone Family Services LLC and CFSI LLC discussed in footnote (1) to the table above. These persons directly hold an aggregate of 4.6% of the Class B units in CFSI LLC. In addition, Messrs. Miller, Shane and Lautman own an aggregate 3.9% membership interest in Cornerstone Family Services LLC, which in turn owns 85% of the Class B units in CFSI LLC, which will initially own all of the Class A units of our general partner. As a result, these persons collectively own, indirectly, an aggregate of 7.9% of the Class A units of our general partner. The Class A units of our general partner are entitled to the remaining 50% interest on distributions that we pay to our general partner with respect to its general partner interest and the remaining 75% of all distributions that we pay to our general partner with respect to its incentive distribution rights. If we were to make our minimum quarterly distribution of $0.4625 per unit for four consecutive quarters, then, based on the common units, subordinated units and general partner interest outstanding at the closing of this offering, the management group holding Class A units of our general partner would receive an aggregate of approximately $12,650, or approximately 0.08% of the total distributions that would be made to the limited partners and the general partner in that period.

The Class A and Class B units of our general partner are subject to certain transfer and purchase rights and obligations upon the occurrence of certain events, such as:

•	a change of control of CFSI LLC or our general partner;

•	transfers by certain holders of Class A units of our general partner; or

•	the death or disability of a holder of Class B units of our general partner.

Election of Directors

The directors of our general partner will be elected by a plurality vote of the Class A units of our general partner; provided, however, that so long as Mr. Miller serves as the Chief Executive Officer of our general partner, he will also serve as a director of our general partner and that so long as Mr. Shane serves as the Chief Financial Officer of our general partner, he shall also serve as a director of our general partner. CFSI LLC will initially hold all of the outstanding Class A units of our general partner. CFSI LLC is controlled by the McCown De Leeuw funds. See also “Security Ownership of Certain Beneficial Owners and Management.”

Agreements Governing the Transactions

We, our general partner, our operating company and other parties have entered into or will enter into the various documents and agreements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and we cannot assure you that they, or any of the transactions that they provide for, will be effected on terms at least as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with McCown De Leeuw, Cornerstone Family Services LLC, CFSI LLC, our general partner and StoneMor Operating LLC.

Noncompetition

Under the omnibus agreement, as long as our general partner is an affiliate of McCown De Leeuw, McCown De Leeuw will agree, and will cause its controlled affiliates to agree, not to engage, either directly or indirectly, in the business of owning and operating cemeteries and funeral homes (including the sales of cemetery and funeral home products and services) in the United States.

Tax Indemnification

CFSI LLC has agreed to indemnify us for all federal, state and local income tax liabilities attributable to the operation of the assets contributed by CFSI LLC to us prior to the closing of this offering. CFSI LLC has also agreed to indemnify us against additional income tax liabilities, if any, that arise from the consummation of the transactions related to our formation in excess of those believed to result at the time of the closing of this offering. We estimate that $600,000 of state income taxes will be due as a result of these formation transactions. CFSI LLC has also agreed to indemnify us against the increase in income tax liabilities of our corporate subsidiaries resulting from any reduction or elimination of our net operating losses to the extent those net operating losses are used to offset any income tax gain or income resulting from the prior operation of the assets of CFSI LLC contributed to us, or from our formation transactions in excess of such gain or income believed to result at the time of the closing of this offering. Until all of its indemnification obligations under the omnibus agreement have been satisfied in full, CFSI LLC will be subject to limitations on its ability to dispose of or encumber its interest in our general partner or the common units or subordinated units held by it (except upon a redemption of such units by the partnership upon any exercise of the over-allotment option). CFSI LLC will also be subject to certain limitations on its ability to transfer its interest in our general partner or the common units or subordinated units held by it if the effect of the proposed transfer would trigger an “ownership change” under the Internal Revenue Code that would limit our ability to use our federal net operating loss carryovers. Please read “Risk Factors—Changes in the ownership of our units, including the changes occurring as a result of this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future periods.”

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee if our general partner determines that the proposed amendment will adversely affect holders of our common units. Any action, notice, consent, approval or waiver permitted or required to be taken or given by us under the indemnification provisions of the omnibus agreement must be taken or given by the conflicts committee of our general partner.

Relationships and Related Transactions with CFSI LLC and Cornerstone Family Services LLC

Relationship with McCown De Leeuw.    McCown De Leeuw is the beneficial owner of approximately 87.8% of the Class B units of CFSI LLC through its direct ownership of approximately 10.6% of the Class B units of CFSI LLC and indirectly through its ownership of approximately 90.8% of the membership interests in Cornerstone Family Services LLC, which owns approximately 85% of the Class B units of CFSI LLC. McCown De Leeuw also owns approximately 96.3% of the Class A units of CFSI LLC.

Under the Limited Liability Company Agreement of CFSI LLC, McCown De Leeuw has the right to designate at least three individuals, and such other greater number of individuals, to serve on the board of managers of CFSI LLC. In addition, for so long as Mr. Miller serves as an officer of CFSI LLC, he will also serve as a manager of CFSI LLC, and for so long as Mr. Shane serves as an officer of CFSI LLC, he will also serve as a manager of CFSI LLC. Prior to the conversion of Cornerstone into CFSI LLC, a stockholders agreement among Cornerstone and its stockholders required each stockholder to vote all of its shares of Cornerstone to elect and maintain a board of directors of Cornerstone comprised of at least three, and such other greater number, of individuals designated by the McCown De Leeuw funds.

The Amended and Restated Limited Liability Company Agreement of CFSI LLC contains provisions that require CFSI LLC, through its direct control of our general partner and its indirect control of us and our subsidiaries, to prevent us, our subsidiaries and our general partner from taking certain significant actions without the approval of CFSI LLC. These actions include:

•	certain acquisitions, borrowings and capital expenditures by us, our subsidiaries or our general partner;

•	issuances of equity interests in us or our subsidiaries; and

•	certain dispositions of equity interests in, or assets of, us, our general partner or our subsidiaries.

Under the Amended and Restated Limited Liability Company Agreement of Cornerstone Family Services LLC, McCown De Leeuw has the right to designate at least three individuals, and such other greater number of individuals, to serve on the board of managers of Cornerstone Family Services LLC. In addition, for so long as Mr. Miller serves as an officer of Cornerstone Family Services, LLC, he will also serve as a manager of Cornerstone Family Services LLC, and for so long as Mr. Shane serves as an officer of Cornerstone Family Services LLC, he will also serve as a manager of Cornerstone Family Services, LLC.

Under the Amended and Restated Limited Liability Company Agreement of Cornerstone Family Services LLC and the Limited Liability Company Agreement of CFSI LLC, each manager of Cornerstone Family Services LLC and each manager of CFSI LLC have agreed to cause Cornerstone Family Services LLC, CFSI LLC and any of their respective subsidiaries, as the case may be, to designate at least three individuals, and such other greater of individuals designated by McCown De Leeuw to serve as members of the board of managers of StoneMor Operating LLC; and to take such actions as may be necessary to cause the election of additional persons designated by McCown De Leeuw as managers of StoneMor Operating LLC and to amend the limited liability company agreement of StoneMor Operating LLC as necessary.

In 1999, Cornerstone entered into an advisory services agreement with MDC Management Company IV, LLC pursuant to which MDC Management Company IV, LLC provides various services to CFSI LLC. The agreement requires Cornerstone to pay MDC Management Company IV, LLC annually an amount equal to the greater of 0.5% of Cornerstone’s defined annual revenues or $500,000, but in no event more than $750,000, plus specified out-of-pocket expenses. Cornerstone paid MDC Management Company IV, LLC approximately $400,000, $800,000, $600,000 and $800,000 in 2004, 2003, 2002 and 2001, respectively, as a result of this agreement. This agreement will be terminated immediately prior to this offering.

Robert B. Hellman Jr., who serves as one of our directors, as the Chief Executive Officer and Managing Director of McCown De Leeuw & Co., LLC and in various other positions with McCown De Leeuw, has applied for a U.S. patent on a technology entitled, “Apparatus and Method for Operating a Death Care Business as a Master Limited Partnership.” The computer-implemented method defines death care master limited partnership assets based upon qualifying death care business income sources and non-qualifying death care business income sources. The pending patent application was filed on November 27, 2002, and claims priority to an earlier patent application filed November 30, 2001. To date, the United States Patent and Trademark Office has not issued a communication regarding the substantive merits of the application. In February 2003, Mr. Hellman assigned the patent application to McCown De Leeuw & Co. IV, L.P. and recorded the assignment in the United States Patent and Trademark Office in March 2003. At the closing of this offering, McCown De Leeuw & Co. IV, L.P. will assign a 50% ownership interest in the patent to the partnership. If a patent is issued relating to this patent application, no other entity will be able to practice the claimed invention without the consent of McCown De Leeuw & Co. IV, L.P. and us. We cannot assure you that the patent will be issued or, if it is issued and subsequently challenged, that it will be determined to be valid.

Other Relationships.    During February 2002, a partnership of 11 executives of Cornerstone purchased Cornerstone’s corporate headquarters building. The partnership entered into a lease with Cornerstone for a ten-year term. Cornerstone paid the partnership approximately $0.4 million in 2002 and $0.3 million in 2003 under the lease. In January 2004, the partnership sold the building to an independent third party. At the time of the sale, the lease was assigned to the purchaser with a reduction in the annual lease expense.

In 2002, we paid Martin Lautman, who serves as one of our directors, marketing consulting fees of approximately $75,000.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including its owners) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	delivery of pre-need cemetery products and performance of pre-need cemetery services in advance of the time of need;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner to receive distributions on any subordinated units held by our general partner or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and subordinated units, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read “Cash Distribution Policy—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating company or its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

The general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

If, at any time, our general partner and its affiliates own more than 80% of the common units then outstanding, our general partner has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to any of its affiliates or to us. Our general partner may exercise this right at its option, free of any fiduciary duty or obligation to us or the unitholders. As a result, a unitholder may have his common units purchased from him at an undesirable time or price. For a description of this right, please read “The Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent auditors and others who have performed services for us regarding the offering have been retained by our general partner, its affiliates and us and may continue to be retained by our general partner, its affiliates and us after the offering. Attorneys, independent auditors and others who will perform services for us in the future will be selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may, but are not required to, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, after the sale of the common units offered in this prospectus, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or otherwise modify the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We are required to indemnify our general partner and its officers, directors, and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. This indemnification is required unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. Indemnification is also required for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. In the opinion of the SEC, indemnification provisions that purport to include indemnification for liabilities arising under the Securities Act are contrary to public policy and are, therefore, unenforceable. If you have questions regarding the fiduciary duties of our general partner, you should consult with your own counsel. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. Holders of common units and subordinated units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section, “Cash Distribution Policy” and “Description of the Subordinated Units.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer and Trust Company will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

The transfer of the common units to persons who purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any unrecorded transfer for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification with respect to itself and any beneficial holders; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application and certification by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent. Please read “The Partnership Agreement—Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Limited Voting Rights

For a description of the voting rights of common unitholders, please read “The Partnership Agreement—Voting Rights.”

DESCRIPTION OF THE SUBORDINATED UNITS

The subordinated units are a separate class of limited partner interest in us, and the rights of the holders of subordinated units to participate in distributions differ from, and are subordinate to, the rights of the holders of common units. Unlike the common units, the subordinated units will not be publicly traded.

Subordination

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of subordinating distributions on the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. For a more detailed description of our cash distribution policy on the subordinated units, please read “Cash Distribution Policy—Distributions of Available Cash from Operating Surplus During the Subordination Period.”

Conversion of Subordinated Units

Each subordinated unit will convert into one common unit at the end of the subordination period, which will end once we meet the financial tests in the partnership agreement, but it generally cannot end before September 30, 2009. Up to 50% of the subordinated units may convert prior to the end of the subordination period if we meet certain financial tests. For a more detailed description of the circumstances under which the subordinated units will convert into common units, please read “Cash Distribution Policy—Subordination Period.”

Distributions Upon Liquidation

If we liquidate during the subordination period, we will allocate taxable gain, to the extent possible, to allow the holders of common units to receive proceeds equal to their unrecovered initial unit price, plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. There may not be sufficient taxable gain upon our liquidation, however, to enable the holders of common units to fully recover all of these amounts even though there may be cash available for distribution to the holders of subordinated units.

If there are losses upon liquidation, they will first be allocated to the subordinated units and the general partner interest until the capital accounts of the subordinated units have been reduced to zero and then to the common units and the general partner interest until the capital accounts of the common units have been reduced to zero. Any remaining loss will be allocated to the general partner interest.

Limited Voting Rights

For a description of the voting rights of subordinated unitholders, please read “The Partnership Agreement—Voting Rights.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was formed on April 2, 2004 and will have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the ownership and operation of cemeteries and funeral homes, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for some types of amendment of, and consents and waivers under, our partnership agreement. Please read “—Amendment of the Partnership Agreement” below.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” As of the date of this offering, our general partner will be entitled to 2% of the distributions on our common and subordinated units. If we issue additional units in the future, our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its percentage interest. If the general partner does not contribute a proportionate amount of capital to us, its general partner interest will be reduced to reflect the amount of capital it has contributed to us relative to the total amount of capital contributions to us.

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of claim in Delaware case law.

Unlawful Partnership Distributions

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities that are unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries will initially conduct business in 12 states and may conduct business in other states in the future. Maintenance of our limited liability, as the sole member of the operating company, may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership, limited liability company or corporation statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the laws of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner determined by our general partner to be necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination, period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “—Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval right.

Issuance of additional units after the subordination period	No approval right.

Amendment of the partnership agreement

Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Sale or Other Disposition of Assets.”

Amendment of the limited liability company agreement of our operating company and other action taken as sole member of our limited liability company

Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read “—Amendment of the Partnership Agreement—Action Relating to the Operating Company.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2014 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest to an affiliate or to another person in connection with its merger or consolidation or sale of all or substantially all of its assets. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2014. Please read, “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights

Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, or sale of all or substantially all of its assets, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2014. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in our General Partner.”

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional common units and other equity securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 2,119,891 additional common units, or 50% of the common units outstanding immediately after this offering, or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

During the subordination period or thereafter, we may issue an unlimited number of common units without the approval of the unitholders as follows:

•	upon exercise of the underwriters’ over-allotment option;

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement;

•	the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us;

•	upon conversion of the subordinated units;

•	upon conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	under employee benefit plans; or

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of our general partner.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. The general partner’s 2% interest in our distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option;

•	change the term of our partnership;

•	provide that we are not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 56.7% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional partnership securities described above, an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	certain mergers or conveyances specified in our partnership agreement;

•	a change in our fiscal year or taxable year and related changes; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described above under “—No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in our partnership.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Actions Relating to our Operating Company

Without the approval of a unit majority, our general partner is prohibited from consenting on our behalf as the sole member of our operating company to any amendment to the limited liability company agreement of our operating company or taking any action on our behalf permitted to be taken by a member of our operating company, in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner may decline to consent to any merger or consolidation of us free of any fiduciary duty or obligation whatsoever to us or the limited partners.

In addition, our general partner is generally prohibited, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries; provided that our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	the sale, exchange or other disposition of all or substantially all of our assets and properties;

•	the entry of a decree of judicial dissolution of the partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute the partnership and continue its business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by a unit majority, subject to receipt by us of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the reconstituted limited partnership, our operating company nor any of our other subsidiaries, would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution

Policy—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Our general partner may withdraw as general partner of our partnership without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. Otherwise, our general partner has agreed not to withdraw voluntarily prior to September 30, 2014 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2014, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interests in our partnership without the approval of the unitholders. Please see “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights” below.

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please see “—Termination and Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own 56.7% of the outstanding units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and each outstanding subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If the departing general partner and the successor general partner cannot agree upon the fair market value, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to September 30, 2014 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, however, transfer units to one or more persons without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

Our general partner, its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such other entity or the transfer by such holder or its affiliates, of all or substantially all of its assets to another entity, without the prior approval of the unitholders; provided that the transferee agrees to be bound by the provisions of the partnership agreement. Prior to September 30, 2014, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. On or after September 30, 2014, the incentive distribution rights will be freely transferable without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove StoneMor GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price.

The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast. Please read “—Non-Citizen Assignees; Redemption.”

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee, and it will vote and exercise other powers attributable to common units owned by non-citizen assignees in the same ratios as the votes of limited partners on other units are cast. See “—Meetings; Voting” and “—Non-Citizen Assignees; Redemption.” Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. See “Description of the Common Units—Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person that our general partner designates as an indemnitee for purposes of the partnership agreement.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner will determine the expenses that are allocable to us in good faith.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of StoneMor GP LLC as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. See “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, CFSI LLC will hold an aggregate of 564,782 common units and 4,239,782 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop. Upon conversion of the subordinated units, those units will be entitled to registration rights as described under “Certain Relationships and Related Transactions” or freely transferable without restriction or further registration under the Securities Act, subject to the terms of the omnibus agreement and the affiliate restrictions described below. Please read “Certain Relationships and Related Transactions—Omnibus Agreement.”

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 2,119,891 additional common units, or 50% of the common units outstanding immediately after this offering, or an equivalent amount of equity securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under “The Partnership Agreement—Issuance of Additional Securities.”

Our partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

The owners of our general partner and their affiliates, including the partnership, our operating company, our general partner and the directors and executive officers of our general partner, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting—Lock-Up Agreements” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

This section is a discussion of all of the material tax consequences to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to United States federal income tax matters. This section is based on current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are to StoneMor Partners L.P. and the operating company.

This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations we make.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Because there is no direct authority on point, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1)  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

(2)  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

(3)  whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him by the partnership.

Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from gains from the sale of real property, whether unimproved or improved with installed burial vaults and marker foundations, including burial lots, lawn crypts and mausoleum crypts conveyed by perpetual easements. Other types of qualifying income include interest (other than from a financial business), dividends and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income.

We estimate that less than 7% of the current gross income of StoneMor Partners L.P. is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of the current gross income of StoneMor Partners L.P. constitutes qualifying income. These estimates reflect that the qualifying income amounts include dividends from our subsidiaries that are subject to corporate-level tax.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based on the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations set forth below, StoneMor Operating LLC is a disregarded entity and StoneMor Partners L.P. will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner and the assumption that StoneMor Partners L.P. will continually comply with such representations. The representations made by us and our general partner upon which counsel has relied are:

(a)  Neither we nor the operating company has elected or will elect to be treated as a corporation;

(b)  For each taxable year, more than 90% of the gross income of StoneMor Partners L.P. will be income that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code;

(c)  All sales of burial lots, whether improved or unimproved, will be pursuant to contracts substantially in the form reviewed by Vinson & Elkins L.L.P.; and

(d)  Burial vaults, marker foundations and mausoleum crypts are effectively permanently attached to the ground, are not intended to be moved and would likely sustain not insubstantial damage if moved.

If at the end of any year we fail to meet the Qualifying Income Exception, two results are possible.

First, if the failure is determined by IRS to be inadvertent and it is cured within a reasonable time after discovery, the IRS may require us to make adjustments with respect to our unitholders or pay other amounts.

Second, if the failure is not determined by the IRS to be inadvertent, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation in return for stock in that corporation. The stock would then be deemed to be distributed to the unitholders in liquidation of their interests in us. This transfer will be deemed to occur on the first day of the year in which we fail to meet the Qualifying Income Exception. This deemed contribution and liquidation would be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that StoneMor Partners L.P. will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of StoneMor Partners L.P. will be treated as partners of StoneMor Partners L.P. for federal income tax purposes. Also:

(a)  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of StoneMor Partners L.P. for federal income tax purposes.

As there is no direct authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in StoneMor Partners L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.    Cash distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution.

A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.    We estimate that a purchaser of common units in this offering who holds those common units from the date of closing of this offering through December 31, 2008, will be allocated an amount of federal taxable income for that period that will be less than 75% of the cash distributed with respect to that period. A substantial portion of the income that will be allocated to you is expected to be qualified dividend income, which for individuals is subject to a significantly lower maximum federal income tax rate (currently 15%) than ordinary income (currently taxable at a maximum rate of 35%). If you are an individual taxable at the maximum rate of 35% on ordinary income, the effect of this lower qualified dividend rate is to produce an after-tax return to you that is the same as if the amount of federal taxable income allocated to you for that period were less than 50% of the cash distributed to you for that period. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

Initial Basis of Common Units.    A unitholder’s initial tax basis for his common units generally will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.     The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units. The deduction is also limited to the amount for which the unitholder is considered to be “at risk” with respect to our activities if that is less than his tax basis. The at risk limitation applies to both an individual unitholder and a corporate unitholder if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax exempt organizations. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment, or any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitation generally provides that loss deductions from passive activities are limited to the extent of the taxpayer income from passive activities. The limitation applies to individuals, estates, trusts, and some closely-held corporations and personal service corporations. Passive activities are generally defined as corporate or partnership activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder’s share of our net income may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss for the entire year, that amount of loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and then to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder who purchases common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; because there is no authority on the treatment of a loan of partnership interest to cover a short sale. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    In general, the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us and it belongs only to the purchaser and not to other unitholders. Please also read, however, “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.” For purposes of this discussion, a unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read “—Tax Treatment of Operations—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue. However, This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

To the extent that our Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Tax Treatment of Operations—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and an accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year. Thus, such a unitholder will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “—Tax Consequences of Unit Ownership —Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We were not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture.

Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred.

A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis. Then the income and losses will be apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury regulations. There is no authority dealing with allocations between transferors and transferees of interests in a publicly traded partnership. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A purchaser of units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property. Alternatively, we may treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This treatment is consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property.

If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders.

The IRS may challenge any method of depreciating the Section 743(b) adjustment described above. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1. The Schedule K-1 will describe his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships are generally treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)  the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)  whether the beneficial owner is

(1)  a person that is not a United States person,

(2)  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)  a tax-exempt entity;

(c)  the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Registration as a Tax Shelter.    The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have applied to register as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has not yet assigned us a tax shelter registration number.

Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Recently issued Treasury regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.”

Unitholders may be required to file this form with the IRS if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisor concerning the application of any of these factors to their investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

The Treasury regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As stated above, we have applied to register as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including unitholder names and tax identification numbers, and to furnish this information to the IRS upon request. Unitholders are urged to consult with their own tax advisor concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Accuracy-Related Penalties.    A penalty in an amount equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority,” or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in the kind of an “understatement” for which no “substantial authority” exists but for which a reasonable basis for the tax treatment of such item exists, we must disclose the relevant facts on our return. In such a case, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in 12 states, all of which impose income taxes. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us.

You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years.

Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him.

INVESTMENT IN STONEMOR PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

•	the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

•	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

SELLING UNITHOLDER

If the underwriters exercise their over-allotment option, one-half of the net proceeds from such exercise will be used for general partnership purposes, and the other half will be used to redeem an equal number of common units from CFSI LLC as are sold to the public under the over-allotment option. If CFSI LLC does not hold a number of common units that is equal to or greater than the number of common units sold upon exercise of the over-allotment option, we will redeem from CFSI LLC a number of subordinated units that is equal to the shortfall. As a result of this redemption, CFSI LLC will be deemed a selling unitholder. CFSI LLC may sell up to 551,250 common units if the underwriters exercise their over-allotment option in full. The following table shows CFSI LLC’s ownership of common units and ownership percentage of common units with and without the exercise of the underwriters’ over-allotment option and assuming that only common units are redeemed from CFSI LLC upon exercise of the over-allotment option:

Common Units		Percentage of Common Units
Assuming no exercise of over-allotment option	Assuming full exercise of over-allotment option	Assuming no exercise of over-allotment option	Assuming full exercise of over-allotment option
564,782	13,532	13.3%	0.3%

The board of directors of CFSI LLC, which consists of Lawrence Miller, William R. Shane, Allen R. Freedman, Robert B. Hellman, Jr., Martin R. Lautman, Fenton R. Talbott and Jeffrey A. Zawadsky, collectively exercises investment and voting control over the units held by CFSI LLC. CFSI LLC is controlled by McCown De Leeuw & Co. IV, L.P., a limited partnership, and its affiliate funds, which together have the right to designate for election a majority of the managers of the board of managers of CFSI LLC under the limited liability company agreement of CFSI LLC. George McCown, David De Leeuw and Robert B. Hellman, Jr., the managing members of MDC Management Company IV, LLC, which is the general partner of McCown De Leeuw Co. IV, L.P., control CFSI LLC. Please read “Security Ownership of Certain Beneficial Owner and Management” and “Certain Relationships and Related Transactions—Relationships and Related Transactions with CFSI LLC.”

CFSI LLC will distribute the proceeds from the redemption of common or subordinated units upon exercise of the over-allotment option to the holders of its Class A units on a pro rata basis in proportion to their Class A units. Under the limited liability company agreement of CFSI LLC, this distribution will be treated as a repurchase of a portion of the outstanding Class A units for an amount equal to the aggregate amount of the distribution. CFSI LLC will select the Class A units to be repurchased such that the Class A units selected for repurchase from each holder will bear the same proportion to the total Class A units owned by such holder as the proportion of all Class A units selected for repurchase bears to the total of all outstanding Class A units. McCown De Leeuw owns 96.3% of the outstanding Class A units of CFSI LLC, each of Messrs. Miller and Shane owns 1.5% of the outstanding Class A units of CFSI LLC through entities that they own, and Mr. Lautman owns 0.7% of the outstanding Class A units of CFSI LLC. Upon the distribution by CFSI LLC of the proceeds of this redemption, CFSI LLC will repurchase approximately 28% of the outstanding Class A units held by each holder of CFSI LLC Class A units.

UNDERWRITING

Under the terms of an underwriting agreement, a form of which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us, on a firm commitment basis, the respective number of common units opposite its name below. Lehman Brothers Inc. is the representative of the underwriters.

Underwriters	Number of Common Units
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Raymond James & Associates, Inc.

Total	3,675,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any of the common units are purchased by the underwriters, then all of the common units must be purchased by the underwriters;

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in the condition of us or in the financial markets; and

•	we deliver to the underwriters customary closing documents.

Commissions and Expenses

The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per unit basis, the underwriting fee is             % of the initial price to the public.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay $             in advisory fees to Lehman Brothers Inc. for the evaluation, analysis of structuring of our partnership.

We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $             per common unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per common unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $             million.

Indemnification

We, our general partner, our operating company, McCown De Leeuw and Cornerstone Family Services LLC (or their successors) have agreed to indemnify the underwriters in connection with this offering and in connection with our directed unit program referred to below against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 551,250 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable to cover over-allotments, if any. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters. We will use one-half of the net proceeds from any exercise of the underwriters’ over-allotment option for general partnership purposes, and we will use the other half to redeem from CFSI LLC a number of common units equal to the number of common units sold upon exercise of the over-allotment option. If CFSI LLC does not hold a number of common units that is equal to or greater than the number of common units sold upon exercise of the over-allotment option, we will redeem from CFSI LLC a number of subordinated units that is equal to the shortfall. If the over-allotment option is exercised, CFSI LLC will be deemed to be a selling unitholder. Please see “Selling Unitholder.” CFSI LLC will distribute the proceeds from this redemption to the holders of its Class A units on a pro rata basis in proportion to their Class A units. Under the limited liability company agreement of CFSI LLC, this distribution will be treated as a repurchase of a portion of the outstanding Class A units of CFSI LLC for an amount equal to the aggregate amount of the distribution. CFSI LLC will select the Class A units to be repurchased such that the Class A units selected for repurchase from each holder will bear the same proportion to the total Class A units owned by such holder as the proportion of all Class A units selected for repurchase bears to the total of all outstanding Class A units. McCown De Leeuw owns 96.3% of the outstanding Class A units of CFSI LLC, each of Messrs. Miller and Shane owns 1.5% of the outstanding Class A units of CFSI LLC through entities that they own, and Mr. Lautman owns 0.7% of the outstanding Class A units of CFSI LLC. Upon the distribution by CFSI LLC of the proceeds of the redemption of common or subordinated units upon exercise of the over-allotment option, CFSI LLC will repurchase approximately 28% of the Class A units held by each holder of Class A units.

Lock-Up Agreements

We, McCown De Leeuw, CFSI LLC, Cornerstone Family Services LLC, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of our general partner, and the participants in our directed unit program have agreed not to, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

•	the sale of common units to the underwriters;

•	the redemption of units with the net proceeds of the common units sold pursuant to exercise of the underwriters’ over-allotment option; or

•	issuances under our employee benefit plans.

Lehman Brothers Inc., in it sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Listing

Our common units have been approved for listing on the NASDAQ National Market under the symbol “STON.”

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common units on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Public Market

Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price included the following:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	the ability of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

Affiliations

Lehman Brothers Inc., one of the underwriters for this offering, is serving as placement agent for our proposed private placement of $80.0 million of senior secured notes, for which it will receive customary compensation.

Some of the underwriters and their affiliates may in the future perform various financial advisory, investment banking and other commercial banking services in the ordinary course of business for us for which they will receive customary compensation. Certain underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services in the ordinary course of business with our predecessor and other affiliates for which they received or will receive customary compensation.

NASD Conduct Rules

Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the units offered by them.

Electronic Distribution

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any common units. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Directed Unit Program

At our request, the underwriters have reserved up to 180,000 common units offered by this prospectus for sale under a directed unit program to key employees of our general partner and its affiliates. The number of units available for sale to the general public will be reduced to the extent these persons purchase the reserved units.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for StoneMor Partners L.P. by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements of Cornerstone Family Services, Inc. as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The balance sheets of StoneMor Partners L.P. and StoneMor GP LLC as of April 6, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.stonemor.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. These statements can be identified by the use of forward-looking words, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

Forward-looking statements appear in a number of places in this prospectus and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units;

•	future demand for our products and services;

•	future pre-need sales;

•	future burials;

•	future delivery of cemetery products and performance of cemetery services;

•	our ability to collect accounts receivable;

•	anticipated customer cancellations of pre-need contracts;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	expected state law trusting requirements;

•	anticipated future performance of funds held in perpetual care and merchandise trusts;

•	anticipated mortality trends;

•	our ability to attract and retain qualified sales personnel and management;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	estimated future maintenance capital expenditures;

•	our ability to continue our cost-saving initiatives;

•	our ability to continue our plans to maximize cash flow;

•	future consolidation of cemetery companies;

•	anticipated customer preference for cremation;

•	our future financial condition and results of operations and our future cash flow, revenues and expenses; and

•	our business strategy and other plans and objectives for future operations.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number or risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

•	insufficient cash from operations;

•	a decline in demand for our cemetery products and services;

•	a decline in pre-need sales;

•	adverse conditions in the financial markets that reduce earnings on funds held in trust;

•	restrictions on our ability to withdraw funds held in trust;

•	our failure to comply with state law trusting requirements;

•	changes in government regulation of the death care industry, including state law trusting requirements;

•	our inability to attract and retain qualified sales personnel and management;

•	lower death rates;

•	our inability to collect accounts receivable at historical rates;

•	an increase in customer cancellations of pre-need contracts;

•	changing customer preferences, including a trend toward cremation;

•	increases in cemetery maintenance costs;

•	delays or cost overruns in the construction of mausoleums;

•	availability and related terms of debt and equity financing to fund our operating needs;

•	our inability to maintain operating ratios within the limits set out in our financing arrangements;

•	competition for acquisitions; and

•	adverse developments in our cemetery business.

Many of these factors are beyond our ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also be aware that we assume no obligation to update or publicly release any revisions to the forward-looking statements made herein or in any other forward-looking statements made by us or on our behalf.

INDEX TO FINANCIAL STATEMENTS

Page
STONEMOR PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2004	F-3
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003	F-4
Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004	F-5
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6

CORNERSTONE FAMILY SERVICES, INC.
HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors’ Report	F-8
Consolidated Balance Sheets as of December 31, 2002 and 2003 and June 30, 2004 (unaudited)	F-9
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-10
Consolidated Statements of Common Stockholders’ Equity for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-12
Notes to Consolidated Financial Statements	F-13

STONEMOR PARTNERS L.P.
HISTORICAL BALANCE SHEET
Independent Auditors’ Report	F-34
Balance Sheet as of April 6, 2004	F-35
Note to Balance Sheet	F-36

STONEMOR GP LLC
HISTORICAL BALANCE SHEET
Independent Auditors’ Report	F-37
Balance Sheet as of April 6, 2004	F-38
Note to Balance Sheet	F-39

STONEMOR PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

As of the closing of this offering, substantially all of the assets and liabilities of our predecessor company, Cornerstone Family Services, Inc., will have been transferred to StoneMor Partners L.P., a newly formed Delaware limited partnership. The accompanying pro forma consolidated financial information gives effect to this transfer, the offering, our proposed private placement of senior secured notes and the related formation and contribution transactions, some of which will have occurred prior to the closing of this offering. The transfer of the assets and liabilities to StoneMor Partners L.P. will be recorded at historical cost because it is considered to be a reorganization of entities under common control. The unaudited pro forma consolidated balance sheet assumes that the offering and the related transactions occurred on June 30, 2004. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 and for the six months ended June 30, 2004 assumes that the offering, the proposed private placement of senior secured notes and the related formation and contribution transactions occurred on January 1, 2003. Adjustments for the offering, the proposed private placement of senior secured notes and the related formation and contribution transactions are described in the accompanying notes to the unaudited pro forma consolidated financial statements. Please read the accompanying notes to the unaudited pro forma consolidated financial statements for further explanation.

The unaudited pro forma consolidated financial statements and accompanying notes should be read together with the historical consolidated financial statements and related notes of our predecessor company, Cornerstone Family Services, Inc., included elsewhere in the prospectus. The unaudited consolidated pro forma financial statements were derived by adjusting the historical consolidated financial statements of Cornerstone Family Services, Inc. The adjustments are based upon currently available information and certain estimates and assumptions, and, therefore, the actual effects of the offering, the proposed private placement of senior secured notes and the related formation and contribution transactions may differ from the effects reflected in the unaudited pro forma consolidated financial statements. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering, the proposed private placement of senior secured notes and the related formation and contribution transactions contemplated and that the pro forma adjustment give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited consolidated pro forma financial statements do not purport to present the financial position or results of operations of StoneMor Partners L.P. had the offering, the proposed private placement of senior secured notes and the related formation and contribution transactions to be effected at closing actually occurred as of the dates indicated. Moreover, they do not project our financial position or results of operations for any future date or period.

STONEMOR PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

JUNE 30, 2004

	Cornerstone Family Services Inc. Historical	Adjustments for Offering and Other Transactions		StoneMor Partners L.P. Pro Forma
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,046	$71,663	(a)	$10,608
		(9,437	)(b)
		80,000	(c)
		(2,100	)(d)
		(130,963	)(e)
		(600	)(g)
Accounts receivable, net of allowance	24,293			24,293
Prepaid expenses	1,280			1,280
Other current assets	757			757

Total current assets	28,376	8,562		36,938
LONG-TERM ACCOUNTS RECEIVABLE, net of allowance	33,548			33,548
CEMETERY PROPERTY	151,550			151,550
PROPERTY AND EQUIPMENT	22,455			22,455
MERCHANDISE TRUSTS, restricted, at fair value	112,672			112,672
PERPETUAL CARE TRUSTS, restricted, at fair value	120,708			120,708
DEFERRED FINANCING COSTS, net of accumulated amortization	4,086	2,175	(d)	2,175
		(4,086	)(f)
OTHER ASSETS	7,329	(6,825	)(b)	429
		(75	)(d)

TOTAL ASSETS	$480,724	$(249)		$480,475

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$9,113	(2,700	)(b)	$6,413
Accrued interest	957			957
Current portion of long-term debt	128,971	$(128,971	)(e)	—

Total current liabilities	139,041	(131,671)		7,370
LONG-TERM DEBT	1,992	80,000	(c)	80,000
		(1,992	)(e)
DEFERRED INCOME TAXES	1,214	(1,214	)(g)	—
DEFERRED CEMETERY REVENUES, Net	119,680			119,680
MERCHANDISE LIABILITY	41,410			41,410

Total liabilities	303,337	(54,877)		248,460

COMMITMENTS AND CONTINGENCIES
NON-CONTROLLING INTEREST IN PERPETUAL CARE TRUSTS	120,708			120,708
REDEEMABLE PREFERRED STOCK	17,103	(17,103	)(h)	—

COMMON STOCKHOLDERS’/PARTNERS’ EQUITY:
Common Stock	9	(9	)(i)	—
Additional paid-in capital	91,213	(91,213	)(i)	—
General partner		1,381	(i)	1,849
		589	(h)
		21	(g)
		(142	)(f)
Limited partners		38,344	(i)	109,458
		16,364	(h)
		71,663	(a)
		(13,562	)(b)
		593	(g)
		(3,944	)(f)
Employee stock loans	(150)	150	(h)	—
Accumulated deficit	(51,496)	51,496	(i)	—

Total stockholders’/partners’ equity	39,576	70,367		111,307

TOTAL LIABILITIES AND COMMON STOCKHOLDERS’/PARTNERS’ EQUITY	$480,724	$(1,613)		$479,111

See accompanying notes to the unaudited pro forma consolidated financial statements.

STONEMOR PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

	Cornerstone Family Services Inc. Historical	Adjustments for Offering and Other Transactions		StoneMor Partners L.P. Pro Forma
	(in thousands, except for unit and per unit data)
REVENUES:
Cemetery	$77,978			$77,978
Funeral home	1,724			1,724

Total revenues	79,702	—		79,702

COSTS AND EXPENSES:
Cost of goods sold:
Land and crypts	4,346			4,346
Perpetual care	2,585			2,585
Merchandise	3,123			3,123
Selling expense	15,584			15,584
Cemetery expense	17,732			17,732
General and administrative expense	9,407			9,407
Corporate overhead (includes $1,178 of stock-based compensation in 2003)	12,579	(982)	(j)	11,597
		—	(k)
Depreciation and amortization	5,001			5,001
Funeral home expense	1,513			1,513

Total costs and expenses	71,870	(982)		70,888

OPERATING PROFIT	7,832	982		8,814
INTEREST EXPENSE	11,376	(11,376)	(l)	6,128
		6,128	(l)

INCOME (LOSS) BEFORE INCOME TAXES	(3,544)	(6,230)		2,686
INCOME TAXES (BENEFIT):
State and franchise taxes	1,455	(85)	(m)	1,370
Federal	1,010	(581)	(m)	429

Total income taxes (benefit)	2,465	(666)		1,799

NET INCOME (LOSS)	$(6,009)	$(6,896)		$887

General partner’s interest in net income				$18

Limited partners’ interest in net income				$869

Net income per limited partner (common) unit (basic and diluted)				$0.10	(n)

Weighted average number of limited partners’ units outstanding (basic and diluted)				8,479,564	(n)

See accompanying notes to the unaudited pro forma consolidated financial statements.

STONEMOR PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2004

	Cornerstone Family Services Inc. Historical	Adjustments for Offering and Other Transactions		StoneMor Partners L.P. Pro Forma
	(in thousands, except for unit and per unit data)
REVENUES:
Cemetery	$43,096			$43,096
Funeral home	1,012			1,012

Total revenues	44,108	—		44,108

COSTS AND EXPENSES:
Cost of goods sold:
Land and crypts	2,224			2,224
Perpetual care	1,350			1,350
Merchandise	2,622			2,622
Selling expense	9,545			9,545
Cemetery expense	9,734			9,734
General and administrative expense	4,864			4,864
Corporate overhead	4,991	(491)	(j)	4,500
		—	(k)
Depreciation and amortization	2,481			2,481
Funeral home expense	890			890

Total costs and expenses	38,701	(491)		38,210

OPERATING PROFIT	5,407	491		5,898
INTEREST EXPENSE	5,284	(5,284)	(l)	3,064
		3,064	(l)

INCOME BEFORE INCOME TAXES	123	(2,711)		2,834
INCOME TAXES (BENEFIT):
State and franchise taxes	714	(214)	(m)	500
Federal	224	(926)	(m)	(702)

Total income taxes (benefit)	938	(1,140)		(202)

NET (LOSS) INCOME	$(815)	$(3,851)		$3,036

General partner’s interest in net income				$61

Limited partners’ interest in net income				$2,975

Net income per limited partner (common) unit (basic and diluted)				$0.35	(n)

Weighted average number of limited partners’ units outstanding (basic and diluted)				8,479,564	(n)

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Basis of Presentation, the Offering and Other Related Transactions

The historical financial information is derived from the historical consolidated financial statements of Cornerstone Family Services, Inc. (“Cornerstone”). The unaudited pro forma consolidated financial statements of StoneMor Partners L.P. (the “Partnership”) adjust the historical consolidated financial statements of Cornerstone to reflect the following transactions:

•	The conversion of Cornerstone into a Delaware limited liability company (“CFSI LLC”) and the conversion of the outstanding common and preferred stock of Cornerstone into Class B and Class A membership interests, respectively, of CFSI LLC.

•	The contribution of all of the assets and liabilities of CFSI LLC, except for the employee stock receivable, to the Partnership or its subsidiaries in exchange for the issuance by the Partnership of the following:

•	4,239,782 subordinated units to CFSI LLC;

•	564,782 common units to CFSI LLC; and

•	the 2% general partner interest and the incentive distribution rights to StoneMor GP LLC.

•	The issuance by the Partnership of 3,675,000 common units to the public at an assumed initial public offering price of $19.50 per common unit resulting in aggregate gross proceeds to the Partnership of $71.7 million.

•	The payment of estimated underwriting commissions, structuring fees and offering expenses of $13.6 million (of which $4.1 million has been paid as of June 30, 2004).

•	The issuance of $80.0 million in aggregate principal amount of senior secured notes in a private placement, and the payment of estimated offering expenses of $1.3 million.

•	The repayment of term loans and other outstanding debt and the payment of expenses associated with the construction of mausoleums and to purchase equipment needed to install burial vaults.

•	The payment of estimated fees and expenses associated with our new $35.0 million credit agreement of $875,000.

•	The payment of approximately $600,000 in state income taxes that will be due upon conveyance of certain assets to the Partnership.

In connection with the transfer of the operations of CFSI LLC and subsidiaries to the Partnership, all employees, including senior executives, will become employed by StoneMor GP LLC, the general partner of the Partnership, or by one of the Partnership’s indirect wholly owned corporate subsidiaries.

After the offering, the Partnership expects to be treated as a partnership for U.S. federal income tax purposes. However, some of the Partnership’s operations will be conducted through subsidiaries that are organized as corporations that will be subject to applicable U.S. federal and state income taxes. Please read “Material Tax Consequences—Partnership Status.”

In addition, subsequent to the offering, the Partnership anticipates incurring incremental expenses at an annual rate of approximately $1.3 million related to annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees and incremental insurance costs. The unaudited pro forma consolidated financial statements do not include any adjustment for these estimated incremental costs.

Note 2:  Pro Forma Adjustments and Assumptions

(a)	Reflects estimated gross proceeds of $71.7 million from the issuance and sale of 3,675,000 common units to the public, assuming the underwriters do not exercise their over-allotment option, at an assumed initial public offering price of $19.50 per common unit.

(b)	Reflects estimated underwriting commissions, structuring fees and other offering expenses of $13.6 million, which are allocated to the common units issued in the offering. Approximately $6.8 million of other estimated offering expenses were incurred prior to June 30, 2004 and recorded as deferred charges within other assets of which $4.1 million were paid and $2.7 million remained unpaid as of June 30, 2004.

(c)	Reflects estimated gross proceeds of $80.0 million from the issuance and sale of senior secured notes in a proposed private placement.

(d)	Reflects fees and expenses of $1.3 million from the proposed private placement of the senior secured notes and estimated fees and expenses of $875,000 associated with our new $35.0 million credit agreement of which $75,000 was paid as of June 30, 2004.

(e)	Reflects the repayment of $103.1 million in term loans and $25.5 million of revolving debt outstanding under Cornerstone’s existing credit facility, and the repayment of $2.4 million in other outstanding term loans.

(f)	Reflects the write-off of deferred financing costs as a result of the repayment of debt assumed from Cornerstone. Due to the non-recurring nature of this write-off, it has not been included in the pro forma consolidated statements of operations.

(g)	Reflects the approximately $600,000 state income taxes that will be due upon conveyance of certain assets to the Partnership. Additionally, reflects the effect on deferred tax assets and liabilities of changing our structure to a limited partnership. On a historical basis, as of June 30, 2004, Cornerstone had a net deferred tax liability of $1.2 million. On a pro forma basis, as of June 30, 2004, the Partnership had a net deferred tax liability of $0. The effect of the change in net deferred tax liabilities resulting from the change in our structure to a limited partnership will result in a gain of $1.2 million. Due to the non-recurring nature of these gains and costs, they have not been included in the pro forma consolidated statements of operations. The Partnership and its corporate subsidiaries expect to be subject to certain income taxes as discussed in (l) below.

(h)	Reflects the redeemable preferred stock of Cornerstone and employee stock receivable not contributed to the Partnership by CFSI LLC.

(i)	Reflects elimination of the common stock of Cornerstone in exchange for the issuance of:

•	4,239,782 subordinated units to CFSI LLC;

•	564,782 common units to CFSI LLC; and

•	the 2% general partner interest in the Partnership and the incentive distribution rights to StoneMor GP LLC.

(j)	Reflects the net change in amortization expense of deferred financing costs.

(k)	Pro forma overhead excludes any incremental expenses we will incur as a result of being a publicly traded partnership, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees and incremental insurance costs. We expect these incremental expenses to be approximately $1.3 million per year.

(l)	Reflects the change in interest expense due to the repayment of outstanding debt and the proposed private placement of the senior secured notes. Interest expense on the senior secured notes assumes an interest rate of 7.66%.

(m)	Effect on income taxes provision (benefit) resulting from the change in our structure to a limited partnership. Income and losses of the Partnership will be included in the income tax returns of its unitholders. The Partnership will also have corporate subsidiaries that will be subject to federal and state corporate income taxes.

(n)	The weighted average limited partners’ units outstanding used in the income per unit calculation includes the limited partners’ common and subordinated units and excludes the general partner interest. The weighted average limited partners’ units outstanding for purposes of calculating income per unit for the year ended December 31, 2003 and for the six months ended June 30, 2004 have been adjusted to reflect the common and subordinated units issued in connection with this offering as if these units have been outstanding since January 1, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cornerstone Family Services, Inc.

Bristol, Pennsylvania

We have audited the accompanying consolidated balance sheets of Cornerstone Family Services, Inc. (the “Company”), as of December 31, 2002 and 2003, and the related consolidated statements of operations, common stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cornerstone Family Services, Inc., as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Upon the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets, as described in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for its negative goodwill. Also, as discussed in Note 1, effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments and hedging activities.

Philadelphia, Pennsylvania	/s/ Deloitte & Touche LLP

April 8, 2004

CORNERSTONE FAMILY SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	December 31,		June 30,
	2002	2003	2004
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,559	$5,554	$2,046
Accounts receivable—net of allowance	21,335	22,447	24,293
Prepaid expenses	1,432	1,476	1,280
Merchandise trust receivable	1,754	1,861	—
Other current assets	614	779	757

Total current assets	30,694	32,117	28,376
LONG-TERM ACCOUNTS RECEIVABLE—net of allowance	32,271	33,720	33,548
CEMETERY PROPERTY	153,413	151,200	151,550
PROPERTY AND EQUIPMENT	25,695	23,411	22,455
DUE FROM MERCHANDISE TRUSTS	108,906	109,785	—
MERCHANDISE TRUSTS, restricted, at fair value	—	—	112,672
PERPETUAL CARE TRUSTS, restricted, at fair value	—	—	120,708
DEFERRED FINANCING COSTS—net of accumulated amortization	4,983	3,450	4,086
OTHER ASSETS	331	2,002	7,329

TOTAL ASSETS	$356,293	$355,685	$480,724

LIABILITIES, PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$6,722	$5,988	9,113
Accrued interest	2,370	735	957
Current portion of long-term debt	5,471	7,814	128,971

Total current liabilities	14,563	14,537	139,041
LONG-TERM DEBT	129,261	122,894	1,992
DEFERRED INCOME TAXES	995	1,415	1,214
DEFERRED CEMETERY REVENUES—net	103,580	115,233	119,680
MERCHANDISE LIABILITY	45,155	44,112	41,410
OTHER LIABILITIES	1,055	—	—

Total liabilities	294,609	298,191	303,337

COMMITMENTS AND CONTINGENCIES

NON-CONTROLLING INTEREST IN PERPETUAL CARE TRUSTS	—	—	120,708

REDEEMABLE PREFERRED STOCK (par value $0.01, 12,764, 15,514 and 17,103 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004, respectively)	12,764	15,514	17,103

COMMON STOCKHOLDERS’ EQUITY:
Common stock (par value $0.01, 850,000 and 880,000 shares issued and outstanding at December 31, 2002 and 2003, respectively)	9	9	9
Additional paid-in capital	89,885	91,213	91,213
Accumulated other comprehensive income	(641)	—	—
Employee stock loans	—	(150)	(150)
Retained earnings (deficit)	(40,333)	(49,092)	(51,496)

Total common stockholders’ equity	48,920	41,980	39,576

TOTAL LIABILITIES, PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY	$356,293	$355,685	$480,724

See notes to consolidated financial statements.

CORNERSTONE FAMILY SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
REVENUES:
Cemetery	$73,865	$74,168	$77,978	$37,428	$43,096
Funeral home	961	1,360	1,724	859	1,012

Total revenues	74,826	75,528	79,702	38,287	44,108

COSTS AND EXPENSES:
Cost of goods sold (exclusive of depreciation shown separately below):
Land and crypts	5,946	5,948	4,346	2,404	2,224
Perpetual care	2,404	2,434	2,585	1,279	1,350
Merchandise	3,453	3,634	3,123	1,796	2,622
Selling expense	15,480	15,413	15,584	7,654	9,545
Cemetery expense	16,990	17,191	17,732	8,599	9,734
General and administrative expense	8,594	9,020	9,407	4,617	4,864
Corporate overhead (including $1,178 of stock-based compensation in 2003)	9,892	11,820	12,579	4,704	4,991
Depreciation and amortization	4,337	4,893	5,001	2,373	2,481
Funeral home expense	996	1,343	1,513	741	890

Total costs and expenses	68,092	71,696	71,870	34,168	38,701

OPERATING PROFIT	6,734	3,832	7,832	4,119	5,407

EXPENSES RELATED TO TERMINATED DEBT OFFERING AND REFINANCING	7,000	—	—	—	—

INTEREST EXPENSE	15,550	14,828	11,376	6,067	5,284

INCOME/(LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(15,816)	(10,996)	(3,544)	(1,948)	123

INCOME TAXES (BENEFIT):
State and franchise taxes	(294)	546	1,455	305	714
Federal	(4,945)	(1,453)	1,010	(342)	224

Total income taxes (benefit)	(5,239)	(907)	2,465	(37)	938

LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(10,577)	(10,089)	(6,009)	(1,911)	(815)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (see Note 1)	—	5,934	—	—	—

NET LOSS	$(10,577)	$(4,155)	$(6,009)	$(1,911)	$(815)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS:
Net loss	$(10,577)	$(4,155)	$(6,009)	$(1,911)	$(815)
Less preferred stock dividends	—	(2,264)	(2,750)	(1,308)	(1,593)

	$(10,577)	$(6,419)	$(8,759)	$(3,219)	$(2,408)

See notes to consolidated financial statements.

CORNERSTONE FAMILY SERVICES, INC.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ EQUITY

(In Thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Employee Stock Loans	Retained Earnings (Deficit)	Total Common Stockholders’ Equity	Comprehensive Income (Loss)
BALANCE, January 1, 2001	$9	$89,885	$—	$—	$(23,337)	$66,557	$—
Implementation of FAS 133, net of tax expense of $760	—	—	(1,140)	—	—	(1,140)	(1,140)
Net loss	—	—	—	—	(10,577)	(10,577)	(10,577)
Other comprehensive income—net of tax expense of $920	—	—	(1,380)	—	—	(1,380)	(1,380)

BALANCE, December 31, 2001	9	89,885	(2,520)	—	(33,914)	53,460	$(13,097)

Net loss	—	—	—	—	(4,155)	(4,155)	$(4,155)
Other comprehensive income—net of tax expense of $1,253	—	—	1,879	—	—	1,879	1,879
Dividends paid in kind	—	—	—	—	(2,264)	(2,264)	—

BALANCE, DECEMBER 31, 2002	9	89,885	(641)	—	(40,333)	48,920	$(2,276)

Net Loss	—	—	—	—	(6,009)	(6,009)	$(6,009)
Other comprehensive income	—	—	641	—	—	641	641
Sale of stock	—	1,328	—	(150)	—	1,178	—
Dividends paid in kind	—	—	—	—	(2,750)	(2,750)	—

BALANCE, DECEMBER 31, 2003	$9	$91,213	$—	$(150)	$(49,092)	$41,980	$(5,368)

Net loss (unaudited)	—	—	—	—	(815)	(815)	(815)
Other comprehensive income (unaudited)	—	—	—	—	—	—	—
Dividends paid in kind (unaudited)	—	—	—	—	(1,589)	(1,589)	—

BALANCE, JUNE 30, 2004 (unaudited)	$9	$91,213	$—	$(150)	$(51,496)	$39,576	$(815)

See notes to consolidated financial statements.

CORNERSTONE FAMILY SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
OPERATING ACTIVITIES:
Net loss	$(10,577)	$(4,155)	$(6,009)	$(1,911)	$(815)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Cost of lots sold	5,946	6,723	5,141	2,528	2,671
Depreciation and amortization	4,337	4,893	5,001	2,371	2,481
Stock compensation	—	—	1,178	—	—
Refinancing expense	500	—	—	—	—
Deferred income tax (benefit)	(8,534)	(1,640)	(138)	(890)	(76)
Cumulative effect of change in accounting principle	—	(5,934)	—	—	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(2,474)	2,564	(1,900)	(2,209)	(1,673)
Merchandise trust receivable	6,206	594	(128)	342	—
Due from merchandise trusts	13,533	(1,379)	(170)	(473)	(1,249)
Prepaid expenses	221	(192)	(49)	(443)	196
Other current assets	—	820	(168)	(40)	29
Other assets	793	392	(1,674)	(202)	(6,730)
Accounts payable and accrued and other liabilities	(4,549)	490	(2,367)	(3,423)	3,347
Deferred cemetery revenue	8,014	11,293	11,653	6,555	4,578
Merchandise liability	(827)	(3,427)	(3,224)	(2,543)	(3,126)

Net cash provided (used in) by operating activities	12,589	11,042	7,146	(338)	(367)

INVESTING ACTIVITIES:
Costs associated with potential acquisitions	(924)	—	—	—	—
Costs associated with acquisitions	—	(3,350)	—	—	—
Additions to cemetery property	(2,920)	(2,185)	(1,945)	(1,081)	(2,390)
Acquisitions of property and equipment	(1,922)	(3,378)	(1,184)	(660)	(1,005)

Net cash used in investing activities	(5,766)	(8,913)	(3,129)	(1,741)	(3,395)

FINANCING ACTIVITIES:
Additional borrowings on long-term debt	5,448	4,406	1,543	1,543	4,000
Repayments of long-term debt	(23,459)	(3,148)	(5,565)	(2,778)	(3,746)
Capital contributions	10,000	—	—	—	—

Net cash provided by (used in) financing activities	(8,011)	1,258	(4,022)	(1,234)	254

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,188)	3,387	(5)	(3,313)	(3,508)

CASH AND CASH EQUIVALENTS—Beginning of period	3,360	2,172	5,559	5,559	5,554

CASH AND CASH EQUIVALENTS—End of period	$2,172	$5,559	$5,554	$2,246	$2,046

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid during the period for interest	$16,235	$12,959	$12,918	$5,175	$5,062

Cash paid during the period for income taxes	$2,615	$1,790	$814	$555	$650

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
During 2001, the Company received $500 in non-cash capital contributions.

See notes to consolidated financial statements.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2003 AND FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (unaudited)

1.    NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Cornerstone Family Services, Inc. (the “Company”) is a provider of death care services in the United States. On March 31, 1999, the Company purchased 123 cemeteries and 4 funeral homes from The Loewen Group, Inc. for $188 million and, in accordance with the purchase method of accounting, the assets and liabilities of the 123 cemeteries and 4 funeral homes were adjusted to fair value on the date of acquisition. At December 31, 2003 and June 30, 2004, the Company operated 132 cemeteries and 7 funeral homes located in 12 states.

During 1999, Cornerstone Family Services, LLC contributed $88.8 million to the Company in exchange for 200 newly issued shares of common stock with a par value of $0.01 per share.

Affiliates of McCown De Leeuw & Co., LLC, a private investment firm, and two officers of the Company directly and indirectly own the majority of the Company’s outstanding common stock. During 2001, affiliates of McCown De Leeuw & Co., LLC and other institutional investors purchased $10.5 million of preferred stock from the Company. This additional capital was used by the Company to pay down the Company’s outstanding term loan debt. For the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, the Company paid in-kind dividends of preferred stock to its preferred shareholders of $2.3 million, $2.8 million, $1.3 million and $1.6 million, respectively (see Note 11).

The Company sells cemetery interment rights (including burial lots, mausoleum crypts and lawn crypts) and cemetery merchandise (including markers and vaults) and services (including openings and closings of gravesites and perpetual care). The Company sells these products both at the time of death, or at-need, and prior to the time of death, or pre-need. Personnel at the cemeteries perform interment services and provide management and maintenance of cemetery grounds. Personnel at the Company’s funeral homes provide services relating to funerals, including the use of funeral facilities and motor vehicles. Funeral home merchandise (including caskets and urns) is sold at each funeral home. All funeral homes are located on and connected with a Company cemetery.

Summary of Significant Accounting Policies—Significant accounting policies followed by the Company, as summarized below, are in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation—The consolidated financial statements include the accounts of each of the Company’s subsidiaries and the operations of 12 cemeteries that the Company operates under long term management contracts. Intercompany balances and transactions have been eliminated in consolidation.

Prior to March 31, 2004, the cemeteries that the Company operates under long term management contracts were consolidated in accordance with Emerging Issues Task Force (EITF) Issue No. 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangement. Effective March 31, 2004, the Company adopted FIN 46R (see Note 1, Accounting Change). The Company’s historical policy of consolidating these cemeteries did not change with the adoption of FIN 46R.

Total revenues derived from the cemeteries under long term management contracts totaled (in thousands) approximately $15,791, $17,154, $20,861, $10,446, and $9,892 for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, respectively.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

Interim Financial Data—The interim financial data are unaudited. However, in the opinion of management, the interim financial data as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods as well as the adoption of Financial Accounting Standards Board Interpretation No. 46 and 46R (FIN 46R). The results of operations for interim periods are not necessarily indicative of the results of operations to be expected for a full year.

Cemetery Operations—Sales of at-need cemetery interment rights, merchandise and services are recognized when the service is performed or merchandise is delivered. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101) and the retail land sales provisions of Statement of Financial Accounting Standards No. 66, Accounting for the Sale of Real Estate (SFAS No. 66), revenues from pre-need sales of burial lots and constructed mausoleum crypts and lawn crypts are deferred until at least 10% of the sales price has been collected. At the time of the sale, an allowance for the customer cancellations is established, which reduces the amount of accounts receivable, net and deferred cemetery revenues, net or cemetery revenue recognized, based on management’s estimates of expected cancellations and historical experiences. Historically, the cancelled contracts represent approximately 10% of the pre-need sales (based on contract dollar amounts). Revenues from the pre-need sale of unconstructed mausoleum and lawn crypts are deferred until at least 10% of the sales price has been collected, at which point revenues are recognized using the percentage-of- completion method of accounting, also in accordance with SFAS No. 66. Revenues related to the pre-need sale of merchandise and services are deferred until such merchandise is delivered or such services are performed.

The Company also defers certain pre-need cemetery and prearranged funeral direct obtaining costs that vary with and are primarily related to the acquisition of new pre-need cemetery and prearranged funeral business. Such costs are accounted for under the provisions of SFAS No. 60, Accounting and Reporting by Insurance Enterprises (SFAS No. 60) and are expensed as revenues are recognized.

Costs related to the sales of interment rights include property and other costs related to cemetery development activities that are specifically identified by project. At the completion of a project, costs are charged to operations as revenues are recognized. Costs related to merchandise and services are based on actual costs incurred or estimates of future costs necessary, including provisions for inflation when required.

The Company records a merchandise liability at the time it enters into a pre-need contract with a customer at the estimated cost to purchase the merchandise or provide the service. The merchandise liability is reduced when payment for the merchandise is made by the Company and title to the merchandise is transferred to the customer. Subsequently, the merchandise is either installed or stored, at the direction of the customer, at the vendor’s warehouse or a third-party warehouse at no additional cost to us. The merchandise liability is also reduced when the contracted service is performed by the Company. Allowances for customer cancellations arising from non-payment are provided at the date of sale based upon management’s estimates of expected cancellations and historical experience. Actual cancellation rates in the future may result in a change in estimate. Actual cancellations did not vary significantly from the estimates of expected cancellations at December 31, 2002 and 2003 and June 30, 2004.

Pursuant to state law, a portion of the proceeds from cemetery merchandise or services sold on a pre-need basis is required to be paid into merchandise trusts. The Company defers investment earnings generated by the assets in these merchandise trusts (including realized gains and losses) until the associated merchandise is delivered or the services are performed. The fair value of the funds held in merchandise trusts at December 31,

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

2002 and 2003 and June 30, 2004 were approximately $98.2 million, $113.1 million, and $112.7 million, respectively (see Note 6). In accordance with industry practice for periods ending prior to March 31, 2004, the Company did not consolidate these trust funds in the financial statements as the Company was not considered to have complete controlling financial interest in these trusts and the Company did not bear all of the risks and rewards of these trusts’ assets. However, the principal of the funds held in merchandise trusts was reflected during these periods as due from merchandise trusts at cost on the Company’s consolidated balance sheets and the earnings thereon are reflected in deferred cemetery revenues, net until such principal and earnings are recognized as revenues. As of March 31, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 and 46R (FIN 46R) which resulted in the consolidation of the merchandise trusts on the Company’s consolidated balance sheet at fair value (See Note 1, Accounting Change).

A portion of the proceeds from the sale of cemetery property is required by state law to be paid into perpetual care trusts. Earnings from the perpetual care trusts are recognized in current cemetery revenues and are used to defray cemetery maintenance costs, which are expensed as incurred. Funds held in perpetual care trusts at December 31, 2002 and 2003 and June 30, 2004 were $109.3 million, $121.0 million, and $120.7 million, respectively (see Note 7). As of December 31, 2003, the principal of such perpetual care trust funds generally cannot be withdrawn by the Company and therefore was not included in the consolidated balance sheets as of December 31, 2002 and 2003. As of March 31, 2004, the Company adopted FIN 46 and 46R which resulted in the consolidation of the perpetual care trusts on the Company’s consolidated balance sheet at fair value (See Note 1, Accounting Change).

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2002 and 2003, $1.4 million and $1.7 million, respectively, of cash received from customers that is to be remitted to either perpetual care or merchandise trusts has been reclassified to other current assets in the consolidated balance sheets.

Concentration of Credit Risk—The Company’s revenues and accounts receivable relate to the sale of products and services to a customer base that is almost entirely concentrated in the states where the Company has cemeteries and funeral homes. The Company extends credit based on an evaluation of a customer’s financial condition and it retains a security interest in any merchandise sold pursuant to the pre-need contracts. The consolidated balance sheets contain a provision for cancellations arising from non-payment in amounts determined based on historical experience and the judgment of Company’s management.

Inventories—Inventories, classified as other current assets on the Company’s consolidated balance sheets, include cemetery and funeral home merchandise and are valued at the lower of cost or net realizable value. Cost is determined primarily on a specific identification basis on a first-in, first-out basis. Inventories were approximately $0.7 million at December 31, 2002 and 2003 and June 30, 2004.

Cemetery Property—Cemetery property consists of developed and undeveloped cemetery property and constructed mausoleum crypts and lawn crypts and is valued at cost, which is not in excess of market value.

Property and Equipment—Property and equipment is recorded at cost and depreciated on a straight-line basis. Maintenance and repairs are charged to expense as incurred, whereas additions and major replacements are capitalized and depreciation is recorded over their estimated useful lives as follows:

Buildings and improvements	10 to 40 years
Furniture and equipment	5 to 10 years
Leasehold improvements	over the term of the lease

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

For the years ended December 31, 2001, 2002 and 2003, depreciation expense was $3.0 million, $3.4 million and $3.5 million, respectively. For the six months ended June 30, 2003 and 2004, depreciation expense was $1.7 million and $1.7 million, respectively.

Deferred Cemetery Revenues, Net—Revenues and all costs (including direct obtaining costs) associated with pre-need sales of cemetery merchandise and services are deferred until the merchandise is delivered or the services are performed. In addition, investment earnings generated by the assets included in the merchandise trusts are deferred until the associated merchandise is delivered or the services are performed. Deferred cemetery revenues, net, also includes deferred revenues from pre-need sales that were entered into by entities prior to the acquisition of those entities by the Company, including entities that were acquired by the Company upon its formation. The Company provides for a reasonable profit margin for these deferred revenues (deferred margin) to account for the future costs of delivering products and providing services on pre-need contracts that the Company acquired through acquisition. Deferred margin amounts are deferred until the merchandise is delivered or services are performed.

Merchandise Liability—Merchandise liability accounts for merchandise and services that have been contracted for but not yet delivered or performed. This liability is recorded at the estimated cost and is expensed to cost of goods sold as merchandise is delivered and services are performed.

Negative Goodwill—In connection with an acquisition of cemetery property in 1999, the Company applied the purchase method of accounting and allocated the purchase price to the fair value of the assets acquired and liabilities assumed. This allocation resulted in a net credit which was applied by reducing the noncurrent assets acquired to zero. The remaining excess over cost (also referred to as “negative goodwill”) was deferred and amortized over a 40 year period.

Effective January 1, 2002, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets to account for these intangibles. Under SFAS No. 141, negative goodwill is no longer recorded. The Company recognized a pretax and after-tax gain of $5.9 million related to the elimination of negative goodwill and reported this gain as a cumulative effect of an accounting change in the income statement.

Impairment of Long-Lived Assets—The Company monitors the recoverability of long-lived assets, including cemetery property, property and equipment and other assets, based on estimates using factors such as current market value, future asset utilization, business and regulatory climate and future undiscounted cash flow expected to result from the use of the related assets. The Company’s policy is to evaluate an asset for impairment when events or circumstances indicate that a long-lived asset’s carrying value may not be recovered. An impairment charge is recorded to write-down the asset to its fair value if the sum of future undiscounted cash flows is less than the carrying value of the asset.

Due From Merchandise Trusts—Monies due from merchandise trusts are stated at cost. (See Note 6.)

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The tax effects of temporary differences between income for financial statement and income tax purposes are recognized in the financial statements. The differences arise primarily from receivables, purchase accounting adjustments and depreciation.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

Accounting Change

In January 2003 and December 2003, the FASB issued FASB Interpretation (FIN) No. 46 and No. 46 revised (FIN 46R), Consolidation of Variable Interest Entities: an Interpretation of Accounting Research Bulletin (ARB) No. 51. FIN 46 and FIN 46R clarify the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R further defines the terms related to variable interest entities and clarifies if such entities should be consolidated. FIN 46R applies to enterprises that have a variable interest in variable interest entities and is effective for the first financial reporting period ending after March 15, 2004. The requirements of this interpretation, as revised, are applicable to the Company for the first quarter ending March 31, 2004.

The adoption of FIN 46R resulted in the consolidation of the merchandise trusts (including the funeral trusts) and perpetual care trusts in the Company’s consolidated balance sheet, but did not change the legal relationships among the merchandise trusts and perpetual care trusts, the Company, and its holders of pre-need contracts. To the extent that the customers are the legal beneficiaries of the merchandise trusts, the Company recognizes a non-controlling interest in merchandise trusts. The principal in the perpetual care trusts is required by state law to be held in perpetuity and is not redeemable by the Company or the customers. Accordingly the equity interest in the perpetual care trusts is presented as a non-controlling interest in perpetual care trusts between the liabilities and stockholders’ equity in the Company’s consolidated balance sheet. The adoption of FIN 46R did not impact the Company’s net income or its consolidated statement of cash flows from operating, investing or financing activities.

Both the merchandise and perpetual care trusts hold investments in marketable securities which have been classified as available-for-sale. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, these investments are recorded at their fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of accumulated other comprehensive income in the Company’s consolidated balance sheet. Unrealized gains and losses of the merchandise trusts that are attributable to the Company that have not been earned through the performance of services or delivery of merchandise are reclassified from accumulated other comprehensive income to deferred cemetery revenues, net. Unrealized gains and losses of the merchandise trusts (including the funeral trusts) that are attributable to the non-controlling interest holders are reclassified from accumulated other comprehensive income and recognized as a non-controlling interest in merchandise trusts. Unrealized gains and losses of the perpetual care trusts are reclassified from accumulated other comprehensive income to non-controlling interest in perpetual care trusts.

The Company recognizes realized earnings of the merchandise trusts that are attributable to the Company that have been earned as other income in the Company’s consolidated statement of operations. Realized earnings of the merchandise trusts that are attributable to the Company that have not been earned through the performance of services or delivery of merchandise are recorded in deferred cemetery revenues, net, in the Company’s consolidated balance sheet. Realized earnings of the merchandise trusts (including the funeral trusts) that are attributable to non-controlling interest holders are recognized as a non-controlling interest in merchandise trusts. To the extent of qualifying cemetery maintenance costs, distributable earnings from the perpetual care trusts are recognized in cemetery revenues; otherwise realized earnings of the perpetual care trusts are recognized in other income.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

The cemeteries that the Company operates under long-term management contracts are subject to consolidation in accordance with the provisions of FIN 46R. The Company’s historical policy to consolidate these entities did not change with the adoption of FIN 46R. See Note 1, Principles of Consolidation.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or the normal operation of long-lived assets, except for certain obligations of lessees. The provisions of SFAS No. 143 are required to be applied in years beginning after June 15, 2002. The implementation of SFAS No. 143 had no impact on the Company’s consolidated financial statements for the year ended December 31, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The implementation of SFAS No. 146 had no impact on the Company’s consolidated financial statements for the year ended December 31, 2003.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 had no effect on the Company’s consolidated financial statements for the year ended December 31, 2003.

In March 2004, the EITF ratified Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-01). EITF 03-01 provides guidance on the recognition and measurement of other-than-temporary impairments of debt and equity investments and requires certain disclosures related to unrealized losses. The recognition and measurement provisions of EITF 03-01 are effective for reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 will not have a material impact on the Company’s consolidated financial statements.

Use of Estimates—Preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting periods. As a result, actual results could differ from those estimates. The most significant estimates in the financial statements are the allowance for cancellations, merchandise liability, deferred margin, deferred merchandise trust investment earnings, deferred obtaining costs and income taxes. Deferred margin, deferred merchandise trust investment earnings and deferred obtaining costs are included in deferred cemetery revenues, net, on the consolidated balance sheets.

Reclassifications—Certain amounts in the consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 have been reclassified to conform to the presentation in the financial statements for the six months ended June 30, 2004.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

Segment Reporting and Related Information—The Company has one reportable segment, death care services.

Disclosure of reported segment revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(In Thousands)
				(unaudited)
Revenues:
Cemetery:
Sales	$39,681	$38,367	$40,625	$18,927	$24,619
Services and other	21,302	21,190	22,405	13,848	11,986
Investment income, including realized gains from merchandise trusts and receivables	9,267	9,796	11,878	2,824	5,151
Deferred margin, recognized	3,615	4,815	3,070	1,829	1,340

	73,865	74,168	77,978	37,428	43,096
Funeral home revenues	961	1,360	1,724	859	1,012

Total revenues	$74,826	$75,528	$79,702	$38,287	$44,108

Derivative Instruments and Hedging Activities—Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, amend the accounting and reporting standards of SFAS No. 133 and were adopted by the Company concurrently with the SFAS No. 133.

SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. The adoption of SFAS No. 133 on January 1, 2001 did not have an impact on the Company’s consolidated results of operations and resulted in approximately $1.1 million being recognized in other comprehensive income for the cumulative effect of a change in accounting principle. The notional amounts of derivative financial instruments do not represent amounts exchanged between parties and, therefore, are not a measure of the Company’s exposure resulting from its use of derivatives. The amounts exchanged are calculated based upon the notional amounts as well as other terms of the instrument, such as interest rates.

2.    ACQUISITIONS

In February 2002, the Company acquired Valhalla Cemetery and Funeral Home. This acquisition was accounted for under the purchase method of accounting and the purchase price, including transaction costs, was allocated to the assets based upon their respective fair values as of the purchase date.

A summary of assets acquired and liabilities assumed for the above acquisition was as follows:

(In Thousands)
Cemetery property	$1,685
Property and equipment	100
Due from merchandise trusts	645
Accounts receivable	700
Other assets	867
Merchandise liability	(1,538)
Deferred cemetery revenues, net	(1,079)

Purchase price	$1,380

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

No acquisitions took place during the years ended December 31, 2001 or 2003, or the six months ended June 30, 2004.

3.    LONG-TERM ACCOUNTS RECEIVABLE, NET OF ALLOWANCE

Long-term accounts receivable, net, consist of the following:

	December 31,		June 30,
	2002	2003	2004
	(In Thousands)
			(unaudited)
Customer receivables	$71,744	$73,473	$75,113
Unearned finance income	(10,101)	(8,500)	(7,911)
Allowance for contract cancellations	(8,037)	(8,806)	(9,361)

	53,606	56,167	57,841
Less current portion—net of allowance	21,335	22,447	24,293

Long-term portion—net of allowance	$32,271	$33,720	$33,548

Activity in the allowance for contract cancellations is as follows:

	December 31,		June 30,
	2002	2003	2004
	(In Thousands)
			(unaudited)
Balance—Beginning of period	$6,560	$8,037	$8,806
Reserve on acquired contracts	95	—	—
Provision for cancellation	7,917	7,515	3,707
Charge-offs—net	(6,535)	(6,746)	(3,152)

Balance—End of period	$8,037	$8,806	$9,361

4.    CEMETERY PROPERTY

Cemetery property consists of the following:

	December 31,		June 30,
	2002	2003	2004
	(In Thousands)
			(unaudited)
Developed land	$24,520	$22,992	$22,414
Undeveloped land	98,081	98,075	98,081
Mausoleum crypts and lawn crypts	30,812	30,133	31,055

Total	$153,413	$151,200	$151,550

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

5.    PROPERTY AND EQUIPMENT

Major classes of property and equipment follow:

	December 31,		June 30,
	2002	2003	2004
	(In Thousands)
			(unaudited)

Buildings and improvements	$20,177	$20,656	$20,715
Furniture and equipment	16,302	17,001	17,695

	36,479	37,657	38,410
Less: accumulated depreciation	(10,784)	(14,246)	(15,955)

Property and equipment—net	$25,695	$23,411	$22,455

6.    PRE-NEED MERCHANDISE AND SERVICES, DUE FROM MERCHANDISE TRUSTS AND MERCHANDISE TRUSTS

Cemetery—In connection with the pre-need sale of cemetery interment rights, merchandise and services, the customer typically enters into an installment contract with the Company. The contract is usually for a period not to exceed 60 months with payments of principal and interest required. Interest is imputed at a market rate for contracts that do not bear a market rate of interest (at rates up to 5.75% during the year ended December 31, 2003 and the six months ended June 30, 2004). The Company establishes an allowance for cancellations due to non-payment at the date of sale based on historic experience and management’s estimates. The allowance is reviewed quarterly and changes in estimates are reflected for current and prior contracts as a result of recent cancellation experience. Actual cancellation rates in the future may result in a change in estimate.

The Company evaluates the collectibility of the assets held in merchandise trusts for impairment when the fair values of the assets are below the recorded asset balance. Assets are deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts from the merchandise trust at the time such amounts are due. In those instances when the amount is deemed to be impaired, the merchandise trust is reduced to the currently estimated recoverable amount with a corresponding reduction to the associated deferred cemetery revenues balance. There is no income statement impact as long as deferred revenues are not below the estimated costs to deliver the underlying products or services. If the deferred revenue were to decrease below the estimated cost to deliver the underlying products or services, the Company would record a charge to earnings.

Amounts in merchandise trust receivable represent the current portion of the amounts in the merchandise trusts.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

At December 31, 2002 and 2003 the cost and market value associated with the assets held in merchandise trusts follows:

	2002		2003
	(In Thousands)
	Cost	Market	Cost	Market
Short-term investments	$17,418	$17,418	$7,092	$7,092
Fixed maturities	51,490	50,662	60,054	61,372
Equity securities	39,998	31,453	42,639	44,624

	$108,906	$99,533	$109,785	$113,088

At March 31, 2004, in accordance with FIN 46R, the Company consolidated the merchandise trusts. As a result the Company recorded the merchandise trusts as trust investments by reclassifying the amounts previously in “merchandise trust receivable,” approximately $2.6 million at March 31, 2004, and “due from merchandise trusts,” approximately $112.3 million at March 31, 2004, into “merchandise trusts, restricted at fair value.” Additionally, the Company increased the “merchandise trusts, restricted, at fair value” account by $5.2 million to reflect the previously unrecognized net unrealized gains on investments held by the merchandise trusts as of March 31, 2004. The offset to this amount was initially recorded in other comprehensive income and then reclassified to deferred revenues.

At June 30, 2004, the cost and market value associated with the assets held in merchandise trusts follows:

	June 30, 2004
	(In Thousands)
	(unaudited)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market
Short-term investments	$5,631	—	—	$5,631
Fixed maturities
U.S. Government and federal agency	3,110	$8	$56	3,062
U.S. State and local government and agency	1,774	5	35	1,744
Corporate debt securities	4,620	97	119	4,598
Other debt securities	65,060	737	1,687	64,110

Total fixed maturities	74,564	847	1,897	73,514

Equity securities	32,689	1,532	694	33,527

	$112,884	$2,379	$2,591	$112,672

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

An aging of unrealized losses on the Company’s investments in fixed maturities and equity securities at June 30, 2004 is presented below:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)		(In Thousands)		(In Thousands)
Fixed maturities:
U.S. Government and federal agency	$2,243	$56	—	—	$2,243	$56
U.S. State government and agency	1,212	35	—	—	1,212	35
Corporate debt securities	2,392	119	—	—	2,392	119
Other debt securities	56,238	1,687	—	—	56,238	1,687

Total fixed maturities	62,085	1,897			62,085	1,897
Equity securities	7,438	213	1,238	481	8,676	694

Total	$69,523	$2,110	$1,238	$481	$70,761	$2,591

The Company considers various factors when considering if a decline in fair value of an asset is other than temporary, including but not limited to the length of time and magnitude of the unrealized loss; the volatility of the investment; the credit ratings of the issuers of the investments; and the Company’s intentions to sell or ability to hold the investments. At June 30, 2004 the Company has concluded that the declines in the fair values of the Company’s investments in fixed maturities and equity securities held by the merchandise trusts are temporary.

At December 31, 2002 and 2003 and June 30, 2004, realized investment earnings related to funds held in merchandise trusts that were deferred were $14.2 million, $16.9 million, and $18.1 million , respectively. The realized investment earnings recognized in the consolidated statements of operations as cemetery revenues related to these merchandise trusts were $2.8 million, $3.2 million, $5.1 million, $1.9 million and $1.6 million, for the years ended December 31, 2001, 2002, and 2003 and the six months ended June 30, 2003 and 2004, respectively.

Funeral Home—Prearranged funeral home services provide for future funeral home services generally determined by prices prevailing at the time that the contract is signed. A portion of the payments made under funeral home pre-need contracts is placed in funeral trusts. Amounts used to defray the initial cost of administration are not placed in trust. The balance of the amounts in the trusts totaled approximately $0.7 million at December 31, 2002 and 2003, and June 30, 2004 and are included within the merchandise trusts above. Funeral trust principal, together with investment earnings retained in trust, are deferred until the service is performed. Upon performance of the contracted funeral home service, the Company recognizes the funeral trust principal amount together with the accumulated trust earnings as funeral home revenues.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

7.    PERPETUAL CARE TRUSTS

At December 31, 2002 and 2003, the perpetual care trusts, which are not reflected on the Company’s consolidated balance sheets, are stated at estimated fair value and were composed of the following investment categories:

	December 31,
	2002	2003
	(In Thousands)
Short-term investments	$5,079	$5,142
Fixed maturities	81,548	89,795
Equity securities	22,152	25,393
Other	501	493

Total	$109,280	$120,823

At March 31, 2004, in accordance with FIN 46R, the Company consolidated the perpetual care trusts. As a result, the Company now records the perpetual care trusts, at fair value, as trust investments.

At June 30, 2004 the cost and market value associated with the assets held in perpetual care trust follows:

	June 30, 2004
	(In Thousands)
	(unaudited)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market
Short-term investments	$4,855	—	—	$4,855
Fixed maturities
U.S. Government and federal agency	3,633	$27	$55	3,605
U.S. State and local government and agency	1,947	11	26	1,932
Corporate debt securities	8,843	346	198	8,991
Other debt securities	78,974	1,193	3,899	76,268

Total fixed maturities	93,397	1,577	4,178	90,796

Equity securities	22,723	2,367	33	25,057

	$120,975	$3,944	$4,211	$120,708

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

An aging of unrealized losses on the Company’s investments in fixed maturities and equity securities at June 30, 2004 held in perpetual care trusts is presented below:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)		(In Thousands)		(In Thousands)
Fixed maturities:
U.S. Government and federal agency	$2,099	$55	—	—	$2,099	$55
U.S. State government and agency	1,189	26	—	—	1,189	26
Corporate debt securities	3,975	198	—	—	3,975	198
Other debt securities	8,007	3,899	—	—	8,007	3,899

Total fixed maturities	15,270	4,178	—	—	15,270	4,178

Equity securities	920	32	29	1	949	33

Total	$16,190	$4,210	$29	$1	$16,219	$4,211

The Company considers various factors when considering if a decline in fair value of an asset is other than temporary, including but not limited to the length of time and magnitude of the unrealized loss; the volatility of the investment; the credit ratings of the issuers of the investments; and the Company’s intentions to sell or ability to hold the investments. At June 30, 2004 the Company has concluded that the declines in the fair values of the Company’s investments in fixed maturities and equity securities held in perpetual care trusts are temporary.

The Company recorded income from perpetual care trusts of $6.6 million, $6.6 million, $6.8 million, $3.8 million and $3.5 million for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively. This income is classified as cemetery revenues in the consolidated statements of operations.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

8.    LONG-TERM DEBT

The following is a summary of debt outstanding at:

	December 31,		June 30,
	2002	2003	2004
	(In Thousands)
			(unaudited)
Term loan, due June 30, 2005 (interest rate at December 31, 2002 and 2003 and June 30, 2004—8.0%)	$111,550	$106,550	$103,096
Revolving credit facility, due June 30, 2005 (interest rate at December 31, 2002—5.50%, 2003—5.17% and June 30, 2004—8.0%)	20,000	21,500	25,500
Note payable, due July 1, 2006, less unamortized discount of $135, $97 and $87 at December 31, 2002 and 2003 and June 30, 2004, respectively (interest rate—5.20%)	824	603	490
Note payable, due July 1, 2006, less unamortized discount of $228, $162 and $146 at December 31, 2002 and 2003, and June 30, 2004 respectively (interest rate—5.20%)	1,511	1,577	1,608
Note payable, due 2004 (non-interest bearing, imputed interest between 5.25% and 8.30%)	188	381	172
Note payable, due 2005 (non-interest bearing, imputed interest between 5.25% and 8.30%)	635	86	86
Note payable, due 2006 (non-interest bearing, imputed interest 5.0%)	—	5	5
Note payable, due 2007 (non-interest bearing, imputed interest 5.0%)	24	6	6

Total	134,732	130,708	130,963
Less current portion	5,471	7,814	128,971

Long-term portion	$129,261	$122,894	$1,992

On March 31, 1999, the Company entered into a $200.0 million credit facility with a group of banks and Wachovia Bank, formerly First Union National Bank, as administrative and collateral agent. The credit facility consisted of a $100.0 million term loan and a $100.0 million revolving credit facility. The proceeds of the term loan and $27.5 million of the revolving credit facility were used by the Company to finance the acquisition of 123 cemeteries and 4 funeral homes from The Loewen Group, Inc. (see Note 1). The proceeds from subsequent borrowings under the revolving credit facility can be used for general corporate purposes. All of the Company’s obligations under this credit facility are unconditionally guaranteed by each of the Company’s existing and future domestic subsidiaries. The Company has pledged its ownership interest and, where allowable for statutory purposes, cemetery property in each of its existing subsidiaries as collateral for the loans. The credit facility includes certain restrictive covenants, including a limitation on dividends on, and redemptions and repurchases of, capital stock.

On December 27, 2001, the Company entered into a second amended and restated credit agreement. As part of this amendment, the Company repaid $10.0 million of its term loan and $10.0 million under its revolving credit facility. In addition, $26.8 million of the revolving loan was converted and added to the outstanding term

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

loan, and the revolving loan commitment was reduced to $30.0 million. As of December 31, 2002, the amount outstanding on the term loan was $112.0 million, of which $37.0 million was not hedged by the interest rate swap and was subject to variable interest rates averaging approximately 8% each year. As of December 31, 2003 and June 30, 2004, the amount outstanding on the term loan was $106.5 million and $103.1 million, respectively. As of December 31, 2002 and 2003, and June 30, 2004 the amounts outstanding on the revolving loan were $20.0 million and $21.5 million and $25.5 million, respectively. The amounts available on the revolving loan were $10.0 million at December 31, 2002, $8.5 million at December 31, 2003 and $4.5 million at June 30, 2004.

On April 8, 2004, the Company entered into a sixth amendment to its amended and restated credit agreement. This amendment extends the Company’s existing revolving credit facility maturity date to June 2005 from September 2004. This amendment also changes the quarterly principal payments on the term loan from $7.5 million per quarter beginning June 2004 through March 31, 2005 and $21.5 million per quarter beginning April 1 through December 31, 2005 with the balance to be paid in full March 31, 2006 to $1.25 million due on March 2004 and $2.0 million due quarterly from June 2004 through March 2005 with the remainder due June 2005. The Company has paid approximately $1.3 million in fees to the banks in connection with this refinancing.

At December 31, 2003, based on the amendment dated April 8, 2004, the term loan and the revolving credit facility will result in future payments in the following amounts:

(In Thousands)
2004	$7,250
2005	120,800

Total	$128,050

At June 30, 2004 the term loan and the revolving credit facility are within one year of coming due. The Company has therefore reclassified this debt to current. Management is currently in the process of refinancing the debt and issuing common units representing limited partner interests in connection with the proposed initial public offering of StoneMor Partners L.P. (unaudited) (See Note 19).

Deferred financing costs as of December 31, 2003 consisted of approximately $10.6 million of debt issuance costs, less accumulated amortization of approximately $7.1 million. These costs were incurred in connection with the issuance and syndication of the Company’s debt during October 1999 and are being amortized over a period of seven years.

In accordance with the credit facility agreement requirements, the Company entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its floating rate long-term debt. At December 31, 2002, the Company had an interest rate swap agreement with First Union National Bank (now known as Wachovia Bank) having a total notional principal amount of $75.0 million. This agreement, which matured February 28, 2003, effectively changed the Company’s interest rate exposure on its $75.0 million floating-rate notes to a fixed 10.99%. During March 2003, the Company entered into an interest rate cap agreement with Wachovia Bank that caps the LIBOR interest rate at 6% on the notional amount of $55.0 million until June 2004. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate cap agreement. However, the Company does not anticipate nonperformance by the counterparty.

In accordance with SFAS No. 133, the Company accounted for the interest rate swap as a cash flow hedge whereby the fair value of the interest rate swap is reflected as a liability in the accompanying consolidated balance sheet with the offset recorded to other comprehensive income. The estimated fair value of the interest rate swap based on quoted market prices, was an after-tax charge to comprehensive income of approximately $0.6 million as of December 31, 2002. The timing of the swap is simultaneous with the timing of the variable

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

interest payments. Therefore, interest expense in the accompanying consolidated financial statements includes amounts related to the underlying hedged debt and to the swap. The swap matured in February 2003. The Company did not account for the interest rate cap as a hedging transaction, therefore any change in fair value will be recorded in current earnings. The fair value of the interest rate cap at December 31, 2003 and June 30, 2004 was approximately $1,000 and $0, respectively.

Since its inception in April 1999, the Company has made several acquisitions and entered into a number of promissory notes payable in connection with the acquisitions.

At December 31, 2003, the notes payable will result in future payments in the following amounts:

(In Thousands)
2004	$564
2005	266
2006	1,828

Total	$2,658

9.    INCOME TAXES

The Company files a consolidated federal income tax return.

Income tax expense (benefit) consisted of the following:

	Year Ended December 31,
	2001	2002	2003
	(In Thousands)
Current:
Federal	$82	$(82)	$35
State and local	991	789	1,662

	1,073	707	1,697

Deferred:
Federal	(5,027)	(1,371)	975
State and local	(1,285)	(243)	(207)

	(6,312)	(1,614)	768

Total taxes (benefit)	$(5,239)	$(907)	$2,465

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

The differences between the U.S. federal statutory income tax rate and the Company’s effective rate were as follows:

	Year Ended December 31,
	2001	2002	2003
	(In Thousands)
Computed tax provision at the applicable federal statutory income tax rate	$(5,535)	$(1,773)	$(915)
State and local taxes—net of federal income tax benefits	(191)	355	1,415
Tax exempt losses	148	1,463	1,963
Acquisition interest	856	(577)	(329)
Change in valuation allowance	—	—	368
Other	(517)	(375)	(37)

Income taxes (benefit)	$(5,239)	$(907)	$2,465

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

	December 31,
	2002	2003
	(In Thousands)
Inventories and cemetery property, principally due to purchase accounting adjustments	$25,253	$23,729
Accrued expenses	6,209	6,244
Deferred cost adjustments	3,961	3,190

Deferred tax liabilities	35,423	33,163

Property, plant and equipment, principally due to depreciation and to purchase accounting adjustments	3,515	4,039
Receivables, principally due to sales of cemetery interment rights and related products and services (1)	10,067	6,502
Prepaid expenses	1,484	546
Deferred revenue adjustments	10,347	12,304
Derivative financial instrument	422	—
State net operating loss	4,958	5,115
Federal net operating loss	7,124	7,064
Alternative minimum tax credit	—	35

Subtotal	37,917	35,605
Valuation allowance	(3,489)	(3,857)

Deferred tax assets	34,428	31,748

Net deferred tax liabilities	$995	$1,415

(1)	This deferred tax liability/asset relates to the differences in revenue recognition between book and tax purposes with respect to sales of pre-need cemetery products and services, including merchandise trusts, deferred margin and merchandise liabilities.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

As of December 31, 2003, the Company had a federal net operating loss carryover of approximately $20.2 million, which will begin to expire in 2019. As of December 31, 2003, the Company also had a state net operating loss carryforward of approximately $72.5 million, which will begin to expire in 2004.

The provision for income taxes for the six months ended June 30, 2003 and 2004 is based upon the estimated annual effective tax rates expected to be applicable to the Company for 2003 and 2004, respectively.

10.    DEFERRED CEMETERY REVENUES—NET

In accordance with SAB No. 101, the Company defers the revenues and all direct costs associated with the sale of pre-need cemetery merchandise and services until the merchandise is delivered or the services are performed. The Company also defers the costs to obtain new pre-need cemetery and new prearranged funeral business as well as the investment earnings on the prearranged services and merchandise trusts (see Note 1).

At December 31, 2002 and 2003 and June 30, 2004, deferred cemetery revenues, net, consisted of the following:

	December 31,		June 30, 2004
	2002	2003
	(In Thousands)
			(unaudited)
Deferred cemetery revenue	$94,597	$113,578	$122,068
Deferred merchandise trust income	14,151	16,972	18,184
Deferred margin	32,095	29,023	27,683
Deferred cost of goods sold	(15,836)	(18,795)	(19,835)
Deferred selling and obtaining costs	(21,427)	(25,545)	(28,420)

	$103,580	$115,233	$119,680

11.    CUMULATIVE REDEEMABLE PREFERRED STOCK AND COMMON STOCK WARRANTS

On December 27, 2001, the Company issued 10,500 shares of its 20% Non-Voting Cumulative Redeemable Preferred Stock (“Preferred Stock”) together with 28 warrants (“Warrants”) (see Note 19) to its majority owner and other minority investors to purchase shares of Common Stock for $10.5 million (less $500,000 in transactions costs). Dividends on the Preferred Stock are payable quarterly at a rate of 5% and are payable in cash or in additional shares of Preferred Stock (payments-in-kind dividends or “PIK”), at the option of the Company. In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each holder of a Preferred Share shall be entitled to receive with respect to such Preferred Share, before any distribution is made to or set aside for the holders of Common Stock, an amount equal to $1,000 per Preferred Share, plus all dividends accrued and unpaid as of the distribution date. As of December 31, 2003 and the six months ended June 30, 2004, all dividend payments have been made in the form of PIKs.

The Company may, at its option, redeem all or any portion of the outstanding Preferred Shares for a sum equal to $1,000 per Preferred Share plus an amount equal to all accrued and unpaid dividends on such shares through the date fixed by the Board of Directors for such redemption. Subject to the terms of the credit facility agreement (Note 8), the Company is obligated to redeem all or a portion of the outstanding Preferred Stock in the occurrence of certain events including to the extent of the net sales proceeds from any public offering of securities by the Company.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

The Warrants were issued with an exercise price of $0.01 per share, entitle the holder to purchase one share of Common Stock and expire on December 27, 2011. No portion of the proceeds was allocated to the warrants on the issuance date as the fair value of the warrants was insignificant.

12.    STOCK PURCHASE PROGRAM

During 2003, certain directors, officers, and employees purchased an aggregate of 3.0% of the outstanding common stock of the Company (computed on a fully diluted basis) for an aggregate amount equal to the appraised fair market value of the purchased common stock as of January 1, 2003, and paid for such shares by executing promissory notes for $150,000. The promissory notes are secured by the common stock purchased, are full recourse to the purchasers and bear interest at 5.0% per annum. Due to the proximity of this stock sale to the prospective initial public offering of StoneMor Partners L.P. (see Note 14), the fair market value of the shares was determined to be approximately $1.35 million based on the Company’s current estimate of the value of the subordinated limited partner units into which its outstanding common shares will be converted. Accordingly, during the year ended December 31, 2003, the Company recorded compensation expense of approximately $1.2 million representing the fair value of these shares of approximately $1.35 million less the loans of $150,000. The promissory notes are reported in the consolidated financial statements as a reduction of shareholders’ equity.

13.    RETIREMENT PLANS

The Company has a 401(k) retirement savings plan for employees who may defer up to 15% of their compensation. The Company does not currently match any of the employee contributions.

14.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK

Fair value of the Company’s debt at December 31, 2002 and 2003 and June 30, 2004 was approximately $134.7 million, $130.7 million, and $131.0 million respectively.

The fair value of the fixed rate long-term borrowings was estimated by discounting the future cash flow, including interest payments, using rates currently available for debt of similar terms and maturity, based on the Company’s credit standing and other market factors. The carrying value of the Company’s revolving credit agreement approximates fair value because the rate on such agreement is variable, based on current market conditions.

The fair value of the Company’s interest rate swap at December 31, 2002, based on quoted market prices, was approximately $1.1 million, and is reported as a reduction of other comprehensive income, net of taxes. The interest rate swap expired during February 2003. The Company’s interest rate cap entered into during 2003 was worth approximately $1,000 at December 31, 2003 and $0 at June 30, 2004.

It is not practicable to estimate the fair value of receivables due on pre-need cemetery contracts or prearranged funeral home contracts (other than funds held in merchandise trusts of $98.2 million at December 31, 2002 and $109.6 million at December 31, 2003 and $112.7 million at June 30, 2004; and prearranged funeral trusts of $0.7 million at December 31, 2002 and $0.7 million at December 31, 2003 and $0.7 million at June 30, 2004) without incurring excessive costs because of the large number of individual contracts with varying terms.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

The Company grants credit in the normal course of business and the credit risk with respect to these pre-need cemetery and prearranged funeral home receivables due from customers is generally considered minimal because of the wide dispersion of the customers served. Procedures are in effect to monitor the creditworthiness of customers and bad debts have not been significant in relation to the volume of revenues.

Customer payments on prearranged funeral contracts that are placed in funeral trusts generally do not subject the Company to collection risk.

15.    COMMITMENTS AND CONTINGENCIES

Legal—The Company is party to legal proceedings in the ordinary course of its business but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

During December 2002, the Company entered into a settlement agreement with Alderwoods Group, Inc. (“Alderwoods”) (formerly The Loewen Group, Inc.) related to the dispute concerning the working capital and trust adjustment contained in the purchase agreement between the two companies dated March 31, 1999. The Company and two of its officers were required to pay Alderwoods a total of $2.8 million. The Company’s share of the settlement totaled $2.0 million, of which $0.6 million was paid in December 2002 and $1.4 million was paid in January 2003. The amounts accrued and paid by the Company have been added to cemetery property as an adjustment of the original purchase price.

Leases—At December 31, 2002 and 2003, the Company was committed to operating lease payments for premises (the corporate headquarters was leased from a related party during the years ended December 31, 2002 and 2003; see Note 18), automobiles and office equipment under various operating leases with initial terms ranging from one to five years and options to renew at varying terms. Expenses under operating leases were $0.6 million, $0.6 million, $0.7 million, $0.3 million, and $0.3 million for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively.

At December 31, 2003, operating leases will result in future payments in the following approximate amounts:

(In Thousands)
2004	$212
2005	87
2006	85
2007	85
2008	59

Total	$528

16.     EXPENSES RELATED TO TERMINATED DEBT OFFERING AND REFINANCING

During 2001, the Company considered a high-yield debt offering for approximately $125.0 million and decided instead to refinance its bank credit facility. The Company recognized $7.0 million of expenses in the year ended December 31, 2001 related to cancellation of the debt offering and the refinancing. The $7.0 million was comprised of approximately $5.2 million of professional and administrative fees and approximately $1.8 million of bank amendment fees.

CORNERSTONE FAMILY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Each of the Three Years in the Period Ended December 31, 2003 and For the Six Months Ended

June 30, 2003 and 2004 (unaudited)

17.    EXPENSES RELATED TO TERMINATED ACQUISITION

During 2002, the Company determined that it was unlikely that the purchase of a specific group of cemeteries would take place. Accordingly, the Company wrote off the deferred costs associated with this potential acquisition in the amount of approximately $1.3 million during the year ended December 31, 2002.

18.    RELATED PARTY TRANSACTIONS

The Company is party to an agreement with its majority shareholder, whereby the majority shareholder provides various services to the Company. The agreement requires minimum yearly payments of $0.5 million plus certain out of pocket expenses. The Company expensed $0.5 million each year for the years ended December 31, 2002 and 2003 as a result of this agreement.

During February 2002, a partnership consisting of eleven executives of the Company purchased the Company’s corporate headquarters. The partnership entered into a lease with the Company for a ten-year period under the same lease terms as the previous lease. Expenses paid by the Company in connection with this lease amounted to approximately $0.3 million and $0.4 million during the years ended December 31, 2002 and 2003, respectively. During January 2004, the partnership sold the Company’s corporate headquarters to an independent third party. The lease was assigned to the third party at the time of sale with a reduction in yearly lease expense and a 10-year lease term.

19.    SUBSEQUENT EVENTS

On February 25, 2004, the Company’s board of directors approved a proposal to amend the Certificate of Incorporation to increase the number of authorized shares of common stock from 1,000 shares to 5,000,000 shares. The holder of the original 200 shares of common stock outstanding will automatically become the holder of 850,000 shares (see Note 1); the holders of 6.997 shares of common stock will automatically become the holders of 30,000 shares (see Note 12); and the holders of the warrants to purchase up to 28 shares of common stock will automatically become the holders of warrants to purchase up to 120,000 shares (see Note 11). The amendment had no effect on the par value of the common stock. During August 2004, all of the holders of the warrants exercised their warrants and purchased an aggregate of 120,000 shares of the Company’s common stock. Each share of common stock was purchased at $0.01 per share (unaudited).

On April 2, 2004, the Company and a newly formed, wholly owned subsidiary of the Company together formed a Delaware limited partnership, StoneMor Partners L.P. (the “Partnership”), for the purpose of a proposed initial public offering by the Partnership of common units representing limited partner interests. In connection with the Partnership’s proposed offering, the Company intends to contribute to the Partnership substantially all of the assets and business owned and operated by the Company. This transfer represents a reorganization of entities under common control and will be recorded at historical cost. The Partnership has filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the proposed offering. If completed, the offering is expected to generate approximately $71.7 million in gross proceeds to the Partnership, before deducting underwriting discounts, structuring fees and estimated offering expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To StoneMor Partners L.P.

Bristol, Pennsylvania

We have audited the accompanying balance sheet of StoneMor Partners L.P. (the “Company”) as of April 6, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of April 6, 2004, in conformity with accounting principles generally accepted in the United States of America.

April 8, 2004	/s/ Deloitte and Touche LLP

Philadelphia, Pennsylvania

STONEMOR PARTNERS L.P.

BALANCE SHEET

April 6, 2004

ASSET
Cash	$1,000

PARTNERS’ EQUITY
Limited partner’s equity	$980
General partner’s equity	20

Total partners’ equity	$1,000

See Note to Financial Statements

Note 1:    Nature of Operations

StoneMor Partners L.P. (the “Partnership”) is a Delaware limited partnership formed on April 2, 2004, to acquire substantially all of the assets and assume substantially all of the liabilities of Cornerstone Family Services, Inc. and its subsidiaries (collectively, the “Company”). The Partnership’s general partner is StoneMor GP LLC (the “General Partner”). The General Partner and the limited partner are affiliates of the Company.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests, to other affiliates of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members

of StoneMor GP LLC

Bristol, Pennsylvania

We have audited the accompanying balance sheet of StoneMor GP LLC (the “Company”) as of April 6, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of April 6, 2004, in conformity with accounting principles generally accepted in the United States of America.

April 8, 2004	/s/ Deloitte and Touche LLP

Philadelphia, Pennsylvania

STONEMOR GP LLC

BALANCE SHEET

April 6, 2004

ASSET
Cash	$80
Investment in StoneMor Partners L.P.	20

$100

MEMBERS’ EQUITY
Members’ Equity	$100

See Note to Financial Statements

Note 1:    Nature of Operations

StoneMor GP LLC (the “General Partner”), is a Delaware limited liability company and the sole general partner of StoneMor Partners L.P. (the “Partnership”). The General Partner is owned by an affiliate of the Partnership. The General Partner owns a 2% general partner interest in the Partnership.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

STONEMOR PARTNERS L.P.

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF STONEMOR PARTNERS L.P.

This FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF STONEMOR PARTNERS L.P., dated as of             , 2004, is entered into by and between StoneMor GP LLC, as the General Partner, and Cornerstone Family Services LLC, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

“Accretion Test” has the meaning assigned to such term in Section 5.7(d).

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i)    Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(ii)    If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period, but only to the extent that outstanding Working Capital Borrowings exceed $5.0 million as a result of such net increase, (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, (iii) the amount, if any, by which the aggregate principal amount withdrawn from merchandise trusts during such period exceeds the aggregate amount deposited into merchandise trusts with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, but only to the extent that such decrease would reduce outstanding Working Capital Borrowings to an amount not less than $5.0 million, (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium, and (iii) the amount, if any, by which the aggregate amount deposited into merchandise trusts with respect to such period exceeds the aggregate principal amount withdrawn from merchandise trusts with respect to such period; provided, however, that the limitations on the effect of net increases and net decreases in Working Capital Borrowings set forth in the second subclause of each of clauses (a)(i) and (b)(i) above shall be inoperative and of no further effect with respect to any period after September 30, 2006. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clauses (a)(i) and (a)(ii) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., as it may be amended, supplemented or restated from time to time.

“Assignee” means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)    the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b)    the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” shall not include cash and other investments held in merchandise trusts and perpetual care trusts and “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or

Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the Commonwealth of Pennsylvania shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any Partnership Interest shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, mausoleum crypts, lawn crypts, funeral homes and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“CFSI LLC” means CFSI LLC, a Delaware limited liability company, formerly known as Cornerstone Family Services Inc.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“Claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” has the meaning assigned to such term in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commenced Commercial Service” and “Commencement of Commercial Service” shall mean the date a Capital Improvement is first put into service following completion of construction and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of                 , 2004, among CFSI LLC, the General Partner, the Partnership and the Operating Company, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

“Cornerstone Family Services LLC” means Cornerstone Family Services LLC, a Delaware limited liability company.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” has the meaning assigned to such term in Section 15.1(a).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.5125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.5125 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the

Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means StoneMor GP LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12 has the meaning assigned to such term in Section 7.12(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its membership interests in the Operating Company to the Partnership pursuant to the Contribution Agreement, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, fiduciary or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, (e) any Person who is or was

serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means the General Partner (with respect to the Common Units, Subordinated Units and Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, (ii) sales or other dispositions of excess cemetery property in an aggregate amount not to exceed $1.0 million in any four-Quarter period, and (iii) sales or other dispositions of assets as part of normal retirements or replacements; provided, however, that, from time to time following the first anniversary of this Agreement, the General Partner, with the approval and consent of the Conflicts Committee, may increase the amount in clause (c)(ii) above by such amounts as it may determine in connection with Acquisitions or Capital Improvements.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“McCown De Leeuw” means McCown De Leeuw & Co. IV, L.P., a California limited partnership.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.4625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.4625 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq National Market or any successor thereto.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among McCown De Leeuw, CFSI LLC, the Partnership, the General Partner and the Operating Company.

“Operating Company” means StoneMor Operating LLC, a Delaware limited liability company, and any successors thereto.

“Operating Company Agreement” means the First Amended and Restated Operating Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures and deposits into merchandise trusts and perpetual care trusts, subject to the following:

(a)    payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b)    Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a)    the sum of (i) $5.0 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, including, without limitation, withdrawals from merchandise trusts and perpetual care trusts, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

(b)    the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Cornerstone Family Services LLC, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Parity Units” means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means StoneMor Partners L.P., a Delaware limited partnership, and any successors thereto.

“Partnership Group” means the Partnership and its Subsidiaries, treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

“Percentage Interest” means, as of any date of determination (a) as to the General Partner, the amount of its aggregate Capital Contributions to the Partnership divided by the aggregate Capital Contributions made to the Partnership by all Partners, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to paragraphs (a) and (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-114354) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Basket Amount” has the meaning assigned to such term in Section 5.7(d).

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Restricted Business” has the meaning assigned to such term in the Omnibus Agreement.

“Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c)(ii).

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.5875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.5875 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)    the first day of any Quarter beginning after September 30, 2009 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, with respect to such periods and (ii) there are no Cumulative Common Unit Arrearages; and

(b)    the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

“Third Target Distribution” means $0.7125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.7125 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Trading Day” has the meaning assigned to such term in Section 15.1(a).

“Transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated 2004, among the Underwriters, McCown De Leeuw, the General Partner, the Partnership, and the Operating Company, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent all such borrowings are required to be reduced to $5.0 million or less each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time. Working Capital Borrowings includes any portion of the borrowings described in the immediately preceding sentence that remain outstanding after such borrowings are reduced to $5.0 million or less pursuant to the terms of the applicable credit facility or other arrangement.

Section 1.2     Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of StoneMor Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name.

The name of the Partnership shall be “StoneMor Partners L.P.” The Partnership’s business may be conducted under any other name or names, as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section	2.3 Registered Office; Registered Agent; Principal Office; Other Offices

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine. The address of the General Partner shall be 155 Rittenhouse Circle, Bristol, Pennsylvania 19007 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section	2.4 Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation.

Section 2.5    Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a)    Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii)    execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b)    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

j Section	2.8 Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4    Rights of Limited Partners.

(a)    In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited

Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense:

(i)    to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii)    promptly after becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii)    to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(iv)    to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v)    to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi)    to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b)    The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF

PARTNERSHIP INTERESTS

Section 4.1    Certificates.

Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a)    If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b)    The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)    makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)    requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)    if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)    satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c)    As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section	4.3 Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Sect ion 4.4    Transfer Generally.

(a)    The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another

Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest, other than an Incentive Distribution Right, assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)    No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV and, if applicable, the Omnibus Agreement. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV and, if applicable, the Omnibus Agreement, shall be null and void.

(c)    Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member or other owner of the General Partner of any or all of the shares of stock, membership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a)    The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b)    Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c)    Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d)    Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

(e)    A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

(f)    The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a)    Subject to Section 4.6(c) below, prior to September 30, 2014, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (i) the merger or consolidation of the General Partner with or into such other Person or (ii) the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b)    Subject to Section 4.6(c) below, on or after September 30, 2014, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c)    Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.

Prior to September 30, 2014, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to September 30, 2014 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2014, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8    Restrictions on Transfers.

(a)    Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b)    The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c)    The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

(d)    Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section	4.9 Citizenship Certificates; Non-citizen Assignees.

(a)    If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-Citizen Assignee’s Limited Partner Interests.

(b)    The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c)    Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4, but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d)    At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.10    Redemption of Partnership Interests of Non-citizen Assignees.

(a)    If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or, if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

(i)     The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii)    The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii)    Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv)    After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b)    The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

(c)    Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the

Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2    Contributions by the General Partner and CFSI LLC.

(a)    On the Closing Date and pursuant to the Contribution Agreement, (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its membership interests in the Operating Company in exchange for (A) the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (B) the Incentive Distribution Rights, and (ii) CFSI LLC shall contribute to the Partnership, as a Capital Contribution, all of its membership interests in the Operating Company in exchange for (A) 564,782 Common Units and (B) 4,239,782 Subordinated Units.

(b)    The initial Capital Account of CFSI LLC with respect to the receipt of 4,239,782 Subordinated Units shall be equal to the Agreed Value, as set forth in the valuation report issued by Deloitte & Touche LLP, of the member interests in the Operating Company contributed to the Partnership by CFSI LLC less (i) the Capital Account of CFSI LLC with respect to the Common Units received in exchange for the contribution of the membership interests in the Operating Company, (ii) the Capital Account of the General Partner, (iii) the Capital Account of the Initial Limited Partners, and (iv) the outstanding indebtedness of the Partnership Group.

(c)    Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering, the Common Units issued pursuant to the Over-Allotment Option and the Common Units and Subordinated Units issued to CFSI LLC pursuant to Section 5.2(a)), the General Partner may make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) the sum of 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Initial Limited Partners.

(a)    On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b)    Upon the exercise of the Over-Allotment Option and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use 50% of the amount of such cash to redeem from CFSI LLC that number of Common Units held by CFSI LLC equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b); provided, however, that if the number of Common Units held by CFSI LLC is less than the number of Common Units issued to the Underwriters as provided in this Section 5.3(b), then the Partnership shall also redeem from CFSI LLC a number of Subordinated Units equal to the difference obtained by subtracting the number of Common Units held by CFSI LLC from the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).

(c)    No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the 3,675,000 Common Units issuable pursuant to Section 5.3(a), (ii) the “Option Units,” as such term is used in the Underwriting Agreement, in an aggregate number up to 551,250 issuable upon exercise of the Over-Allotment Option pursuant to Section 5.3(b), (iii) the 564,782 Common Units and 4,239,782 Subordinated Units issuable to CFSI LLC pursuant to Section 5.2(a), (iv) the Incentive Distribution Rights issuable pursuant to Section 5.2(a) and (v) Common Units issuable in order to satisfy the obligations of the Partnership or any of its Affiliates under the employee benefit plans of the General Partner, the Partnership or any other Group Member.

Section	5.4 Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section	5.5 Capital Accounts.

(a)    The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b)    For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i)    Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes.

(ii)    All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii)    Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv)    Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v)    In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

(vi)    If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c)    (i)    A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii)    Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d)    (i)    In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii)    In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section	5.6 Issuances of Additional Partnership Securities.

(a)    Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b)    Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c)    The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed.

Section	5.7 Limitations on Issuance of Additional Partnership Securities.

Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

(a)    Unless approved by the holders of a Unit Majority, during the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 2,119,891 additional Parity Units. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) pursuant to Sections 5.2(a) and 5.3(a), (ii) in accordance with Sections 5.7(c), (d), (e), (f) or (g), (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (v) in order to satisfy the obligations of the partnership or any of its Affiliates under the employee benefit plans of the General Partner, the Partnership or any other Group Member, (vi) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (vii) in the event of a combination or subdivision of Common Units.

(b)    Unless approved by the holders of a Unit Majority, during the Subordination Period the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

(c)    Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down in connection with, an Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, put into commercial service) by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital Improvement was put into commercial service (“One Year Test Period”), would have resulted, in the General Partner’s determination, in an increase in:

(A)    the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, on an estimated pro forma basis (as described below), as compared to

(B)    the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, as adjusted as provided below.

The General Partner shall determine the amount in clause (A) above using such assumptions as it believes are reasonable. There shall be excluded from the amount in clause (B) above any Operating Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such Operating Surplus is positive or negative). The number of Units deemed to be Outstanding for the purpose of calculating the amount in clause (B) above shall be the weighted average number of Units Outstanding during the One Year Test Period and shall exclude the Units issued or to be issued in connection with such Acquisition or Capital Improvement or within 365 days of such Acquisition or Capital Improvement where the net proceeds from such issuance are used to repay debt incurred, or to replenish cash reserves to the extent drawn down, in connection with such Acquisition or Capital Improvement. For the purposes of this Section 5.7(c), the term “debt” shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such indebtedness does not exceed the principal sum of, plus accrued interest on, and any prepayment penalty with respect to, the indebtedness so extended, refinanced, renewed, replaced or defeased.

(d)    Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without Unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the “Remaining Basket Amount”).

The following shall apply with respect to issuances of Parity Units pursuant to this Section 5.7(d):

(i)    With respect to such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

(ii)    With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with an Acquisition that has not been completed:

(1)    Such Acquisition shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a proposed Acquisition for which the net proceeds from the sale of such Parity Units will be used if such Acquisition is completed;

(2)    Upon completion of such Acquisition and application of the net proceeds received from the sale of such Parity Units to finance such Acquisition, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition would have resulted, on an estimated pro forma basis, in an increase in the amount of Adjusted Operating Surplus per Unit (such amount shall be calculated as set forth in Section 5.7(c) and such calculation is referred to in this Section 5.7(d) as the “Accretion Test”); and

(3)    The Accretion Test in subclause (2) of this clause (ii) shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(c).

(iii)    With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

(1)    Such Capital Improvement shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a Capital Improvement for which the net proceeds from the sale of such Parity Units will used to finance such Capital Improvement;

(2)    Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the sale of such Parity Units have been used to finance such Capital Improvement, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Capital Improvement meets the Accretion Test; and

(3)    The Accretion Test in subclause (2) of this clause (iii) shall be performed immediately following Commencement of Commercial Service and in accordance with Section 5.7(c).

(e)    Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain until after the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

(f)    Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Parity Units, plus the related distributions on the General Partner Interest in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such newly issued Parity Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such newly issued Parity Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test, the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

(g)    Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the net proceeds of such issuance are used to redeem an equal number of Parity Units at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.

(h)    No fractional Units shall be issued by the Partnership.

Section	5.8 Conversion of Subordinated Units.

(a)    A total of 25% of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2007, in respect of which:

(i)    distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii)    the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, with respect to such periods; and

(iii)    the Cumulative Common Unit Arrearage on all of the Common Units is zero.

(b)    An additional 25% of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2008, in respect of which:

(i)    distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii)    the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest with respect to such periods; and

(iii)    the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the end of the last four-Quarter period in respect of which conversion of Subordinated Units pursuant to Section 5.8(a) occurred.

(c)    In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or (b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

(d)    Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) or (b) shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(e)    Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(f)    A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9    Limited Preemptive Right.

Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10    Splits and Combinations.

(a)    Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units remaining to be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted.

(b)    Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)    Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d)    The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a)    Net Income.  After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i)    First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii)    Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii)    Third, the balance, if any, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests.

(b)    Net Losses.  After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i)    First, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years; provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii)    Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(iii) Third, the balance, if any, 100% to the General Partner.

(c)    Net Termination Gains and Losses.  After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i)    If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A)    First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C)    Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C), until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D)    Fourth, 100% to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter defined as the “First Liquidation Target Amount”);

(E)    Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) and (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(F)    Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) and (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(G)    Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the percentages applicable to subclauses (x) and (y) of this clause (G).

(ii)    If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A)    First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (A), until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C)    Third, the balance, if any, 100% to the General Partner.

(d)    Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i)    Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)    Chargeback of Partner Nonrecourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)    Priority Allocations.

(A)    If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(B)    After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s percentage interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv)    Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v)    Gross Income Allocations.  In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi)    Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii)    Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii)    Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of

Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix)    Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x)    Economic Uniformity.

(A)    To the extent Section 6.7(b) prevents a Unitholder from transferring a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8, all or a portion of the items of Partnership gross income or gain for the taxable period in which such transfer is sought and all necessary future taxable periods, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated to each transferring Unitholder, in the proportion to which (A) the number of Subordinated Units or Subordinated Units that have converted into Common Units pursuant to Section 5.8 that such Unitholder seeks to transfer pursuant to Section 5.5(c)(ii) bears to (B) all Subordinated Units or Subordinated Units that have converted pursuant to Section 5.8 that all Unitholders seek to transfer pursuant to Section 5.5(c)(ii), until the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units and the Retained Converted Subordinated Units is no longer negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(B)    At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period and all necessary future taxable periods, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) and any Retained Converted Subordinated Units in the proportion of the number of Final Subordinated Units and Retained Converted Subordinated Units held by such Partner to the total number of Final Subordinated Units and Retained Converted Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units and Retained Converted Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units and Retained Converted Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and Retained Converted Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to (or as nearly as possible to) the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi)    Curative Allocation.

(A)    Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed

Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B)    The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii)    Corrective Allocations.  In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A)    In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B)    In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C)    In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2    Allocations for Tax Purposes.

(a)    Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b)    In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i)    (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii)    (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii)    The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(c)    For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d)    The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(e)    Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(g)    Each item of Partnership income, gain, loss and deduction shall, for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h)    Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

(a)    Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2004, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b)    Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c)    The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d)    Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4    Distributions of Available Cash from Operating Surplus.

(a)    During Subordination Period.  Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of other Partnership Securities issued pursuant thereto:

(i)    First, to the General Partner and the Unitholders holding Common Units in accordance with their respective Percentage Interests until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, to the General Partner and the Unitholders holding Common Units in accordance with their respective Percentage Interests until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii)    Third, to the General Partner and the Unitholders holding Subordinated Units in accordance with their respective Percentage Interests until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv)    Fourth, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v)    Fifth, (A) to the General Partner in accordance with its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi)    Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii)    Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b)    After Subordination Period.  Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of other Partnership Securities issued pursuant thereto:

(i)    First, 100% the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii)    Third, (A) to the General Partner in accordance with its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv)    Fourth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v)    Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5    Distributions of Available Cash from Capital Surplus.

Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed to the General Partner and all Unitholders holding Common Units in accordance with their respective Percentage Interests until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a)    The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

(b)    The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7    Special Provisions Relating to the Holders of Subordinated Units.

(a)    Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

(b)    A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c)    The Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines by written certification of its chief financial officer or other appropriate officer, based on advice of counsel, that a Subordinated Unit that has converted into a Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to the Subordinated Units that have converted into Common Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section	6.9 Entity-Level Taxation.

If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third

Target Distribution shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a)    The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i)    the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii)    the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii)    the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

(iv)    the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member and the making of capital contributions to any Group Member;

(v)    the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to than would otherwise be the case);

(vi)    the distribution of Partnership cash;

(vii)    the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii)    the maintenance of insurance for the benefit of the Partnership Group and the Partners;

(ix)    the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x)    the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi)    the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii)    the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii)    unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv)    the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv)    the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b)    Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of

Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3    Restrictions on the General Partner’s Authority.

(a)    Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

(b)    Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to Operating Company Agreement or, except as expressly permitted by Section 7.9(e), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4    Reimbursement of the General Partner.

(a)    Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b)    The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c)    Subject to Section 5.7, the General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group

Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.5    Outside Activities.

(a)    After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

(b)    McCown De Leeuw and certain of its Affiliates have entered into the Omnibus Agreement with the General Partner, the Partnership and the Operating Company, which agreement sets forth certain restrictions on the ability of McCown De Leeuw and such Affiliates to engage in Restricted Businesses.

(c)    Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

(d)    Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

(e)    The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them.

(f)    The term “Affiliates” when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member.

(g)    Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a)    The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b)    The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c)    No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7    Indemnification.

(a)    To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b)    To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c)    The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)    The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)    For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interests of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)    The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8    Liability of Indemnitees.

(a)    Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b)    Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c)    To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d)     Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a)    Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates, (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the board of directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the transactions effected pursuant to Sections 5.2 and 5.3 and the Contribution Agreement, as well as any other transactions or conflicts of interest described in the Registration Statement, are hereby approved by all Partners.

(b)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliate causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(c)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, and shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity.

(d)    Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e)    Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f)    The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10    Other Matters Concerning the General Partner.

(a)    The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)    The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c)    The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.11    Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10 and except as contemplated by Section 5.3(b), the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12    Registration Rights of the General Partner and its Affiliates.

(a)    If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b)    If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c)    If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d)    The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e)    Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13    Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General

Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section	8.1 Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a)    As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b)    As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2    Tax Elections.

(a)    The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

(b)    The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

(c)    Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section	9.4 Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.

Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner and the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section	10.2 Admission of Substituted Limited Partners.

By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded in the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a completed and duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3    Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Admission of Additional Limited Partners.

(a)    A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i)    evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii)    such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.

(b)    Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a)    The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i)    The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii)    The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii)    The General Partner is removed pursuant to Section 11.2;

(iv)    The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v)    A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)    (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b)    Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on September 30, 2014, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Standard Time, on September 30, 2014, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing Partner and Successor General Partner.

(a)    In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is reconstituted pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner (or, in the event of a reconstituted Partnership, prior to the effective date of the reconstitution of the Partnership), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing Partner’s Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership’s assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

(b)    If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c)    If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is reconstituted pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions, to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or receive cash in exchange therefor.

Section 11.5    Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a)    an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b)    an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c)    the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d)    the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership Group.

Section	12.2 Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i)    the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

(ii)    if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii)    all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator.

Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a)    The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b)    Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c)    All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section	12.8 Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)    a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b)    admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c)    a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d)    a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)    a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)    subject to the terms of Section 5.7, an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h)    any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j)    an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k)    a merger or conveyance pursuant to Section 14.3(d); or

(l)    any other amendments substantially similar to the foregoing.

Section	13.2 Amendment Procedures.

Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section	13.3 Amendment Requirements.

(a)    Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b)    Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

(c)    Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d)    Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e)    Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section	13.6 Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7    Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and that are present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it determines to be necessary or appropriate concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a)     Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b)    With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section	14.1 Authority.

The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation.

Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a)    the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b)    the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c)    the terms and conditions of the proposed merger or consolidation;

(d)    the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e)    a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(g)    such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of Merger or Consolidation.

(a)    Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)    Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c)    Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d)    Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner may, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section	14.4 Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section	14.5 Effect of Merger.

(a)    At the effective time of the certificate of merger:

(i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii)    the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii)    all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv)    all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b)    A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a)    Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq National Market) on which such Limited Partner Interests of such class are listed or, if such Limited Partner Interests are not listed on any National Securities Exchange (other than the Nasdaq National Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq National Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b)    If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c)    At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section	16.1 Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section	16.2 Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8    Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

STONEMOR GP LLC

By:	Name Title

ORGANIZATIONAL LIMITED PARTNER:

CORNERSTONE FAMILY SERVICES LLC

By:	Name Title

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

STONEMOR GP LLC

By:	Name Title

EXHIBIT A

to the First Amended and

Restated Agreement of Limited Partnership of

StoneMor Partners L.P.

Certificate Evidencing Common Units

Representing Limited Partner Interests

StoneMor Partners L.P.

No.                                   Common Units

StoneMor GP LLC, a Delaware limited liability company and the General Partner of StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (a) requested admission as, and agreed to become, a Limited Partner or a Substituted Limited Partner, as applicable, and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (b) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appointed the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Holder’s attorney to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Holder’s admission as a Limited Partner or a Substituted Limited Partner, as applicable, in the Partnership and as a party to the Partnership Agreement, (d) given the powers of attorney provided for in the Partnership Agreement, (e) made the waivers and given the consents and approvals contained in the Partnership Agreement and (f) certified to the Partnership that the Holder (including, to the best of the Holder’s knowledge, any person for whom the Holder holds the Common Units) is an Eligible Citizen.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

StoneMor Partners L.P.		Dated:

By:	StoneMor GP LLC, Inc., its General Partner	Countersigned and Registered by:

By:
Name:		as Transfer Agent and Registrar

By:		By:
	Secretary	Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM–	as tenants in common	UNIF GIFT MIN ACT–
TEN ENT –	as tenants by the entireties	Custodian
(Cust) (Minor)
JT TEN –	as joint tenants with right of	under Uniform Gifts Act (State)
survivorship and not as
tenants in common

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in

STONEMOR PARTNERS L.P.

IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES

DUE TO TAX SHELTER STATUS OF

STONEMOR PARTNERS L.P.

You have acquired an interest in StoneMor Partners L.P., 155 Rittenhouse Circle, Bristol, Pennsylvania 19007, whose taxpayer identification number is 80-0103159. The Internal Revenue Service has issued StoneMor Partners L.P the following tax shelter registration number:                     . If there is no number in the blank in the preceding sentence, the number will be furnished to the Holder when it is received.

YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN STONEMOR PARTNERS L.P.

You must report the registration number as well as the name and taxpayer identification number of StoneMor Partners L.P. on Internal Revenue Code Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN STONEMOR PARTNERS L.P.

If you transfer your interest in StoneMor Partners L.P to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person’s name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of StoneMor Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to StoneMor Partners L.P, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Service Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

FOR VALUE RECEIVED, hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name	(Please insert Social Security or other
and address of Assignee)	identifying number of Assignee)

                 Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                  as its attorney-in-fact with full power of substitution to transfer the same on the books of StoneMor Partners L.P.

Date: The signature(s) should be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Securities and Exchange Act of 1934, as amended.	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
SIGNATURE(S) GUARANTEED:		(Signature)
(Signature)

No assignment or transfer of the Common Units evidenced hereby will be registered on the books of StoneMor Partners L.P., unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units (a “Transfer Application”) has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the Transfer Application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

The undersigned (“Applicant”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

The Applicant (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Applicant has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Applicant’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Applicant’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement, and (f) certifies to the Partnership that the Applicant (including, to the best of the Applicant’s knowledge, any person for whom the Applicant will hold the Common Units) is an Eligible Citizen. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Signature of Applicant

Name and Address of Applicant

Social Security or other identifying number	Purchase Price including commissions, if any

Type of Entity (check one):

☐	Individual	☐	Partnership	☐	Corporation

☐	Trust	☐	Other (specify)

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity

☐	Non-resident Alien	☐	Foreign Corporation

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interest-holder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interest-holder).

Complete Either A or B:

A.    Individual Interest-Holder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identifying number (Social Security Number) is .

3.	My home address is .

B.    Partnership, Corporation or Other Interest-Holder

1.	(Name of Interest-Holder) is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interest-holder’s U.S. employer identification number is .

3.	The interest-holder’s office address and place of incorporation (if applicable) is .

4.	The interest-holder’s year end for tax reporting purposes is: .

The interest-holder agrees to notify the Partnership within sixty (60) days of the date the interest-holder becomes a foreign person.

The interest-holder understands that this Certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interest-Holder

Signature and Date

Title (if applicable)

NOTE: If the Applicant is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding the Common Units for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Applicant is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any Person for whom the Applicant will hold the Common Units shall be made to the best of the Applicant’s knowledge.

APPLICATION FOR TRANSFER OF COMMON UNITS

The undersigned (“Applicant”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

The Applicant (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Applicant has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Applicant’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Applicant’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement, and (f) certifies to the Partnership that the Applicant (including, to the best of the Applicant’s knowledge, any person for whom the Applicant will hold the Common Units) is an Eligible Citizen. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Signature of Applicant

Name and Address of Applicant

Social Security or other identifying number	Purchase Price including commissions, if any

Type of Entity (check one):

☐	Individual	☐	Partnership	☐	Corporation

☐	Trust	☐	Other (specify)

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity

☐	Non-resident Alien	☐	Foreign Corporation

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interest-holder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interest-holder).

B-1

Complete Either A or B:

A.    Individual Interest-Holder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identifying number (Social Security Number) is .

3.	My home address is .

B.    Partnership, Corporation or Other Interest-Holder

1.	(Name of Interest-Holder) is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interest-holder’s U.S. employer identification number is .

3.	The interest-holder’s office address and place of incorporation (if applicable) is .

4.	The interest-holder’s year end for tax reporting purposes is: .

The interest-holder agrees to notify the Partnership within sixty (60) days of the date the interest-holder becomes a foreign person.

The interest-holder understands that this Certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interest-Holder

Signature and Date

Title (if applicable)

NOTE: If the Applicant is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding the Common Units for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Applicant is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any Person for whom the Applicant will hold the Common Units shall be made to the best of the Applicant’s knowledge.

B-2

APPENDIX C

GLOSSARY OF TERMS

“adjusted operating surplus” means for any period, operating surplus generated during that period as adjusted to:

(a)  decrease operating surplus by:

(1)  any net increase in working capital borrowings with respect to that period (but only to the extent that such net increase causes outstanding working capital borrowings to exceed $5.0 million); and

(2)  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period;

(3)  the amount, if any, by which the aggregate principal amount withdrawn from merchandise trusts during that period exceeds the aggregate amount deposited into merchandise trusts during that period; and

(b)  increase operating surplus by:

(1)  any net decrease in working capital borrowings with respect to that period (but only to the extent that such net decrease reduces outstanding working capital borrowings to $5.0 million or more); and

(2)  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; and

(3)  the amount, if any, by which the aggregate amount deposited into merchandise trusts during that period exceeds the aggregate principal amount withdrawn from merchandise trusts during that period; and

provided, however, that the limitations on the effect of changes in working capital borrowings described in (a) (1) and (b) (1) above will not affect any period after the period ending September 30, 2006.

Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) and (a) (2) of the definition of operating surplus.

“available cash” means for any quarter prior to liquidation:

(a)  the sum of

(1)  all cash and cash equivalents of StoneMor Partners L.P. and its subsidiaries on hand at the end of that quarter; and

(2)  all additional cash and cash equivalents of StoneMor Partners L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b)  less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

(1)  provide for the proper conduct of the business of StoneMor Partners L.P. and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of StoneMor Partners L.P. and its subsidiaries) after that quarter;

(2)  comply with applicable law or any debt instrument or other agreement or obligation to which StoneMor Partners L.P. or any of its subsidiaries is a party or by which it is bound or its assets are subject;

(3)  provide funds for distributions to unitholders for any one or more of the next four quarters; and

provided, however, that the general partner may not establish cash reserves pursuant to clause (b)(3) immediately above if the effect of such reserves would be that StoneMor Partners L.P. is unable to distribute the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and

provided, further, that disbursements made by StoneMor Partners L.P. or any of its subsidiaries of cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

“capital account” means the capital account maintained for a partner under the partnership agreement. The capital account of a partner for a general partner interest, a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in StoneMor Partners L.P. held by such partner from and after the date on which it was first issued.

“capital surplus” means all available cash distributed by StoneMor Partners L.P. from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter immediately before that distribution. Any excess available cash distributed by StoneMor Partners L.P. will be deemed to be capital surplus.

“closing price” means the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the NASDAQ National Market or such other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the board of directors of the general partner.

“common unit arrearage” means the amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

“current market price” means with respect to any class of units as of any date, the average of the daily closing prices per unit of such class for the 20 consecutive trading days immediately prior to the date.

“incentive distribution right” means a non-voting limited partner interest issued to the general partner or one of its affiliates conferring upon it the right to receive increasing percentages, up to 48%, of the cash we distribute each quarter in excess of $0.5125 per unit.

“interim capital transactions” means the following transactions if they occur prior to the liquidation of StoneMor Partners L.P.:

(a)  borrowings, refinancings or refundings of indebtedness and sales of debt securities of StoneMor Partners L.P. or any of its subsidiaries (other than working capital borrowings and other than for items purchased on open account in the ordinary course of business);

(b)  sales of equity interests of StoneMor Partners L.P. or any of its subsidiaries (including any common units sold to the underwriters pursuant to their over-allotment option by StoneMor Partners L.P. in its initial public offering); and

(c)  sales or other voluntary or involuntary dispositions of any assets of StoneMor Partners L.P. or any of its subsidiaries (other than sales or other dispositions of excess cemetery property in an aggregate amount not to exceed $1.0 million in any four-quarter period; sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business; and sales or other dispositions of assets as a part of normal retirements or replacements).

“operating expenditures” means all expenditures of StoneMor Partners L.P. and its subsidiaries including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments, capital expenditures and deposits into merchandise trusts and perpetual care trusts, subject to the following:

(a)  payments (including prepayments) of principal of and premium on indebtedness other than working capital borrowings will not constitute operating expenditures; and

(b)  operating expenditures will not include:

(1)  capital expenditures made for acquisitions or for expansion capital improvement;

(2)  payment of transaction expenses relating to interim capital transactions; or

(3)  distributions to partners.

Where capital expenditures are made in part for acquisitions or for maintenance or expansion capital improvements and in part for other purposes, the general partner, with the concurrence of its conflicts committee, has the discretion to determine the allocation between the amounts paid for each and, in the case of capital expenditures made for maintenance capital improvements, the period over which those capital expenditures will be deducted as an operating expenditure in calculating operating surplus.

“operating surplus” means, with respect to any period before liquidation, on a cumulative basis and without duplication:

(a)  the sum of:

(1)  $5.0 million;

(2) all the cash and cash equivalents of StoneMor Partners L.P. and its subsidiaries on hand as of the closing of StoneMor Partners L.P.’s initial public offering;

(3)  all the cash receipts of StoneMor Partners L.P. and its subsidiaries for the period beginning on the closing date of StoneMor Partners L.P.’s initial public offering and ending with the last day of that period, including withdrawals from merchandise trusts and perpetual care trusts, but excluding cash receipts from interim capital transactions; and

(4)  all the cash receipts of StoneMor Partners L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b)  the sum of:

(1)  operating expenditures for the period beginning on the date, of the closing date of StoneMor Partners L.P.’s initial public offering and ending with the last day of that period; and

(2)  the amount of cash reserves that are necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to StoneMor Partners L.P. or any of its subsidiaries or disbursements on behalf of StoneMor Partners L.P. or any of its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for the purposes of determining operating surplus within such period, if the general partner so determines.

“subordination period” means the period of time that will generally extend from the date of the closing of the initial public offering until the first to occur of the following:

(a)  the first day of any quarter beginning on or after September 30, 2009 for which:

(1)  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)  the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during these periods on a fully diluted basis, plus the related distribution on the general partner interest in StoneMor Partners L.P.; and

(3)  there are no outstanding cumulative common unit arrearages.

(b)  the date on which the general partner is removed as general partner of StoneMor Partners L.P. upon the requisite vote by limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of removal.

“working capital borrowings” means borrowings solely for working capital purposes or to pay distributions to partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to no more than $5.0 million each year for an economically meaningful period of time.

APPENDIX D

PRO FORMA, AS ADJUSTED, AVAILABLE CASH FROM OPERATING SURPLUS

The following table shows the calculation of pro forma, as adjusted, available cash from operating surplus and should be read in conjunction with “Cash Available for Distribution,” the Cornerstone Family Services, Inc. Historical Consolidated Financial Statements and the StoneMor Partners L.P. Unaudited Consolidated Pro Forma Financial Statements. The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of StoneMor Partners L.P. had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while available cash from operating surplus is calculated under our partnership agreement on a cash accounting basis. As a consequence, while the amounts of pro forma, as adjusted, cash available from operating surplus shown below are calculated in a manner that is consistent with our partnership agreement, they should only be viewed as a general indication of the amounts of available cash from operating surplus that we might have generated if we had completed the transactions contemplated in this prospectus on January 1, 2003.

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
	(in thousands)
Pro forma net income (loss)	$887	$3,036
Add:
Pro forma depreciation and amortization	5,001	2,481
Pro forma interest expense, net	6,128	3,064
Pro forma provision (benefit) for income taxes	1,799	(202)
Non-cash cost of lots sold	5,141	2,671
Increase (decrease) in deferred cemetery revenue	11,653	4,578
Increase (decrease) in working capital borrowings	1,543	4,000
Less:
Pro forma cash interest paid	6,128	3,064
Pro forma maintenance capital expenditures (1)	1,184	1,005
Pro forma provision (benefit) for income tax expense	1,799	(202)
Increase (decrease) in due from merchandise trust	170	1,249
Increase (decrease) in merchandise trust receivable	128	—
(Increase) decrease in merchandise liability	3,224	3,126
Increase (decrease) in working capital (2)	6,158	4,831

Pro forma available cash from operating surplus	$13,361	$6,555
Add: One-time cash flow items (3)	2,400	3,200
Less:
Estimated additional home office expenses (4)	1,275	638
Estimated additional maintenance capital expenditures (1)(5)	604	302

Pro forma, as adjusted, available cash from operating surplus (6)	$13,882	$8,815

(1)	Assumes that all expansion capital expenditures are financed with debt or equity.
(2)	Includes changes in accounts receivable, prepaid expenses, other current assets, other assets and accounts payable and accrued and other liabilities.
(3)	During 2003 and the six months ended June 30, 2004, we incurred certain one-time cash flow items, which we believe will not occur on an ongoing basis. During 2003, one-time cash flow items included $1.0 million of expenses associated with this offering and a $1.4 million payment related to a settlement with Alderwoods. During the six months ended June 30, 2004, one-time cash flow items included $3.2 million of expenses associated with this offering.
(4)	We estimate that we will incur incremental home office expenses of approximately $1.3 million a year as a result of our becoming a public company.

D-1

(5)	Reflects estimates of the amounts reported on our historical financial statements as expansion capital expenditures that would have been designated as maintenance capital expenditures under our partnership agreement. Please see “Cash Available for Distribution.”
(6)	The amounts of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$1,960.9	$7,843.6
Subordinated units	1,960.9	7,843.6
General partner	80.0	320.1

Total	$4,001.8	$16,007.3

The amount of pro forma, as adjusted, available cash from operating surplus for the year ended December 31, 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and 72.4% of the minimum quarterly distribution on the subordinated units. The amount of pro forma, as adjusted, available cash from operating surplus for the six months ended June 30, 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and on all of our subordinated units.

D-2

StoneMor Partners L.P.

3,675,000 Common Units

PROSPECTUS

                , 2004

LEHMAN BROTHERS

MERRILL LYNCH & CO.

UBS INVESTMENT BANK

RAYMOND JAMES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ National Market filing fee, the amounts set forth below are estimates.

Registration fee	$11,781
NASD filing fee	9,798
NASDAQ National Market listing fee	5,000
Printing and engraving expenses	790,000
Fees and expenses of legal counsel	1,500,000
Accounting fees and expenses	1,100,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	500,000

Total	$3,921,579

Item 14.    Indemnification of Directors and Officers.

The partnership is required to indemnify, among other persons, the officers, directors and managers of the general partner of the partnership, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by such officers, directors and managers. This indemnification is required unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. The partnership is also required to indemnify the officers, directors and managers of the general partner for criminal proceedings unless these persons acted with knowledge that their conduct was unlawful. Consequently, the officers, directors and managers of the general partner of the partnership could be indemnified for its negligent acts if they meet the requirements described above. Any indemnification will be only out of the assets of the partnership. Unless the general partner of the partnership otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to the partnership to enable the partnership to effectuate this indemnification. The partnership is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for the partnership’s activities, including the officers, directors and managers of the general partner of the partnership, regardless of whether the partnership has the power to indemnify those persons against liabilities under the partnership agreement.

In addition, our general partner is required to indemnify, among other persons, its officers, directors and affiliates, to the fullest extent of the law, against liabilities, costs and expenses incurred by such officers, directors and affiliates. This indemnification is required under the same circumstances as the indemnification by the partnership discussed above. Any indemnification will be only out of the assets of our general partner. The general partner is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for the general partner’s activities, including the officers, directors, and affiliates of our general partner, regardless of whether the general partner has the power to indemnify those persons against liabilities under its limited liability company agreement.

Our general partner has entered into separate indemnification agreements with its directors, the form of which is included as an exhibit to this registration statement. The terms of those agreements are consistent with the terms of the indemnification provided by the general partner’s limited liability company agreement.

Pursuant to the Underwriting Agreement to be filed as an exhibit to this registration statement, the underwriters will agree to indemnify, among other persons, the officers, directors and managers of the general partner and each other person who controls the partnership against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15.    Recent Sales of Unregistered Securities.

StoneMor Partners L.P. issued limited partner interests in the partnership to Cornerstone Family Services LLC for an aggregate of $980 in connection with the formation of the partnership in April 2004 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

Item 16.    Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description

1.1†	—	Form of Underwriting Agreement

3.1†	—	Certificate of Limited Partnership of StoneMor Partners L.P.

3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)

4.1†	—	Form of Senior Secured Note Purchase Agreement

5.1†	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1†	—	Opinion of Vinson & Elkins L.L.P relating to tax matters

10.1†	—	Form of Credit Facility

10.2†	—	Form of Contribution, Conveyance and Assumption Agreement

10.3†	—	Form of StoneMor Partners L.P. Long-Term Incentive Plan

10.5†	—	Form of Omnibus Agreement

10.6†	—	Form of Employment Agreement of Lawrence Miller

10.7†	—	Form of Employment Agreement of William R. Shane

10.8†	—	Form of Employment Agreement of Michael L. Stache

10.9†	—	Form of Employment Agreement of Robert Stache

10.10†	—	Form of Indemnification Agreement

10.11†	—	Form of Intercreditor Agreement

21.1†	—	List of subsidiaries of StoneMor Partners L.P.

23.1	—	Consent of Deloitte & Touche LLP

23.2†	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3†	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1†	—	Powers of Attorney (included on the signature page)

†	Previously filed

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bristol, State of Pennsylvania, on September 2, 2004.

STONEMOR PARTNERS L.P.

By:	STONEMOR GP LLC its General Partner

By:	/S/ LAWRENCE MILLER Name: Lawrence Miller Title: Chief Executive Officer, President and Chairman of the Board of Directors

Each person whose signature appears below appoints Lawrence Miller and William R. Shane, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ LAWRENCE MILLER Lawrence Miller	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	September 2, 2004

* William R. Shane	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 2, 2004

* Paul Waimberg	Vice President of Finance (Principal Accounting Officer)	September 2, 2004

* Allen R. Freedman	Director	September 2, 2004

* Robert B. Hellman, Jr.	Director	September 2, 2004

* Martin R. Lautman	Director	September 2, 2004

* Fenton R. Talbott	Director	September 2, 2004

* Jeffrey A. Zawadsky	Director	September 2, 2004

*By:	/S/ LAWRENCE MILLER
Name: Lawrence Miller, as attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description

1.1†	—	Form of Underwriting Agreement

3.1†	—	Certificate of Limited Partnership of StoneMor Partners L.P.

3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)

4.1†	—	Form of Senior Secured Note Purchase Agreement

5.1†	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1†	—	Opinion of Vinson & Elkins L.L.P relating to tax matters

10.1†	—	Form of Credit Facility

10.2†	—	Form of Contribution, Conveyance and Assumption Agreement

10.3†	—	Form of StoneMor Partners L.P. Long-Term Incentive Plan

10.5†	—	Form of Omnibus Agreement

10.6†	—	Form of Employment Agreement of Lawrence Miller

10.7†	—	Form of Employment Agreement of William R. Shane

10.8†	—	Form of Employment Agreement of Michael L. Stache

10.9†	—	Form of Employment Agreement of Robert Stache

10.10†	—	Form of Indemnification Agreement

10.11†	—	Form of Intercreditor Agreement

21.1†	—	List of subsidiaries of StoneMor Partners L.P.

23.1	—	Consent of Deloitte & Touche LLP

23.2†	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3†	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1†	—	Powers of Attorney (included on the signature page)

†	Previously filed